These Consolidated Financial Statements are Originally Issued in Indonesian Language.

PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For The Years Ended December 31, 2000, 2001 And 2002

(Expressed in Rupiah)

Consolidated Financial Statements

With Independent Accountants’ Review Report

Six Months Ended June 30, 2004 and 2005

PT INDOSAT Tbk

AND SUBSIDIARIES

1

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

WITH INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

SIX MONTHS ENDED JUNE 30, 2004 AND 2005

Table of Contents

Page

Independent Accountants’ Review Report

Consolidated Balance Sheets

…………………………………………………………………………...

1 - 4

Consolidated Statements of Income

……………………………………………………………………

5 - 6

Consolidated Statements of Changes in Stockholders’ Equity

………………………………………

7 - 8

Consolidated Statements of Cash Flows

………………………………………………………………

9 - 10

Notes to Consolidated Financial Statements

………………………………………………………….

11 - 101

***************************

This report is originally issued in Indonesian language.

Independent Accountants’ Review Report

Report No. RPC-4540

Stockholders and Boards of Commissioners and Directors

PT Indosat Tbk

We have reviewed the consolidated balance sheets of PT Indosat Tbk (“the Company”) and Subsidiaries as of June 30, 2004 and 2005, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for the six months then ended. These financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with auditing standards established by the Indonesian Institute of Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data, and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Indonesia, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the consolidated financial statements referred to above in order for them to be in conformity with generally accepted accounting principles in Indonesia.

As described in Note 4, the Company early adopted Statement of Financial Accounting Standards (“SAK”) 24 (Revised 2004), “Accounting for Employee Benefits”, and SAK 38 (Revised 2004), “Accounting for Restructuring Transactions of Entities under Common Control” in its consolidated financial statements for the year ended December 31, 2004. The consolidated financial statements for the six months ended June 30, 2004 have been restated to reflect the retrospective application of these SAKs.

Prasetio, Sarwoko & Sandjaja

Drs. Hari Purwantono

Public Accountant License No. 98.1.0065

August 5, 2005

The accompanying consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Indonesia. The standards, procedures and practices to review such financial statements are those generally accepted and applied in Indonesia.

See Independent Accountants’ Review Report on review of consolidated financial statements.

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

June 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars, except share data)

2004

(As Restated -

2005

Notes

Note 4)

2005

(Note 3)

Rp

Rp

US$

ASSETS

CURRENT ASSETS

Cash and cash equivalents

2d,5,30

5,072,438

6,829,245

703,104

Short-term investments - net

of allowance for decline in

value of Rp28,245 in 2004

and Rp29,594 in 2005

2e

101,667

44,506

4,582

Accounts receivable

Trade

2f,17

Related parties

PT Telekomunikasi

Indonesia Tbk (“Telkom”)

- net of allowance for

doubtful accounts of

Rp64,770 in 2004

and Rp80,966 in 2005

6,30

379,345

167,317

17,226

Others - net of allowance

for doubtful accounts of

Rp62,740 in 2004

and Rp65,985 in 2005

30

208,019

135,726

13,974

Third parties - net of allowance

for doubtful accounts of

Rp347,652 in 2004

and Rp448,134 in 2005

7

1,103,768

1,038,094

106,877

Others - net of allowance

for doubtful accounts of

Rp39,807 in 2004 and

Rp41,649 in 2005

2f,30e

31,783

19,785

2,037

Inventories

2g

120,273

177,083

18,232

Derivative assets

2r,33

-

21,915

2,256

Advances

86,723

46,723

4,810

Prepaid taxes

8,15

442,221

695,567

71,612

Prepaid expenses

2h,2q,29,30

136,326

172,514

17,761

Other current assets

2d,30

42,331

6,745

694

Total Current Assets

7,724,894

9,355,220

963,165

See Independent Accountants’ Review Report on review of consolidated financial statements.

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (continued)

June 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars, except share data)

2004

(As Restated -

2005

Notes

Note 4)

2005

(Note 3)

Rp

Rp

US$

NON-CURRENT ASSETS

Due from related parties - net of

allowance for doubtful

accounts of Rp45,383 in 2004

and Rp12,487 in 2005

2f,30

59,142

33,514

3,450

Deferred tax assets - net

2t,15

45,277

37,748

3,886

Investments in associated

companies - net of allowance

for decline in value of Rp59,142

in 2004 and Rp72,444 in 2005

2i,9

46,780

505

52

Other long-term investments - net of

allowance for decline in value of

Rp247,816 in 2004 and

Rp221,567 in 2005

2i,10

102,157

4,730

487

Property and equipment

2j,2k,2p,

11,17,24

Carrying value

24,225,199

31,198,990

3,212,086

Accumulated depreciation

(8,954,301

)

(11,862,787

)

(1,221,331)

Impairment in value

(99,621

)

(99,621

)

(10,257)

Net

15,171,277

19,236,582

1,980,498

Goodwill and other

intangible assets - net

2c,2l,12

3,178,758

2,846,398

293,050

Long-term receivables

30e

131,233

125,654

12,937

Long-term prepaid pension - net

of current portion

2q,29,30

125,198

168,730

17,372

Long-term advances

13,30

487,522

194,064

19,980

Others

2d,2h,17,

30

482,331

249,619

25,700

Total Non-current Assets

19,829,675

22,897,544

2,357,412

TOTAL ASSETS

27,554,569

32,252,764

3,320,577

See Independent Accountants’ Review Report on review of consolidated financial statements.

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (continued)

June 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars, except share data)

2004

(As Restated -

2005

Notes

Note 4)

2005

(Note 3)

Rp

Rp

US$

LIABILITIES AND STOCKHOLDERS’

EQUITY

CURRENT LIABILITIES

Short-term loans

30

18,254

-

-

Accounts payable - trade

Related parties

30

7,652

13,134

1,352

Third parties

182,434

198,977

20,486

Dividend payable

30

762,239

826,011

85,042

Procurement payable

14,30

1,882,923

2,620,396

269,782

Taxes payable

2t,15

119,684

164,631

16,950

Accrued expenses

16,24,

29,30

1,173,022

1,104,285

113,691

Unearned income

2o

622,502

504,835

51,975

Deposits from customers

24,856

25,325

2,607

Derivative liabilities

2r,33

287,879

23,497

2,419

Current maturities of:

Loans payable

2m,17

Related parties

30

168,190

-

-

Third parties

189,827

60,899

6,270

Bonds payable

2m,18

-

1,030,436

106,088

Other current liabilities

68,755

10,420

1,073

Total Current Liabilities

5,508,217

6,582,846

677,735

NON-CURRENT LIABILITIES

Due to related parties

30

15,772

34,212

3,522

Deferred tax liabilities - net

2t,15

259,185

604,481

62,234

Loans payable - net of current

maturities

2m,17

Related parties

30

841,574

627,683

64,623

Third parties

869,956

664,895

68,454

Bonds payable - net of current

maturities

2m,18

7,537,626

10,099,857

1,039,829

Other non-current liabilities

30

230,683

215,059

22,142

Total Non-current Liabilities

9,754,796

12,246,187

1,260,804

MINORITY INTEREST

2b

151,450

177,089

18,232

See Independent Accountants’ Review Report on review of consolidated financial statements.

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (continued)

June 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars, except share data)

2004

(As Restated -

2005

Notes

Note 4)

2005

(Note 3)

Rp

Rp

US$

STOCKHOLDERS’ EQUITY

Capital stock - Rp100 par value

per A share and B share

Authorized - 1 A share and

19,999,999,999 B shares

Issued and fully paid - 1 A share

and 5,177,499,999 B shares

in 2004, and 1 A share and

5,294,622,999 B shares in

2005

19

517,750

529,462

54,511

Premium on capital stock

19

673,075

898,823

92,538

Difference in value from restructuring

transactions of entities under

common control

2c,10

-

-

-

Difference in transactions of equity

changes in associated

companies/subsidiaries

2i

403,812

403,812

41,574

Stock options

2n,20

54,579

144,762

14,904

Difference in foreign currency

translation

2b

444

304

32

Retained earnings

Appropriated

33,590

49,922

5,140

Unappropriated

10,456,856

11,219,557

1,155,107

Total Stockholders’ Equity

12,140,106

13,246,642

1,363,806

TOTAL LIABILITIES AND

STOCKHOLDERS’ EQUITY

27,554,569

32,252,764

3,320,577

See Independent Accountants’ Review Report on review of consolidated financial statements.

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

Six Months Ended June 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars, except share data)

             2004

     (As Restated -

                    2005

Notes

           Note 4)

              2005

          (Note 3)

                Rp

                Rp

              US$

OPERATING REVENUES

            2o,30

Cellular

21,35,36,37

3,370,029

4,403,865

453,399

Fixed Telecommunication

22,35,36,37

944,985

660,314

67,983

Multimedia, Data Communication,

Internet (“MIDI”)

17,23

725,213

820,065

84,429

Other services

33,821

-

-

Total Operating Revenues

5,074,048

5,884,244

605,811

OPERATING EXPENSES

               2o

Depreciation and amortization

2j,11,12

1,245,760

1,477,295

152,095

Personnel

2n,2p,2q,20,24,29,30

550,626

638,303

65,716

Maintenance

2j,2p

240,190

301,667

31,058

Administration and general

25,30

178,725

297,661

30,646

Compensation to telecommunications carriers

and service providers

26,30,35

267,551

219,286

22,577

Marketing

124,848

158,697

16,339

Leased circuits

30

54,947

69,466

7,151

Other costs of services

27,30

678,816

805,479

82,928

Total Operating Expenses

3,341,463

3,967,854

408,510

OPERATING INCOME

1,732,585

1,916,390

197,301

OTHER INCOME (EXPENSES)

2o

Interest income

30

98,046

79,488

8,184

Financing cost

2m,17,18,28, 30

(549,904

)

(595,385

)

(61,298)

Loss on foreign exchange - net

2s

(109,992

)

(119,308

)

(12,283)

Amortization of goodwill

2l,12

(113,174

)

(113,174

)

(11,652)

Loss on change in fair value of derivatives - net

2r,33

(295,037

)

(44,104

)

(4,541)

Gain (loss) on sale of other long-term investments

10

110,929

(1,046

)

(108

)

Gain on sale of investment in associated company

9,30

278,743

-

-

Others - net

10,373

28,826

2,969

Other Expenses - Net

(570,016

)

(764,703)

(78,729)

EQUITY IN NET INCOME

OF ASSOCIATED COMPANIES

             2i,9

61,647

67

7

INCOME BEFORE INCOME TAX

1,224,216

1,151,754

118,579

INCOME TAX EXPENSE

             2t,15

Current

39,478

236,123

24,310

Deferred

348,832

111,608

11,491

Total Income Tax Expense

388,310

347,731

35,801

See Independent Accountants’ Review Report on review of consolidated financial statements.

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (continued)

Six Months Ended June 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars, except share data)

              2004

      (As Restated -

                   2005

Notes

            Note 4)

              2005

         (Note 3)

               Rp

               Rp

             US$

INCOME BEFORE MINORITY INTEREST

IN NET INCOME OF SUBSIDIARIES

835,906

      804,023

82,778

MINORITY INTEREST IN NET INCOME OF

SUBSIDIARIES

    2b

(11,996

)

(17,697)

(1,822)

NET INCOME

823,910

786,326

80,956

BASIC EARNINGS PER SHARE

           2v,19,31

159.13

150.33

0.02

DILUTED EARNINGS PER SHARE

        2v,19,20,31

157.83

149.63

0.02

BASIC EARNINGS PER ADS (50 B shares

per ADS)

2v,19,31

7,956.64

7,516.44

0.77

DILUTED EARNINGS PER ADS

2v,19,20,31

7,891.57

7,481.64

0.77

See Independent Accountants’ Review Report on review of consolidated financial statements.

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

Six Months Ended June 30, 2004 and 2005 (Unaudited)

 (Expressed in millions of rupiah)

Six Months Ended June 30, 2004 (As Restated - Note 4)

Difference in Value

Difference in

from Restructuring

Transactions

Difference

Capital Stock -

Transactions of

of Equity Changes

in Foreign

Retained Earnings

Issued and

Premium on

Entities under

in Associated

Stock

Currency

Description

Notes

Fully Paid

Capital Stock

Common Control

Companies/Subsidiaries

Options

Translation

Appropriated

Unappropriated

Net

Balance as of January 1, 2004, as previously reported

517,750

673,075

4,499,947

403,812

24,809

316

17,890

6,061,311

12,198,910

•

Adjustment arising from early adoption of SAK 24

(Revised 2004) - net of applicable income tax of Rp68,156

4

-

-

-

-

-

-

-

(159,028

)

(159,028)

•

Adjustment arising from early adoption of SAK 38

(Revised 2004)

4

-

-

(4,499,947

)

-

-

-

-

4,499,947

-

Balance as of January 1, 2004, as restated

517,750

673,075

-

403,812

24,809

316

17,890

10,402,230

12,039,882

Proportionate six months’ compensation expense relating to

Employee Stock Option Program (“ESOP”) Phase I

2n,20

-

-

-

-

29,770

-

-

-

29,770

Increase in difference in foreign currency translation arising from the translation of the financial statements of Satelindo

International Finance B.V. from U.S. dollars and

Indosat Finance Company B.V. from European euro

to rupiah - net of applicable income taxes of

Rp7 and Rp47, respectively

2b

-

-

-

-

-

128

-

-

128

Resolution during the Annual Stockholders’ General Meeting

on June 22, 2004

Declaration of cash dividend

32

-

-

-

-

-

-

-

(753,584

)

(753,584)

Appropriation for reserve fund

32

-

-

-

-

-

-

15,700

(15,700

)

-

Net income for the period, as previously reported

-

-

-

-

-

-

-

717,640

717,640

•

Adjustment arising from early adoption of SAK 24

(Revised 2004) and SAK 38 (Revised 2004) - net of

applicable income tax  benefit of Rp1,996

4,10

-

-

-

-

-

-

-

106,270

106,270

Net income for the period, as restated

-

-

-

-

-

-

-

823,910

823,910

Balance as of June 30, 2004, as restated

517,750

673,075

-

403,812

54,579

444

33,590

10,456,856

12,140,106

See Independent Accountants’ Review Report on review of consolidated financial statements.

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (continued)

Six Months Ended June 30, 2004 and 2005 (Unaudited)

(Expressed in millions of rupiah)

Six Months Ended June 30, 2005

Difference in Value

Difference in

from Restructuring

Transactions

Difference

Capital Stock -

Transactions of

of Equity Changes

in Foreign

Retained Earnings

Issued and

Premium on

Entities under

in Associated

Stock

Currency

Description

Notes

Fully Paid

Capital Stock

Common Control

Companies/Subsidiaries

Options

Translation

Appropriated

Unappropriated

Net

Balance as of January 1, 2005

528,531

880,869

-

403,812

71,207

429

33,590

11,266,154

13,184,592

ESOP:

•

Issuance of capital stock resulting from the exercise

of ESOP Phase I

2n,19, 20

931

17,954

-

-

(4,285

)

-

-

-

14,600

•

Proportionate six months’ conpensation expense relating

to ESOP Phase II

2n,20

-

-

-

-

77,840

-

-

-

77,840

Increase in difference in foreign currency translation arising from the translation of the financial statements of Satelindo

International Finance B.V. from U.S. dollars, Indosat Finance

Company B.V. and Indosat International Finance B.V. from

European euro to rupiah - net of applicable income taxes

of Rp36, Rp15 and Rp2, respectively

2b

-

-

-

-

-

(125

)

-

-

(125

)

Resolution during the Annual Stockholders’ General Meeting

on June 8, 2005

Declaration of cash dividend

32

-

-

-

-

-

-

-

(816,591

)

(816,591)

Appropriation for reserve fund

32

-

-

-

-

-

-

16,332

(16,332

)

-

Net income for the period

-

-

-

-

-

-

-

786,326

786,326

Balance as of June 30, 2005

529,462

898,823

-

403,812

144,762

304

49,922

11,219,557

13,246,642

See Independent Accountants’ Review Report on review of consolidated financial statements.

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Six Months Ended June 30, 2004 and 2005 (Unaudited)

 (Expressed in millions of Rupiah and thousands of U.S. Dollars)

                    2005

Notes

             2004

              2005

          (Note 3)

                Rp

               Rp

             US$

CASH FLOWS FROM OPERATING ACTIVITIES

Cash received from:

Customers

4,646,630

5,624,730

579,093

Interest income

101,353

84,780

8,729

Refund of taxes

8

1,044,853

49,186

5,064

Other income - net

171,769

88,571

9,119

Cash paid for:

Employees and suppliers

(1,969,724

)

(2,370,408

)

(244,045)

Financing cost

(541,666

)

(542,071

)

(55,810)

Taxes

(463,164

)

(370,362

)

(38,131)

Other operating expenses

(79,870

)

(155,251

)

(15,984)

Net Cash Provided by Operating Activities

2,910,181

2,409,175

248,035

CASH FLOWS FROM INVESTING ACTIVITIES

Decrease (increase) in advances for purchase of

property and equipment

(393,693

)

96,737

9,960

Proceeds from sale of other long-term investment

10

200,038

96,381

9,923

Decrease (increase) in restricted cash and cash

equivalents

(235,375

)

81,288

8,369

Proceeds from sale of subsidiary

1d

-

32,891

3,386

Interest income from interest rate swap contract

33i - m

15,995

9,174

945

Proceeds from sale of short-term investments

8,158

1,885

194

Proceeds from sale of property and equipment

11

798

147

15

Acquisitions of property and equipment

11

(1,313,641

)

(2,467,663

)

(254,058)

Payment for termination of derivatives contracts

33e,33i,33m,33n

-

(184,190

)

(18,963)

Purchase of short-term investments

(48,888

)

(48,549

)

(4,998)

Swap cost from cross currency swap contracts

33a - f

(23,152

)

(40,824

)

(4,203)

Proceeds from sale of investment in

associated companies

9

494,375

-

-

Net Cash Used in Investing Activities

(1,295,385

)

(2,422,723

)

 (249,430)

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from bonds payable

18

-

3,484,994

358,797

Proceeds from exercise of ESOP Phase I

20

-

14,600

1,503

Proceeds from loans payable

31,192

1,739

179

Decrease in restricted cash and cash equivalents

12,395

571

59

Repayment of loans payable

(1,075,676

)

(615,280

)

(63,346)

Repayment of bonds payable

(19,777

)

-

-

Net Cash Provided by (Used in) Financing Activities

(1,051,866

)

2,886,624

297,192

NET INCREASE IN CASH AND

CASH EQUIVALENTS

562,930

2,873,076

295,797

CASH AND CASH EQUIVALENTS AT BEGINNING

OF PERIOD

4,509,508

3,993,585

411,159

BEGINNING BALANCE OF CASH AND CASH

EQUIVALENTS OF A DIVESTED SUBSIDIARY

1d

-

(37,416

)

(3,852)

CASH AND CASH EQUIVALENTS AT END

OF PERIOD

5

5,072,438

6,829,245

703,104

DETAILS OF CASH AND CASH EQUIVALENTS:

Cash on hand and in banks

286,886

137,331

14,139

Time deposits with original maturities

of three months or less

4,785,552

6,691,914

688,965

Cash and cash equivalents as stated

in the consolidated balance sheets

5,072,438

6,829,245

703,104

See Independent Accountants’ Review Report on review of consolidated financial statements.

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

Six Months Ended June 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars)

                    2005

Notes

             2004

              2005

          (Note 3)

                Rp

               Rp

             US$

SUPPLEMENTAL CASH FLOWS INFORMATION:

Transactions not affecting cash flows:

Acquisitions of property and

equipment

on account credited to procurement

payable

959,259

931,567

95,909

Unpaid cash dividend declared during

the Company’s Annual

Stockholders’ General Meeting

753,584

816,591

84,072

Stock options

29,770

77,840

8,014

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

1.

GENERAL

a.

Company’s Establishment

PT Indosat Tbk (“the Company”, formerly PT Indonesian Satellite Corporation Tbk), was established in the Republic of Indonesia on November 10, 1967 within the framework of the Indonesian Foreign Investment Law No. 1 of 1967 based on the notarial deed No. 55 of Mohamad Said Tadjoedin, S.H. The deed of establishment was published in Supplement No. 24 of State Gazette No. 26 dated March 29, 1968 of the Republic of Indonesia. In 1980, the Company was sold to the Government of the Republic of Indonesia and became a State-Owned Company (Persero).

On February 7, 2003, the Company received the approval from the Investment Coordinating Board (BKPM) in its Letter No. 14/V/PMA/2003 for the change of its legal status from a State-Owned Company (Persero) into a Foreign Capital Investment Company. Subsequently, on March 21, 2003, the Company received the approval from the Ministry of Justice and Human Rights of the Republic of Indonesia on the amendment of its Articles of Association to reflect the change of its legal status.

The Company’s Articles of Association has been amended from time to time. The latest amendment was covered by notarial deed No. 150 dated April 28, 2005 of Aulia
Taufani, S.H. (as a substitute notary of Sutjipto, S.H.) concerning the change in the number of the Company’s issued and fully paid capital stock. The latest amendment of the Company’s Articles of Association has been reported to the Ministry of Justice and Human Rights of the Republic of Indonesia based on its letter No.C-13673 HT.01.04.TH 2005 dated May 19, 2005.

According to article 3 of its Articles of Association, the Company shall engage in providing telecommunications networks and/or services as well as informatics business by conducting the following activities:

•

Provision of telecommunications networks and/or services and informatics business

•

Planning of services, construction of infrastructure and provision of telecommunications and informatics business facilities, including supporting resources

•

Carrying out operational services (comprising the marketing and sale of telecommunications networks and/or services and informatics business provided by the Company), maintenance, research and development of telecommunications and informatics business infrastructure and/or facilities, and providing education and training (both locally and overseas)

•

Engaging in services which are relevant to the development of telecommunications networks and/or services and informatics business.

The Company started its commercial operations in 1969.

Based on Law No. 3 of 1989 on telecommunications and pursuant to Government Regulation No. 77 of 1991, the Company had been re-confirmed as an Operating Body (“Badan Penyelenggara”) that provided international telecommunications service under the authority of the Government.

In 1999, the Government issued Law No. 36 on telecommunications (“Telecommunications Law”) which took effect starting on September 8, 2000. Under the Telecommunications Law, telecommunications activities cover:

•

Telecommunications networks

•

Telecommunications services

•

Special telecommunications services.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

1.

GENERAL (continued)

a.

Company’s Establishment (continued)

National state-owned companies, regional state-owned companies, privately owned companies and cooperatives are allowed to provide telecommunications networks and services. Individuals, government institutions and legal entities, other than telecommunications networks and service providers, are allowed to render special telecommunications services.

The Telecommunications Law prohibits activities that result in monopolistic practices and unhealthy competition, and expects to pave the way for market liberalization.

Based on the Telecommunications Law, the Company ceased as an Operating Body and has to obtain licenses from the government for the Company to engage in the provision of specific telecommunication networks and services.

On August 14, 2000, the Government of the Republic of Indonesia, through the Ministry of Communications, granted the Company an in-principle license as a nationwide Digital Communication System (“DCS”) 1800 telecommunications provider as compensation for the early termination effective August 1, 2003 of the exclusivity rights on international telecommunications services given to the Company prior to the granting of such license. On August 23, 2001, the Company obtained the operating license from the Ministry of Communications. Subsequently, based on Decree No. KP.247 dated November 6, 2001 issued by the Ministry of Communications, the operating license was transferred to the Company’s subsidiary, PT Indosat Multi Media Mobile (see “d” below).

On September 7, 2000, the Government of the Republic of Indonesia, through the Ministry of Communications, also granted the Company in-principle licenses for local and domestic long-distance telecommunications services as compensation for the termination of its exclusivity rights on international telecommunications services. On the other hand, Telkom was granted an in-principle license for international telecommunications services as compensation for the early termination of Telkom’s right on local and domestic long-distance telecommunications services.

Based on a letter dated August 1, 2002 from the Ministry of Communications, the Company was granted an operating license for fixed local telecommunication network covering Jakarta and Surabaya. This operating license was converted to become a national license on April 17, 2003 based on Decree No. KP.130 Year 2003 of the Ministry of Communications. The values of the above licenses granted to Telkom and the Company on the termination of their exclusive rights on local/domestic and international telecommunications services, respectively, have been determined by an independent appraiser.

Based on Announcement No. PM.2 Year 2004 dated March 30, 2004 of the Ministry of Communications regarding the Commencement of Restructuring of the Telecommunications Sector, the Company should pay to the Government the amount of Rp178,000 after tax as a result of the early termination of its exclusivity rights. In turn, the payment of any liability of the Company as a result of the early termination will be settled by the Government which is coordinated by the Ministry of State-owned Enterprises. This is in line with Article IX of a Shares Purchase Agreement dated December 15, 2002 between the Government of the Republic of Indonesia and Indonesia Communications Limited (“ICL”) (Note 19), whereby the Government agreed to undertake and covenant with ICL that it shall pay on behalf of the Company any liability, amount or claim required to be paid or suffered by the Company in relation to the surrender of above exclusivity rights.

On June 28, 2001, the Government of the Republic of Indonesia, through the Directorate General of Post and Telecommunications, granted the Company an in-principle license for Voice over Internet Protocol (“VoIP”) service. On April 26, 2002, the Company was granted an operating license for VoIP with national coverage. The Company’s operating license for VoIP will be evaluated every 5 years from the date of issuance.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

1.

GENERAL (continued)

a.

Company’s Establishment (continued)

On March 15, 2004, the Government of the Republic of Indonesia, through the Ministry of Communications, granted the Company an operating license for nationwide closed fixed communications network (e.g. VSAT, frame relay, etc.) and GSM cellular mobile network (including its basic telephony services). Subsequently, on May 21, 2004, the Government, through the Ministry of Communications, also granted the Company an operating license for fixed network and basic telephony services which covers the provision of local, national long-distance, and international long-distance telephony services. The licenses granted are subject to certain minimum development and operating performance requirements. These aforementioned licenses replaced the various licenses and rights previously granted to the Company by the Government.

On October 18, 2004, the Government of the Republic of Indonesia, through the Ministry of Communications, granted the Company an in-principle license for third generation (3G) mobile communications technology.

The Company is domiciled at Jalan Medan Merdeka Barat No. 21, Jakarta and has 5 regional offices located in Jakarta, Medan, Surabaya, Semarang and Makassar.

b.

Company’s Public Offerings

All of the Company’s B shares have been registered with and traded on the Jakarta Stock Exchange and Surabaya Stock Exchange since 1994. The Company’s American Depositary Shares (ADS, each representing 50 B shares) have also been traded on the New York Stock Exchange since 1994.

c.

Employees, Directors and Commissioners

d.

e.

Based on a resolution at each of the (i) Annual Stockholders’ General Meeting held on June 22, 2004 which is notarized under Deed No. 124 of Aulia Taufani, S.H. (as a substitute notary of Sutjipto, S.H.) on the same date and (ii) Annual Stockholders’ General Meeting held on June 8, 2005 which is notarized under Deed No. 40 of Aulia Taufani, S.H. (as a substitute notary of Sutjipto, S.H.) on the same date, the composition of the Company’s Board of Commissioners as of June 30, 2004 and 2005 is as follows:

2004

2005

President Commissioner

Peter Seah Lim Huat

Peter Seah Lim Huat

Commissioner

Lee Theng Kiat

Lee Theng Kiat

Commissioner

Sio Tat Hiang

Sio Tat Hiang

Commissioner

Lim Ah Doo *

Lim Ah Doo *

Commissioner

Sum Soon Lim

Sum Soon Lim

Commissioner

Roes Aryawijaya

Roes Aryawijaya

Commissioner

Umar Rusdi

Setyanto P. Santosa

Commissioner

Eva Riyanti Hutapea *

Eva Riyanti Hutapea *

Commissioner

Mohamad Ikhsan *

Soeprapto S.IP *

* Independent Commissioner

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

1.

GENERAL (continued)

c.

Employees, Directors and Commissioners (continued)

Based on a resolution at each of the (i) Annual Stockholders’ General Meeting held on June 22, 2004 which is notarized under Deed No. 124 of Aulia Taufani, S.H. (as a substitute notary of Sutjipto, S.H.) on the same date and (ii) Annual Stockholders’ General Meeting held on June 8, 2005 which is notarized under Deed   No. 40 of Aulia Taufani, S.H. (as a substitute notary of Sutjipto, S.H.) on the same date, the composition of the Company’s Board of Directors as of     June 30, 2004 and 2005 is as follows:

2004

2005

President Director

Widya Purnama

Hasnul Suhaimi

Deputy President Director

Ng Eng Ho

Ng Eng Ho

Planning Project

Development Director

-

Wityasmoro Sih Handayanto

Consumer Market Director

-

Johnny Swandi Sjam

Corporate Market Director

-

Wahyu Wijayadi

Finance Director

Nicholas Tan Kok Peng

Wong Heang Tuck

Corporate Services Director

Sutrisman

S. Wimbo S. Hardjito

Network Operation and Quality

Management Director

-

Raymond Tan Kim Meng

Information Technology

Director

-

Joseph Chan Lam Seng

Business Development

Director

Wityasmoro Sih Handayanto

-

Cellular Marketing Director

Hasnul Suhaimi

-

Fixed Telecom and

MIDI Director

Wahyu Wijayadi

-

Operation and Quality

Improvement Director

Raymond Tan Kim Meng

-

The Company and its subsidiaries (collectively referred to hereafter as “the Companies”) have approximately 7,210 and 7,931 employees, including non-permanent employees, as of June 30, 2004 and 2005, respectively.

d.

Structure of the Company’s Subsidiaries

The Company has direct and indirect equity ownership in the following subsidiaries:

Start of

Percentage of Ownership (%)

Commercial

           Name of Subsidiary

   Location

    Principal Activity

Operations

2004

2005

Satelindo International Finance B.V.

     Amsterdam

            Finance

1996

100.00

100.00

Indosat Finance Company B.V.

Amsterdam

            Finance

2003

100.00

100.00

Indosat International Finance

     Company B.V.

Ámsterdam

           Finance

2005

-

100.00

PT Indosat Mega Media

   Jakarta

         Multimedia

2001

99.85

99.85

PT Satelindo Multi Media

   Jakarta

         Multimedia

1999

99.60

99.60

PT Aplikanusa Lintasarta

   Jakarta

  Data Communication

1989

69.46

69.46

PT Artajasa Pembayaran Elektronis

        Jakarta

   Telecommunication

2000

45.15

38.20

PT Sisindosat Lintasbuana *

   Jakarta

Information Technology

1990

96.87

-

PT Asitelindo Data Buana *

   Jakarta

        Multimedia

1997

49.40

-

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

1.

GENERAL (continued)

d.

Structure of the Company’s Subsidiaries (continued)

Total Assets

(Before Eliminations)

          Name of Subsidiary

       2004

          2005

Satelindo International Finance B.V.

7,249

8,249

Indosat Finance Company B.V.

2,858,559

2,948,952

Indosat International Finance Company B.V.

-

2,432,312

PT Indosat Mega Media

420,384

492,862

PT Satelindo Multi Media

11,980

10,878

PT Aplikanusa Lintasarta

717,355

853,438

PT Artajasa Pembayaran Elektronis

62,742

68,457

PT Sisindosat Lintasbuana *

141,560

-

PT Asitelindo Data Buana *

9,822

-

* Sold in January 2005

Satelindo International Finance B.V. (“SIB”)

SIB was incorporated in Amsterdam (The Netherlands) in 1996. SIB is a financing company that only facilitates borrowings of PT Satelit Palapa Indonesia (“Satelindo” - see Note 1e) from third parties and is not involved in any other activity. On May 30, 2000, SIB issued Guaranteed Floating Rate Bonds. On October 31, 2003, Satelindo repaid its borrowings from SIB by using the proceeds from the Company’s capital contributions. Following such repayment of all borrowings, this company is now in the process of voluntary liquidation. Based on the Resolution of Shareholder on May 3, 2005, the liquidation process is effective starting June 1, 2005. As of      June 30, 2005, such liquidation has not yet been finalized.

Indosat Finance Company B.V. (“IFB”)

IFB was incorporated in Amsterdam (The Netherlands) on October 13, 2003. IFB is a financing company that only facilitates the Company’s borrowings from third parties and is not involved in any other activity. In October 2003, IFB issued guaranteed notes which are due in 2010 (Note 18).

Indosat International Finance Company B.V. (“IIFB”)

IIFB was incorporated in Amsterdam (The Netherlands) on April 27, 2005. IIFB is a financing company that only facilitates the Company’s borrowings from third parties and is not involved in any other activity. In June 2005, IIFB issued guaranteed notes which are due in 2012 (Note 18).

PT Indosat Mega Media (“IMM”)

IMM is engaged in providing multimedia services and creating multimedia products and programs.

PT Satelindo Multi Media (“SMM”)

SMM was established in 1999 to engage in various activities including telecommunications services. SMM has a preliminary license to operate as a multimedia service provider and a license to operate as an internet service provider.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

1.

GENERAL (continued)

d.

Structure of the Company’s Subsidiaries (continued)

PT Aplikanusa Lintasarta (“Lintasarta”)

Lintasarta is engaged in system data communications services, network applications services which include providing physical infrastructure and software application, and consultation services in data communications and information system for banking and other industries. The Company’s initial investment in Lintasarta was made in 1988.

On May 16, 2001, the Company acquired Telkom’s 37.21% equity interest in Lintasarta and increased the Company’s total equity interest in Lintasarta from 32.25% to 69.46%.

PT Artajasa Pembayaran Elektronis (“APE”)

APE is engaged in telecommunication and information services.

On January 2, 2002, Lintasarta entered into several transfer agreements with APE whereby Lintasarta agreed to transfer certain assets consisting of property and equipment, rights of use of data communication equipment and application services, with a total value of Rp30,286 in exchange for APE’s shares of stock that increased Lintasarta’s equity interest in APE from 40% to 65%.

On June 21, 2005, Lintasarta sold a portion of its ownership in APE to Yayasan Kesejahteraan Karyawan Bank Indoensia (“YKKBI”), resulting in the decrease of Lintasarta’s equity interest in APE from 65% to 55%.

PT Sisindosat Lintasbuana (“Sisindosat”, which changed its name to PT Sisindokom Lintasbuana or “Sisindokom” in May 2005)

Sisindosat is engaged in providing information technology and computer services and other related services, and acts as an agent for computer software and hardware products.
The Company initially had 95.64% equity interest in Sisindosat, which had 51% equity interest in PT Asitelindo Data Buana.

On November 5, 2002, the Company converted its receivable from Sisindosat amounting to Rp42,692 to become an additional issued and fully paid capital in Sisindosat. This transaction increased the Company’s equity interest from 95.64% to 96.87%.

On December 17, 2004, the Company entered into a Conditional Sale and Purchase Agreement (“CSPA”), whereby the Company agreed to sell its 96.87% equity interest in Sisindosat to PT Aneka Spring Telekomindo (“Astel”) for Rp40,000. On January 7, 2005, the Company and Astel closed the transaction on the sale and purchase.

On January 14, 2005, based on the CSPA, the Company paid Rp2,109 to Astel for termination of Sisindosat’s employees who chose to take the termination program offered to them as a result of the sale of Sisindosat.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

1.

GENERAL (continued)

d.

Structure of the Company’s Subsidiaries (continued)

PT Sisindosat Lintasbuana (“Sisindosat”, which changed its name to PT Sisindokom Lintasbuana or “Sisindokom” in May 2005) (continued)

On January 25, 2005, the Company received the payment amounting to Rp32,891 (net of Rp5,000 previously received on August 27, 2004 as a bidding deposit) for the sale.

PT Asitelindo Data Buana (“Asiatel”)

Asiatel is engaged in audio-text services and providing hardware/software for telecommunications services.

Since the Company sold its investment in Sisindosat on January 7, 2005 (see above), the Company no longer has indirect investment in Asiatel.

e.

Merger of the Company, Satelindo, Bimagraha and IM3

Based on Merger Deed No. 57 dated November 20, 2003 (“merger date”) of Poerbaningsih Adi Warsito, S.H., the Company, Satelindo, PT Bimagraha Telekomindo (“Bimagraha”) and PT Indosat Multi Media Mobile (“IM3”) agreed to merge, with the Company as the surviving entity. All assets and liabilities owned by Satelindo, Bimagraha and IM3 were transferred to the Company on the merger date. These three companies were dissolved by operation of law without the need to undergo the regular liquidation process.

The names “Satelindo” and “IM3” in the following notes refer to these entities before they were merged with the Company, or as the entities that entered into contractual agreements that were taken over by the Company as a result of the merger.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies adopted by the Company conform with generally accepted accounting principles in Indonesia. The significant accounting principles applied consistently in the preparation of the consolidated financial statements for the six months ended June 30, 2004 and 2005 are as follows:

a.

Basis of Consolidated Financial Statements

The consolidated financial statements are presented using the historical cost basis of accounting, except for swap contracts which are stated at fair value and certain investments which are stated at fair value or net assets value.

The consolidated statements of cash flows classify cash receipts and payments into operating, investing and financing activities. The cash flows from operating activities are presented using the direct method.

The reporting currency used in the consolidated financial statements is the Indonesian rupiah.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

b.

Principles of Consolidation

The consolidated financial statements include the Company’s accounts and those of its subsidiaries as follows:

Equity Interest (%)

2004

2005

SIB

100.00

100.00

IFB

100.00

100.00

IIFB

-

100.00

IMM

99.85

99.85

SMM

99.60

99.60

Lintasarta

69.46

69.46

Sisindosat

96.87

-*

*  sold in January 2005

The consolidated financial statements also include the accounts of APE (Lintasarta’s 65%-owned subsidiary in 2004 or 55%-owned subsidiary in 2005) and Asiatel (Sisindosat’s 51%-owned subsidiary) in 2004. The accounts of APE in 2004 and 2005 and of Asiatel in 2004 were consolidated because their financial and operating policies are controlled by Lintasarta and Sisindosat, respectively.

The accounts of SIB, IFB and IIFB were translated into rupiah amounts at the middle rate of exchange prevailing at balance sheet date for balance sheet accounts and the average rate during the period for profit and loss accounts. The resulting differences arising from the translations of the financial statements of SIB, IFB and IIFB are presented as part of “Difference in Foreign Currency Translation” under the Stockholders’ Equity section of the consolidated balance sheets.

Minority interest in Subsidiaries represents the minority stockholders’ proportionate share in the equity of the Subsidiaries which are not wholly owned. All significant inter-company transactions and balances are eliminated in consolidation.

c.

Accounting for Acquired Businesses

Prior to 2004, for acquisitions accounted for under the pooling-of-interests method, the historical carrying amounts of the net equities of the entities acquired were combined, as if they were a single entity for all periods presented, in accordance with Statement of Financial Accounting Standards (“SAK”) 38, “Accounting for Restructuring Transactions of Entities under Common Control”. The difference between the net consideration paid or received and book values, net of applicable income tax, is shown under Stockholders’ Equity as “Difference in Value from Restructuring Transactions of Entities under Common Control”. This account should not change as a result of subsequent transfer of assets, liabilities, shares or other instruments of ownership to another entity not under common control.

In 2004, the Company early adopted SAK 38 (Revised 2004) which is effective starting
January 1, 2005 but encourages early adoption. Based on SAK 38 (Revised 2004), the balance of “Difference in Value from Restructuring Transactions of Entities under Common Control” can be realized to gain or loss from the time the common control no longer exists between the entities that entered into the transaction (Note 4).

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

c.

Accounting for Acquired Businesses (continued)

For acquisitions accounted for under the purchase method, the excess of the acquisition cost over the fair values of the identifiable net assets acquired at the date of acquisition is recognized as goodwill.

d.

Cash and Cash Equivalents

Time deposits with original maturities of three months or less at the time of placement or purchase are considered as “Cash Equivalents”.

Cash and cash equivalents which are pledged as collateral for long-term debts, letter of credit facilities and bank guarantees are not classified as part of Cash and Cash Equivalents. These are presented as part of either Other Current Assets or Non-current Assets - Others.

e.

Short-term Investments

Short-term investments consist of:

•

Investment in debt securities

Investment in debt securities which are classified as available-for-sale is recorded at fair value in accordance with SAK 50, “Accounting for Investments in Certain Securities”. Any unrealized gain (loss) at balance sheet date is credited (charged) to “Unrealized Holding Gain (Loss) on Marketable Securities” which is a component of Stockholders’ Equity and will be recognized as income or loss upon realization.

Investment in debt securities which are classified as trading is recorded at fair value. Any unrealized gain (loss) at balance sheet date is credited (charged) to current operations.

•

Mutual funds

Mutual funds which are classified as trading security under SAK 50 are stated at their net assets value at balance sheet date. Unrealized gains or losses from the changes in net assets value at balance sheet date are credited or charged to current operations.

•

Time deposits with original maturities of more than three months at the time of placement or purchase.

The time deposits are recorded at historical value.

f.

Allowance for Doubtful Accounts

Allowance for doubtful accounts is provided based on management's evaluation of the collectibility of the accounts at the end of the period.

g.

Inventories

Inventories, which mainly consist of starter packs and pulse reload vouchers, are valued at the lower of cost or net realizable value. Cost is determined by the moving-average method.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

h.

Prepaid Expenses

Prepaid expenses, mainly salaries, rental and insurance, are expensed as the related asset is utilized. The non-current portion of prepaid expenses is shown as part of “Non-current Assets - Others”.

i.

Investments

Investments consist of:

•

Investments in associated companies

Investments in shares of stock wherein the Companies have an equity interest of at least 20% but not exceeding 50% are accounted for under the equity method, whereby the investment cost is increased or decreased by the Companies’ share of the net earnings or losses of the investees since the date of acquisition and decreased by dividends received. Equity in net earnings (losses) is being adjusted for the straight-line amortization, over five years, of the difference between the cost of such investment and the Companies’ proportionate share in the underlying fair value of the net assets at date of acquisition (goodwill).

If the Companies’ share in the equity of an investee, subsequent to transactions resulting in a change in the equity of the investee, is different from the Companies’ share in the equity of the investee prior to such transactions, the difference is recognized by a credit or charge to “Difference in Transactions of Equity Changes in Associated Companies/Subsidiaries”, net of applicable income tax, after adjusting their equity in the investee to conform with their accounting policies.

•

Investments in shares of stock that do not have readily determinable fair value in which the equity interest is less than 20%, and other long-term investments are carried at cost.

•

Investments in equity shares that have readily determinable fair value which are classified as available-for-sale are recorded at fair value, in accordance with SAK 50.

•

Investments in bonds which are classified as held-to-maturity securities are recorded at cost, adjusted for amortization of premium or accretion of discount to maturity.

j.

Property and Equipment

Property and equipment are stated at cost (which includes capitalization of certain borrowing cost incurred during the construction phase), less accumulated depreciation and impairment in value. Depreciation of property and equipment is computed using the straight-line method based on the estimated useful lives of the assets.

Based on its review and assessment, starting January 1, 2005, the Company changed the estimated useful lives of certain of its property and equipment. The changes were made to reflect the useful lives of the assets acquired by the Company in recent years and also in consideration of the effect of technological advancement. Below are the estimated useful lives (in years) prior to and starting January 1, 2005:

Prior to

Starting

January 1, 2005

January 1, 2005

Buildings

  3 to 20

 20

Submarine cables

 15

12

Earth stations

 15

10

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

j.

Property and Equipment (continued)

Prior to

Starting

January 1, 2005

January 1, 2005

Inland link

 15

15

Switching equipment

 15

10

Telecommunications peripherals

   5

5

Information technology equipment

  5 to 10

3 to 5

Office equipment

 3 to 6

3 to 6

Building and leasehold improvements

   5

5

Vehicles

   5

5

Cellular technical equipment

  5 to 15

5 to 15

Satellite technical equipment

12 to 15

12

Transmission and cross-connection equipment

5 to 24

12

Fixed Wireless Access (“FWA”) technical equipment

8

10

Landrights are stated at cost.

The cost of maintenance and repairs is charged to income as incurred; significant renewals and betterment, which enhance the asset condition over its initial performance, are capitalized. When properties are retired or otherwise disposed of, their carrying values and the related accumulated depreciation are removed from the accounts, and any resulting gains or losses are reflected in income for the period.

Properties under construction and installation are stated at cost and consist mainly of cellular technical equipment, inland link, FWA technical equipment, telecommunications peripherals, building and leasehold improvements, information technology equipment, building, switching equipment, satellite technical equipment, and submarine cables.

All borrowing costs, which include interest and foreign exchange differentials that can be attributed to qualifying assets, are capitalized to the cost of properties under construction and installation. Capitalization of borrowing costs ceases when the construction or installation is completed and the constructed or installed asset is ready for its intended use.

k.

Impairment of Assets Value

In accordance with SAK 48, “Impairment of Assets Value”, the Companies review whether there is an indication of assets impairment at balance sheet date. If there is an indication of assets impairment, the Companies estimate the recoverable amount of the assets. Impairment loss is recognized as a charge to current operations.

l.

Goodwill and Other Intangible Assets

At the time the Company acquires a subsidiary which is not an entity under common control, any excess of the acquisition cost over the Company’s interest in the fair value of the subsidiary’s identifiable assets, net of liabilities, as of acquisition date is recognized as goodwill. Goodwill is amortized using the straight-line method over fifteen years.

The Companies review the carrying amount of goodwill whenever events or circumstances indicate that its value is impaired. Impairment loss is recognized as a charge to current operations.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

l.

Goodwill and Other Intangible Assets (continued)

At the time of acquisition of a subsidiary, any intangible assets recognized are amortized using the straight-line method based on the estimated useful lives of the assets as follows:

Years

Brand

8

Customer base

- Prepaid

6

- Post-paid

5

Spectrum license

5

m.

Bonds/Debt Issuance Cost

Expenses incurred in connection with the issuance of bonds/debt are deducted from the proceeds thereof. The difference between the net proceeds and the nominal value of the bonds/debt is recognized as premium or discount that should be amortized over the term of the bonds/debt.

n.

Stock-based Compensation

In accordance with SAK 53, “Accounting for Stock-based Compensation”, compensation expenses are accrued during the vesting period based on the fair values of all stock options as of the grant date.

o.

Revenue and Expense Recognition

Fixed Telecommunication - International Calls

Revenues from services are accounted for on the accrual basis. At the end of each period, income from outgoing international call  traffic is recognized on the basis of the actual recorded traffic for the period. Income from international call traffic from overseas international carriers, for which statements have not been received, is estimated based on historical data.

Operating revenues for interconnection services under interconnection agreements based on revenue-sharing arrangement (Note 37) are reported on a net basis, after interconnection expenses and after allocations to overseas international carriers. Operating revenues for interconnections that are not made under contractual sharing agreements, i.e., based on tariff as stipulated by the Government (Note 36), are reported on a gross basis, before interconnection expenses/charges (Note 26) but net of allocations to overseas international carriers. These interconnection expenses/charges are accounted for as operating expenses in the period these are incurred.

Cellular

Cellular revenues arising from airtime and roaming calls are recognized based on the duration of successful calls made through the Company’s cellular network.

For post-paid subscribers, activation fees are recognized upon activation of new subscribers in the Company’s cellular network while monthly service fees are recognized as the service is provided.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

o.

Revenue and Expense Recognition (continued)

Cellular (continued)

For prepaid customers, the activation component of starter package sales is recognized upon delivery to dealers or direct sale to end-customers. Sales of initial/reload vouchers are recorded as unearned revenue and recognized as revenue upon usage of the airtime or upon expiration of the airtime.

Revenues from interconnection fees with operators (usage revenues) are recognized monthly on the basis of the actual recorded traffic for the month.

MIDI

Satellite Lease

Revenues are recognized on a straight-line basis over the lease term.

Frame Net, World Link and Direct Link

Revenues arising from installation service are recognized upon the completion of the installation of equipment used for network connection purposes in the customers’ premises. Revenues from monthly service fees are recognized as the services are provided.

Revenues from other MIDI services are recognized when the services are rendered.

Other Services

Revenues from other services are recognized when the services are rendered.

Expenses

Expenses are recognized when incurred (accrual basis).

p.

Personnel Costs

Personnel costs which are directly related to the development, construction and installation of property and equipment are capitalized as part of the cost of such assets.

q.

Pension Plan and Employee Benefits

Pension costs under the Companies’ defined benefit pension plans are determined by periodic actuarial calculation using the projected-unit-credit method and applying the assumptions on discount rate, expected return on plan assets and annual rate of increase in compensation. Prior service cost is recognized over the estimated average remaining service periods of the employees.

Prior to 2004, pension costs were accounted for on a basis consistent with SAK 24, “Accounting for Pension Benefit Costs”.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

q.

Pension Plan and Employee Benefits (continued)

In July 2004, the Indonesian Institute of Accountants issued SAK 24 (Revised 2004), “Employee Benefits”, which regulates the accounting and disclosure for Employee Benefits and covers not only retirement benefits but also short-term (e.g. paid annual leave, paid sick leave) and other long-term benefits (e.g. long-service leave, post-employment medical benefits). SAK 24 (Revised 2004) replaced SAK 24 issued in 1994 which covered only retirement benefit cost. The initial implementation of this accounting pronouncement should be applied retroactively which requires restatement against the beginning balance of retained earnings of the earliest comparative period presented. In 2004, the Company and Subsidiaries early adopted SAK 24 (Revised 2004) which is effective for financial statements covering the periods beginning on or after July 1, 2004 but encourages early adoption (Note 4).

r.

Derivatives

Derivative instruments are accounted for in accordance with SAK 55 (Revised 1999), “Accounting for Derivative Instruments and Hedging Activities”. SAK 55 establishes the accounting and reporting standards which require that every derivative instrument (including embedded derivatives) be recorded in the balance sheet as either an asset or a liability as measured at fair value of each contract. SAK 55 requires that changes in a derivative fair value be recognized currently in earnings unless specific hedges allow a derivative gain or loss to offset related results on the hedged item in the statements of income, and that an entity must formally document, designate and assess the effectiveness of transactions that meet hedge accounting. None of the Company’s derivative instruments are designated as hedging instruments for accounting purposes.

s.

Foreign Currency Transactions and Balances

Transactions involving foreign currencies are recorded at the rates of exchange prevailing at the time the transactions are made. At balance sheet date, monetary assets and liabilities denominated in foreign currencies are adjusted to reflect the average buying and selling rates prevailing at such date as published by Bank Indonesia and the resulting gains or losses are credited or charged to current operations, except for foreign exchange differentials that can be attributed to qualifying assets which are capitalized to assets under construction and installation.

For June 30, 2004 and 2005, the rates of exchange used (in full amounts) were Rp9,415 and Rp9,713 to US$1, respectively, computed by taking the average of the last buying and selling rates of bank notes published by Bank Indonesia.

t.

Income Tax

Current tax expense is provided based on the estimated taxable income for the period. Deferred tax assets and liabilities are recognized for temporary differences between the financial and the tax bases of assets and liabilities at each reporting date. Future tax benefits, such as the carry-forward of unused tax losses, are also recognized to the extent that such benefits are more likely than not to be realized. The tax effects for the period are allocated to current operations, except for the tax effects from transactions which are directly charged or credited to stockholders’ equity.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

t.

Income Tax (continued)

For each of the consolidated entities, the tax effects of temporary differences and tax loss carryover, which individually are either assets or liabilities, are shown at the applicable net amounts.

u.

Segment Reporting

The Companies follow Revised SAK 5, “Segment Reporting”, in the presentation of segment reporting in their financial statements. The Revised SAK 5 provides more detailed guidance for identifying reportable business segments and geographical segments. The financial information which is used by management for evaluating the segment performance is presented in Note 39.

v.

Basic Earnings per Share/ADS and Diluted Earnings per Share/ADS

In accordance with SAK 56, “Earnings Per Share”, basic earnings per share is computed by dividing net income by the weighted-average number of shares outstanding during the period after considering the effect of exercise of ESOP Phase I (Note 31).

Diluted earnings per share is computed by dividing net income by the weighted-average number of shares outstanding during the period, after considering the dilutive effect caused by the stock options  relating to the ESOP (Note 20).

Basic/diluted earnings per ADS is computed by multiplying basic/diluted earnings per share by 50, which is equal to the number of shares per ADS.

w.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.

TRANSLATIONS OF RUPIAH INTO UNITED STATES DOLLAR

The consolidated financial statements are stated in rupiah. The translations of the rupiah into United States dollar (US$) are included solely for the convenience of the readers, using the average buying and selling rate published by Bank Indonesia (Central Bank) on June 30, 2005 of Rp9,713
to US$1 (in full amounts). The convenience translations should not be construed as representations that the rupiah amounts have been, could have been, or could in the future be, converted into U.S. dollar at this or any other rate of exchange.

4.

RESTATEMENT OF 2004 CONSOLIDATED FINANCIAL STATEMENTS

SAK 38

Following the regulatory reform of the Indonesian telecommunication sector through the Telecommunications Law No. 36/1999 and the Blueprint of the Indonesian Government’s Policy on Telecommunications dated September 17, 1999, in April 2001, the Company entered into cross-ownership transactions with Telkom to:

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

4.

RESTATEMENT OF 2004 CONSOLIDATED FINANCIAL STATEMENTS (continued)

SAK 38 (continued)

•

Sell the Company’s 35% equity interest in PT Telekomunikasi Selular

•

Acquire Telkom’s 22.5% equity interest in Satelindo

•

Acquire Telkom’s 37.21% equity interest in Lintasarta.

At the time of the transactions, both the Company and Telkom were entities under common control by the Government of the Republic of Indonesia, the major stockholder of both companies.

The above transactions with Telkom were accounted for under the pooling-of-interests method.
The net difference amounting to Rp4,359,259 between the net consideration paid or received and the net assets of the investees acquired or sold was credited to “Difference in Value from Restructuring Transactions of Entities under Common Control”.

In 2002 and 2003, as a result of its transactions with Telkom to sell its equity interest in PT Pramindo Ikat Nusantara (“PIN”) (Note 10), the Company also recorded the gain on sale of its investment in PIN amounting to Rp109,184 and Rp32,207 in 2002 and 2003, respectively, as “Difference in Value from Restructuring Transactions of Entities under Common Control”.

On December 15, 2002, the Government of the Republic of Indonesia (Government) entered into a Share Purchase Agreement with ICL for the sale of the Government’s 41.94% equity interest in the Company to ICL (Note 19), which triggered the change in the status of the Company from a state-owned entity (Persero) to a foreign capital investment company which was approved by the Ministry of Justice and Human Rights on March 21, 2003 (Note 1a). This resulted in the transfer of the control of the Company to the private sector, hence the loss of the common control status between the Company and Telkom, as the Government no longer had control over the Company.

In 2004, the Company early adopted SAK 38 (Revised 2004) (Note 2c) resulting in the realization of the gain previously credited to “Difference in Value from Restructuring Transactions of Entities under Common Control” from the transactions with Telkom. The June 30, 2004 consolidated financial statements have been restated for the retrospective recognition of the realized gain due to the above-mentioned privatization conducted by the Government resulting in the loss of the common control between the Company and Telkom.

SAK 24

The Company also early adopted SAK 24 (Revised 2004) (Note 2q). As a result, the Company recalculated its liability relating to the employee benefits to conform with the treatment in SAK 24 (Revised 2004) which requires retrospective application (i.e., the shortfall of the liability for the benefits as of the beginning of the earliest comparative period presented in the consolidated financial statements should be charged to beginning retained earnings of that period).

A summary of the changes in the June 30, 2004 consolidated financial statements as a result of the retrospective application of SAK 38 (Revised 2004) and SAK 24 (Revised 2004) is as follows:

As Previously

    Reported

As Restated

Consolidated Balance Sheet

Total Assets

27,703,959

27,554,569

Total Liabilities

15,400,167

15,414,463

Total Stockholders’ Equity

12,303,792

12,140,106

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

4.

RESTATEMENT OF 2004 CONSOLIDATED FINANCIAL STATEMENTS (continued)

As Previously

    Reported

As Restated

Consolidated Statement of Income

Operating Expenses

3,334,808

3,341,463

Other Expenses - Net

680,944

570,016

Net Income

717,640

823,910

Consolidated Statement of Changes in Stockholders’ Equity

Difference in Value from Restructuring Transactions

of Entities under Common Control

4,610,875

-

Retained Earnings - Unappropriated

Beginning of the period

6,061,311

10,402,230

End of period

6,009,667

10,456,856

5.

CASH AND CASH EQUIVALENTS

This account consists of the following:

2004

2005

Cash on hand

Rupiah

1,500

1,162

U.S. dollar (US$20 in 2004 and US$22 in 2005)

185

216

1,685

1,378

Cash in banks

Related parties (Note 30)

Rupiah

PT Bank Mandiri (Persero) Tbk (“Mandiri”)

13,317

21,182

PT Bank Danamon Indonesia Tbk (“Danamon”)

1,272

4,685

PT Bank Pembangunan Daerah DKI Jakarta

1,992

3,558

PT Bank Negara Indonesia (Persero) Tbk (“BNI”)

12,136

1,304

PT Bank Syari’ah Mandiri (“Mandiri Syari’ah”)

-

1,168

PT Bank Pembangunan Daerah Yogjakarta

-

743

PT Bank Rakyat Indonesia (Persero) Tbk (“BRI”)

-

677

Others (each below Rp500)

1,609

1,204

U.S. dollar

Mandiri (US$350 in 2004 and US$230 in 2005)

3,298

2,238

Others (US$128 in 2004 and US$32 in 2005)

1,203

306

Third parties

Rupiah

Deutsche Bank A.G., Jakarta Branch

20,876

23,424

PT Bank Central Asia Tbk (“BCA”)

148,381

19,048

Citibank N.A., Jakarta Branch

-

3,165

PT Bank Niaga Tbk (“Niaga”)

22,416

749

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

5.

CASH AND CASH EQUIVALENTS (continued)

2004

2005

PT Bank Permata Tbk (formerly “PT Bank Bali Tbk”)

-

625

PT Bank Mega Tbk (“Mega”)

-

582

PT Bank Artha Graha

-

551

PT Bank Umum Koperasi Indonesia (“Bukopin”)

-

543

Others (each below Rp500)

3,924

974

U.S. dollar

Deutsche Bank A.G., Jakarta Branch (US$2,531 in 2004

and US$4,309 in 2005)

23,832

41,857

Citibank N.A., Jakarta Branch (US$1,751 in 2004 and

US$609 in 2005)

16,487

5,915

Niaga (US$1,173 in 2004 and US$53 in 2005)

11,041

513

Others (US$363 in 2004 and US$97 in 2005)

3,417

942

285,201

135,953

Time deposits

Related parties (Note 30)

Rupiah

Mandiri

883,745

905,623

Danamon

452,500

655,000

BRI

387,000

497,000

Mandiri Syari’ah

75,500

347,000

BNI

232,605

126,715

PT Bank Tabungan Negara (Persero)

4,000

7,750

PT Bank Pembangunan Daerah Sulawesi Utara

-

3,500

U.S. dollar

Mandiri (US$7,514 in 2004 and US$170,872 in 2005)

70,744

1,659,680

BRI (US$27,000 in 2004 and US$ 22,000 in 2005)

254,205

213,686

Danamon (US$20,000 in 2004 and 2005)

188,300

194,260

Mandiri Syari’ah (US$8,000 in 2004 and US$15,000 in 2005)

75,320

145,695

Third parties

Rupiah

Bukopin

252,800

430,500

Deutsche Bank A.G., Jakarta Branch

1,070,000

223,000

PT Bank Muamalat Indonesia Tbk (“Muamalat”)

7,000

210,000

Niaga

56,148

94,100

Mega

19,750

18,852

BCA

-

1,500

PT Bank Bumiputera Indonesia Tbk

60,000

-

PT Bank NISP Tbk

55,000

-

Citibank N.A., Jakarta Branch

8,000

-

Others

6

6

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

5.

CASH AND CASH EQUIVALENTS (continued)

2004

2005

U.S. dollar

Deutsche Bank A.G., Jakarta Branch (US$17,000 in 2004

and US$39,000 in 2005)

160,055

378,807

Bukopin (US$31,000 in 2004 and US$25,000 in 2005)

291,865

242,825

BCA (US$14,876 in 2004 and US$20,000 in 2005)

140,053

194,260

Niaga (US$50 in 2004 and US$14,636 in 2005)

471

142,155

Muamalat (US$4,300)

40,485

-

4,785,552

6,691,914

Total

5,072,438

6,829,245

Time deposits denominated in rupiah earned interest at annual rates ranging from 4.00% to 7.25% in 2004 and from 6.00% to 7.81% in 2005, while those denominated in U.S. dollar earned interest at annual rates ranging from 0.55% to 1.12% in 2004 and from 0.60% to 3.00% in 2005.

The interest rates on time deposits in related parties are comparable to those offered by third parties.

6.

ACCOUNTS RECEIVABLE - TRADE - TELKOM

This account represents receivables for uncollected international calls, telex and telegram charges to subscribers which were billed by Telkom, and receivables from cellular interconnection revenue net of interconnection charges payable to Telkom for these services and for leased circuits, and other charges (Note 30).

The aging schedule of the accounts receivable is as follows:

2004

2005

Number of

Percentage

Percentage

Months Outstanding

Amount

(%)

Amount

(%)

0 - 3 months

367,950

82.85

156,581

63.07

4 - 6 months

31,273

7.04

37,846

15.24

over 6 months

44,892

10.11

53,856

21.69

Total

444,115

100.00

248,283

100.00

The changes in the allowance for doubtful accounts provided on the trade accounts receivable from Telkom are as follows:

2004

2005

Balance at beginning of period

90,872

86,884

Reversal

(19,918

)

(3,929

)

Deduction due to sale of Sisindosat

-

(2,250

)

Write-off

(6,184

)

-

Effect of foreign exchange adjustment

-

261

Balance at end of period

64,770

80,966

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

6.

ACCOUNTS RECEIVABLE - TRADE - TELKOM (continued)

Management believes the established allowance is sufficient to cover probable losses from uncollectible accounts receivable.

7.

ACCOUNTS RECEIVABLE - TRADE - THIRD PARTIES

This account consists of the following:

2004

2005

Overseas international carriers

Saudi Telecom Company, Saudi Arabia (US$5,778 in 2004 and

US$9,719 in 2005)

54,401

94,396

Mutiara Telecommunications Sdn Bhd, Malaysia (US$4,376 in 2004

and US$7,545 in 2005)

41,203

73,280

Telekom Malaysia Berhad, Malaysia (US$4,393 in 2004 and US$4,640

in 2005)

41,355

45,067

Maxis International Sdn Bhd, Malaysia (US$3,742 in 2004 and US$4,615

in 2005)

35,230

44,821

UAE-Etisalat, United Arab Emirates (US$3,051 in 2004 and US$4,351

in 2005)

28,724

42,267

MCI Worldcom, U.S.A. (US$2,996 in 2004 and US$4,167 in 2005)

28,218

40,482

Celcom Malaysia Berhad, Malaysia (US$5,729 in 2004 and US$4,005

in 2005)

53,941

38,896

Cableview Services Sdn Bhd (“Mega TV”), Malaysia (US$3,289 in 2004

and 2005)

30,969

31,949

Jabatan Telekom Brunei, Brunei Darussalam (US$3,033 in 2004

and US$3,213 in 2005)

28,556

31,204

DDI Corporation, Japan (US$3,241 in 2004 and US$2,591 in 2005)

30,516

25,168

Reach Hongkong, Hong Kong (US$3,084 in 2004 and US$2,523 in 2005)

29,039

24,508

Mega Media Broadcasting Network Co. Ltd., Taiwan (US$2,203 in 2004

and 2005)

20,742

21,398

NTT Communications Corporation, Japan (US$1,420 in 2004 and

US$2,011 in 2005)

13,372

19,528

T-System International Gmbh, Germany (US$2,215 in 2004 and US$1,711

in 2005)

20,856

16,618

TT dotCom Sdn Bhd, Malaysia (US$2,506 in 2004 and US$1,328 in 2005)

23,553

12,900

People’s Television Network, Canada (US$1,270 in 2004 and 2005)

11,956

12,335

Equant Network Services Pte. Ltd., United Kingdom (US$2,509 in 2004

and US$1,118 in 2005)

23,705

10,860

AT&T, U.S.A. (US$9,206 in 2004 and US$1,045 in 2005)

86,673

10,151

AT&T Global Network, Singapore (US$6,587 in 2004 and US$996

in 2005)

62,016

9,677

Dacom Corporation, Korea (US$1,085 in 2004 and US$721 in 2005)

10,212

7,005

Chunghwa Telecom Co. Ltd., Taiwan (US$3,071 in 2004 and US$611

in 2005)

28,917

5,939

Korea International Telecommunication, Korea (US$2,171 in 2004 and

US$609 in 2005)

20,440

5,911

MobileOne (Asia) Pte. Ltd., Singapore (US$1,171 in 2004 and US$267

in 2005)

11,027

2,589

Others (each below Rp10,000, including US$18,619 in 2004 and

US$17,419 in 2005)

184,274

185,073

919,895

812,022

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

7.

ACCOUNTS RECEIVABLE - TRADE - THIRD PARTIES (continued)

2004

2005

Local companies

PT Cyberindo Aditama (US$460 in 2004 and US$1,409 in 2005)

4,334

13,683

PT Cakrawala Andalas Televisi (US$1,481 in 2004 and US$1,057

in 2005)

13,945

10,271

PT Ratelindo

13,566

4,960

Others (each below Rp10,000, including US$12,111 in 2004 and

US$10,373 in 2005)

274,056

236,523

305,901

265,437

Post-paid subscribers from:

Cellular

225,624

397,570

Others

-

11,199

225,624

408,769

Total

1,451,420

1,486,228

Less allowance for doubtful accounts

347,652

448,134

Net

1,103,768

1,038,094

The aging schedule of the accounts receivable is as follows:

2004

2005

Number of

Percentage

Percentage

Months Outstanding

Amount

(%)

Amount

(%)

0 - 6 months

917,382

63.21

765,739

51.52

7 - 12 months

244,151

16.82

268,341

18.05

13 - 24 months

101,655

7.00

234,314

15.77

over 24 months

188,232

12.97

217,834

14.66

Total

1,451,420

100.00

1,486,228

100.00

As of June 30, 2005, approximately 3.12% of accounts receivable - trade are pledged as collateral for long-term bank loans obtained by Lintasarta (Note 17).

The changes in the allowance for doubtful accounts provided on the accounts receivable - trade from third parties are as follows:

2004

2005

Balance at beginning of period

353,221

375,001

Provision (reversal)

(3,052

)

74,025

Write-off

(2,517

)

-

Deduction due to sale of Sisindosat

-

(4,260

)

Effect of foreign exchange adjustment

-

3,368

Balance at end of period

347,652

448,134

The effect of foreign exchange adjustment was due to the strengthening or weakening of the rupiah vis-à-vis the U.S. dollar in relation to U.S. dollar accounts previously provided with allowance and was credited or charged to “Gain (Loss) on Foreign Exchange - Net”.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

7.

ACCOUNTS RECEIVABLE - TRADE - THIRD PARTIES (continued)

There are no significant concentrations of credit risk, except for the trade accounts receivable from Telkom (Note 6).

Management believes the established allowance is sufficient to cover probable losses from uncollectible accounts receivable.

8.

PREPAID TAXES

This account consists of the following:

2004

2005

Claims for tax refund

305,804

481,933

Value Added Tax (“VAT”)

127,990

134,773

Others

8,427

78,861

Total

442,221

695,567

Claims for tax refund in 2004 and 2005 mainly consist of the Company’s claims for tax refund from the excess prepayments of the Company’s income tax articles 22, 23 and 25 over the Company’s current income tax expense.

In April 2004, the Company received the payment of its claims for tax refund from the Tax Office amounting to Rp1,044,853 consisting of tax refund for prepaid VAT from the transfer of IM3’s and Satelindo’s inventories and properties and equipment to the Company due to the merger in 2003 and refund for the Company’s excess prepayment of its 2002 current income tax.

In June 2005, the Company received the payment of IM3’s claims for tax refund from the Tax Office amounting to Rp49,186 consisting of the excess prepayment of IM3’s income tax articles 22, 23 and 25 over its current income tax expense for fiscal years 2001 - 2003 and refund for prepaid VAT for fiscal year 2003.

9.

INVESTMENTS IN ASSOCIATED COMPANIES

This account consists of the following investments which are accounted for under the equity method:

2004

Company’s

Portion of

Accumulated

Equity in

Undistributed

Net Income (Loss)

of Associated

Equity

Companies/Sale

Carrying

Interest (%)

Cost

of Investments

Value

Investments in:

PT Multi Media Asia Indonesia

26.67

56,512

(212

)56,300

PT Electronic Datainterchange Indonesia

49.00

12,250

15,662

(a)  27,912

Cambodian Indosat Telecommunications S.A

49.00

14,697

(14,697

)-

Others (carrying value below

Rp10,000 each) (b)

20.00 - 46.00

10,334

11,376

21,710

Total

93,793

12,129

105,922

Less allowance for decline in value (b)

59,142

-

59,142

Net

34,651

12,129

46,780

(a)  net of cash dividend amounting to Rp1,652 in 2004

(b)  net of investments in PT Yasawirya Tama Cipta and PT Graha Lintas Properti sold in 2004

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

9.

INVESTMENTS IN ASSOCIATED COMPANIES (continued)

2005

Company’s

Portion of

Accumulated

Equity in

Undistributed

Net Loss

of Associated

Equity

Companies/Sale

Carrying

Interest (%)

Cost

of Investments

Value

Investments in:

PT Multi Media Asia Indonesia

26.67

56,512

(212

)56,300

Cambodian Indosat Telecommunications S.A

49.00

14,697

(149

)14,548

Others (carrying value below

Rp10,000 each) (c)

20.00 - 35.00

5,100

(2,999

)2,101

Total

76,309

(3,360

)72,949

Less allowance for decline in value (c)

72,444

-

72,444

Net

3,865

(3,360

)505

(c)

net of investments in associated companies of Sisindosat, PT Electronic Datainterchange Indonesia, PT Sistelindo Mitralintas and                 PT Kalimaya Perkasa Finance, which were no longer included due to the sale of Sisindosat in January 2005 (Note 1d)

The changes in the carrying value of the investments in associated companies for the six months ended June 30, 2004 and 2005 are as follows:

2004

2005

Equity in net income of associated

companies

61,647

67

Deduction in the carrying value of the investment due to sale of investment in Sisindosat

-

(32,696)

Reversal of allowance for decline in value investment due to sale of investment

24,348

-

Sale of investment

(229,179

)

-

Cash dividend received from an associated company

(1,652

)

-

Net Change

(144,836

)

(32,629)

The economic difficulties faced by Indonesia (Note 40) have substantially affected the Companies’ long-term investments in associated companies. Due to the decline in the value of their investments, the Companies have provided allowance for decline in value of their investments in associated companies amounting to Rp59,142 and Rp72,444 as of June 30, 2004 and 2005, respectively, which the Companies believe is adequate to cover probable losses on those investments.

PT Multi Media Asia Indonesia (“M2A”)

M2A, established in 1997, is engaged in providing satellite-based telecommunications services. Based on a subscription agreement in 1997 among the Company, PT Pacific Satelit Nusantara (“PSN”) and M2A (“the Parties”), the Parties agreed that the Company would participate as a stockholder of M2A, which was previously wholly owned by PSN, by acquiring 485,000,000 new shares of M2A with an aggregate nominal value of US$20,000, representing 26.67% equity interest in M2A. The Parties also agreed that the Company’s investment in M2A would not be less than 20% of the fully paid capital if M2A issued its new shares to Telkom and allocated not more than 5% of the fully paid capital to the Government of the Republic of Indonesia.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

9.

INVESTMENTS IN ASSOCIATED COMPANIES (continued)

Cambodian Indosat Telecommunications S.A. (“Camintel”)

The Company’s investment in Camintel, a joint venture between the Company and the Kingdom of Cambodia, was made in 1995. The main business of the joint venture is to undertake the rehabilitation, expansion, operation and maintenance of telecommunications facilities formerly owned by United Nations Transitional Authority in Cambodia (“UNTAC”), and to provide telecommunications and other services in Cambodia.

PT Electronic Datainterchange Indonesia (“EDI”)

EDI, an associated company of Sisindosat, was established in 1995 to provide electronic data interchange services for the Jakarta (Tanjung Priok) Port Authority and other telecommunications usage services.

In 2000, EDI, together with another party, established a securities company known as PT Adhikarsa Sentra Sekuritas (“AKSES”). EDI has 80% equity interest in AKSES.

Since the Company sold its investment in Sisindosat on January 7, 2005, the Company no longer has indirect investment in EDI.

PT Graha Lintas Properti (“GLP”)

GLP, an associated company of Sisindosat, was established in 1995 to handle the construction of an office building known as “Gedung Sapta Pesona B”.

The economic difficulties faced by Indonesia (Note 40) have affected the development of GLP’s construction project, which has been discontinued since December 1998.

On February 18, 2004, Sisindosat sold its investment in GLP for Rp10,800.

PT Mitra Global Telekomunikasi Indonesia (“MGTI”)

MGTI, established in 1995, has taken over from Telkom the operation of the Central Java Division of Telkom starting January 1, 1996 up to December 31, 2010 under a Joint Operation Scheme (KSO Unit IV).

On September 24, 2003, the Company and the other MGTI stockholders entered into a Sale and Purchase Agreement (“SPA”), wherein all the MGTI stockholders agreed to sell and transfer all of their shares to PT Alberta Telecommunication (“Alberta”) for a total consideration amounting to US$240,000. This consideration includes the amount that should be paid by MGTI stockholders to settle MGTI’s liabilities to its vendors and creditors, but excludes any post-closing consideration that should be paid by MGTI to its stockholders. On January 20, 2004, Alberta and the stockholders of
MGTI closed the share purchase transaction. On January 21, 2004, the Company received in cash its portion of 30.55% of the sales price amounting to US$57,262 (equivalent to Rp483,575). This consideration is net of the settlement of liabilities to MGTI’s vendors and creditors. In addition, on September 7, 2004, the Company received the post-closing consideration from MGTI amounting to US$497 (equivalent to Rp4,065).

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

10.

OTHER LONG-TERM INVESTMENTS

This account consists of the following:

2004

2005

Investments in:

Shares of stock accounted for under the cost method - net

102,058

4,631

Convertible bonds - net

-

-

Equity securities which are available-for-sale

99

99

Total

102,157

4,730

a.

Investments in shares of stock which are accounted for under the cost method

2004

Equity

Cost/

Interest (%)

Carrying Value

The International Telecommunications

Satellite Organization

0.34

97,427

PT Broadband Multimedia Tbk

5.00

50,000

ICO Global Communications (Holdings) Limited

0.87

49,977

AlphaNet Telecom Inc.

-

32,149

U.S.A. Global Link, Inc.

19.05

26,249

Others (cost/carrying value below

Rp4,000 each)

10.00 - 17.60

4,631

Total

260,433

 Less allowance for decline in value

158,375

Net

102,058

2005

Equity

Cost/

Interest (%)

Carrying Value

PT Broadband Multimedia Tbk

5.00

50,000

ICO Global Communications (Holdings) Limited

0.87

49,977

AlphaNet Telecom Inc.

-

32,149

Others (cost/carrying value below

Rp4,000 each)

10.00 - 16.67

4,631

Total

136,757

 Less allowance for decline in value

132,126

Net

4,631

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

10.

OTHER LONG-TERM INVESTMENTS (continued)

b.

Investments in convertible bonds

As of June 30, 2004 and 2005, this account consists of:

AlphaNet Telecom Inc.

71,441

PT Yasawirya Indah Mega Media

18,000

Total

89,441

Less allowance for decline in value

89,441

Net

-

c.

Equity securities which are available-for-sale

As of June 30, 2004 and 2005, this account consists of:

BNI

89

Telkom

10

Total

99

The economic difficulties faced by Indonesia (Note 40) have substantially affected the Companies’ other long-term investments. Consequently, the Companies provided an allowance for decline in value of their investments in shares of stock accounted for under the cost method and in convertible bonds amounting to Rp247,816 and Rp221,567 as of June 30, 2004 and 2005, respectively, which management believes is adequate to cover probable losses on the investments.

PT Broadband Multimedia Tbk (“BM”)

On April 20, 2004, the Company entered into a shares sale and purchase agreement to purchase from a third party such third party’s 5% equity interest in BM for Rp50,000. BM is engaged in cable television and internet network provider services.

ICO Global Communications (Holdings) Limited (“I-CO”)

In 1995, the Company subscribed to the shares of I-CO, a subsidiary of The International Mobile Satellite Organization that is domiciled in the Bahamas. I-CO provides satellite constellation and related mobile services from, and based on, the satellites.

AlphaNet Telecom Inc. (“ATI”)

ATI, a company incorporated in Canada, was engaged in the design, development, installation, operation and worldwide marketing of fax messaging and information service to business travellers, the hotel industry and users of personal computers and personal digital assistants. “Inn Fax”, “Follow Fax” and “Follow Fax PC” were the registered trademarks of ATI. The Company had a 14.5% equity interest in ATI and an investment in convertible bonds of ATI with a principal amount of CAD35,000,000.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

10.

OTHER LONG-TERM INVESTMENTS (continued)

AlphaNet Telecom Inc. (“ATI”) (continued)

In 1999, based on a resolution of its Board of Directors, ATI announced that it had filed an announcement of bankruptcy with the Toronto Stock Exchange. Based on this fact, the Company provided 100% allowance for losses on its investments in ATI.

As a result of ATI’s liquidation process, the Company received on March 9, 2001 the amount of Rp12,923 (CAD2,028,670) from the sale of ATI’s assets. On September 23, 2004, the Company received the last liquidation payment amounting to Rp8,557 (CAD1,208,272) from ATI’s trustee. As the liquidation process has been completed, the Company is currently in the process of formalizing the write-off of the investment.

The International Telecommunications Satellite Organization (“Intelsat”)

Intelsat is an international organization providing worldwide telecommunications satellite services. The Company’s investment in Intelsat was made in 1985.

In March 2001, the Company sold a portion of its equity interest in Intelsat, which resulted in a decrease in its equity interest in Intelsat to 0.34%. On July 18, 2001, Intelsat became a private company. The Company’s capital contributions in Intelsat totalling US$11,567 were converted into 1,686,270 shares and became the basis of recording the investment under the cost method.

On January 28, 2005, the Company sold its investment in Intelsat for US$10,539 (equivalent to Rp96,381) resulting in loss on sale of investment amounting to Rp1,046. On April 7, 2005, the Company received the proceeds from the sale.

U.S.A. Global Link, Inc. (“Global Link”)

In 1996, Sisindosat acquired Global Link, a company incorporated in the U.S.A and engaged mainly in the provision of callback services.

As resolved in the Annual General Meeting of the Stockholders of Sisindosat held on June 15, 2001, the stockholders agreed to the liquidation of Global Link based on the request of the primary stockholder of Global Link. Sisindosat provided 100% allowance on its investment in Global Link.

PT Datakom Asia (“DA”)

DA is the holding company for the companies in the Datakom group engaged in direct satellite broadcasting, post-production services and integrated radio telecommunications services.

In 1997, the Company purchased 5% equity interest in DA at the price of Rp50,000 under the condition that DA or another appointed party would repurchase the Company’s 5% equity interest in DA at the price of Rp50,000 plus interest if the Company could not exercise its option to subscribe to additional DA shares because DA failed to undertake the initial public offering (“IPO”) of its shares by December 31, 1999.

DA failed to undertake its IPO in 1999. On April 20, 2004, the Company entered into a shares sale and purchase agreement to sell to a third party the Company’s 5% equity interest in DA for Rp50,000.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

10.

OTHER LONG-TERM INVESTMENTS (continued)

PT Pramindo Ikat Nusantara (“PIN”)

In 1997, the Company acquired 13% equity interest in PIN from shares owned by PT Astratel Nusantara, PT Intertel Pratamamedia and Koperasi Pegawai Kantor Pusat Departemen Pariwisata, Pos dan Telekomunikasi. Under a Joint Operation Scheme (“KSO”), PIN has taken over from Telkom the operations of Telkom’s Regional Division I (Sumatra) starting January 1, 1996 to December 31, 2010.

On April 19, 2002, Telkom and the PIN stockholders, which include the Company, entered into a Conditional Sale and Purchase Agreement (“CSPA”), whereby the stockholders agreed to sell and transfer all their shares in PIN to Telkom at a total selling price of approximately US$381,499, in three share-purchase transactions, as follows:

-

30% of the shares at the Initial Closing Date, which was expected to occur on August 1, 2002

-

15% of the shares at the Interim Closing Date, which was expected to occur not later than September 30, 2003

-

55% of the shares at the Subsequent Closing Date, which was expected to occur not later than December 31, 2004.

Telkom paid approximately US$9,264 in cash as initial payment after the release of the PIN pledged shares by, and upon repayment by PIN of all amounts (principal, interest and others) payable to, International Finance Corporation (one of PIN’s stockholders), which occurred on September 17, 2002. At the initial payment date, the stockholders of PIN also received net working capital reimbursement from PIN. The balance of the selling price of approximately US$372,235, plus the corresponding interest for the applicable period, was settled by Telkom through the issuance of promissory notes payable in ten quarterly installments of specific amounts.

Based on an amendment dated August 1, 2002 to the CSPA, the Initial Closing Date was changed to August 15, 2002. In addition, the sum of Rp3,250 was withheld by Telkom from the initial installment of the working capital reimbursement as a security for the costs of obtaining land title certificates for the account of PIN.

In 2002, the Company received from Telkom US$5,414 for the initial payment (including interest) and Rp32,199 for the working capital reimbursement.

On September 30, 2003, the Company closed its second share-purchase transaction with Telkom by the sale of its 1.95% equity investment in PIN for US$7,439 (including interest).

On December 15, 2003, the Company received from Telkom the proceeds of the latter’s promissory notes amounting to US$2,560 (equivalent to Rp21,737) intended as part of the settlement of the shares to be sold at the Subsequent Closing Date.

On March 15, 2004, the Company closed its third share-purchase transaction under the CSPA with Telkom by the sale of its 7.15% equity investment in PIN for US$26,592 (including interest and US$2,560 which was already received on December 15, 2003, see above).

The gain on sale of investment in PIN from the first and second share-purchase transactions amounting to Rp109,184 in 2002 and Rp32,207 in 2003, respectively, was previously recorded as part of “Difference in Value from Restructuring Transactions of Entities under Common Control”, which is a component of Stockholders’ Equity. Due to early adoption of SAK 38 (Revised 2004) by the Company, its June 30, 2004 consolidated financial statements were restated to adjust such gain (Note 4).

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

10.

OTHER LONG-TERM INVESTMENTS (continued)

PT Pramindo Ikat Nusantara (“PIN”) (continued)

The gain on sale of investment in PIN from the third share-purchase transaction amounting to Rp110,929 was credited to operations in 2004.

11.

PROPERTY AND EQUIPMENT

The details of property and equipment are as follows:

2004

Balance

Transactions during the Period

Balance

at Beginning

at End

of Period

Additions

Deductions

Reclassifications

of Period

Carrying Value

Landrights

259,743

6,159

-

-

265,902

Buidings

358,385

2,385

-

(11,825

)

348,945

Submarine cables

717,258

-

502

244,552

961,308

Earth stations

108,484

-

-

22,465

130,949

Inland link

197,856

-

-

7,137

204,993

Switching equipment

308,773

-

-

27,582

336,355

Telecommunications

peripherals

1,258,238

79,799

-

(8,049

)

1,329,988

Information technology

equipment

 643,335

6,347

1,446

413,474

1,061,710

Office equipment

1,053,154

35,742

2,409

(468,357

)

618,130

Building and leasehold

 improvements

439,535

2,978

-

175,606

618,119

Vehicles

15,655

1,827

1,939

-

15,543

Cellular technical

equipment

12,004,516

-

-

2,244,917

14,249,433

Satellite technical

equipment

1,254,463

4,194

-

1,358

1,260,015

Transmission and cross-

connection equipment

465,007

-

-

(265,164)

199,843

FWA technical equipment

-

-

-

87,539

87,539

Properties under

construction and

installation

2,886,426

2,133,469

119

(2,483,349

)

2,536,427

Total

21,970,828

2,272,900

6,415

(12,114

)

24,225,199

Accumulated Depreciation

Buildings

153,546

11,826

-

(17,018

)

148,354

Submarine cables

237,718

29,665

307

70,499

337,575

Earth stations

72,973

3,399

-

12,619

88,991

Inland link

40,599

7,233

-

3,683

51,515

Switching equipment

146,400

13,670

-

(3,266

)

156,804

Telecommunications

peripherals

684,125

86,658

-

(10,094

)

760,689

Information technology

equipment

391,229

73,058

1,445

167,466

630,308

Office equipment

493,384

41,489

1,927

(226,704

)

306,242

Building and leasehold

improvements

192,576

40,174

-

45,297

278,047

Vehicles

9,809

1,224

739

-

10,294

Cellular technical

equipment

4,637,579

805,855

-

18,841

5,462,275

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

11.

PROPERTY AND EQUIPMENT (continued)

2004

Balance

Transactions during the Period

Balance

at Beginning

at End

of Period

Additions

Deductions

Reclassifications

of Period

Satellite technical

equipment

570,144

69,922

-

1

640,067

Transmission and cross -

connection equipment

147,998

6,827

-

(73,438)

81,387

FWA technical equipment

-

1,753

-

-

1,753

Total

7,778,080

1,192,753

4,418

(12,114

)

8,954,301

Less impairment

in value

99,621

-

-

-

99,621

Net Book Value

14,093,127

15,171,277

2005

Transactions during the Period

      Balance

  at Beginning

       Divestment in

 Balance at

    of Period

        Additions

    Deductions

  Reclassifications

a SubsidiaryEnd of Period

Carrying Value

Landrights

283,598

14,468

-

10,263

(5,250)303,079

Buildings

376,075

-

-

14,628

(6,546)384,157

Submarine cables

862,818

-

-

22

-

862,840

Earth stations

116,213

-

-

-

-116,213

Inland link

399,382

-

-

76,767

-476,149

Switching equipment

325,287

-

-

7,848

-333,135

Telecommunications

peripherals

1,546,503

113,779

-

38,387

(10,562)1,688,107

Information technology

equipment

871,979

659

946

58,951

-930,643

Office equipment

1,131,141

60,394

319

51,037

(17,687)1,224,566

Building and leasehold

 improvements

918,483

616

-

110,693

-

1,029,792

Vehicles

15,361

940

436

-

(1,425)14,440

Cellular technical

equipment

17,131,651

-

-

1,321,667

-18,453,318

Satellite technical

equipment

1,243,969

-

-

21,536

-1,265,505

Transmission and cross-

connection equipment

471,476

-

-

779

-472,255

FWA technical equipment

317,499

-

-

1,138

-

318,637

 Properties under

construction and

installation

1,810,075

3,229,795

-

(1,713,716)

-3,326,154

Total

27,821,510

3,420,651

1,701

-

(41,470)31,198,990

Accumulated Depreciation

Buildings

177,433

10,619

-

-

(1,994)186,058

Submarine cables

309,390

55,369

-

-

-364,759

Earth stations

80,365

23,002

-

-

-103,367

Inland link

61,782

15,706

-

-

-77,488

Switching equipment

173,407

29,921

-

-

-203,328

Telecommunications

peripherals

858,291

148,475

-

-

(3,805)1,002,961

Information technology

equipment

528,608

116,453

946

-

-644,115

Office equipment

587,135

62,121

304

-

(13,803)635,149

Building and leasehold

improvements

289,774

84,622

-

-

-374,396

Vehicles

11,390

958

437

-

(1,289)10,622

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

11.

PROPERTY AND EQUIPMENT (continued)

2005

Transactions during the Period

      Balance

  at Beginning

       Divestment in

 Balance at

    of Period

        Additions

    Deductions

  Reclassifications

a SubsidiaryEnd of Period

Cellular technical

equipment

6,491,206

780,795

-

-

-7,272,001

Satellite technical

equipment

695,875

71,302

-

-

-767,177

Transmission and cross -

connection equipment

174,288

9,274

-

-

-183,562

FWA technical equipment

22,132

15,672

-

-

-37,804

Total

10,461,076

1,424,289

1,687

-

(20,891)11,862,787

Less impairment in value

117,258

-

(17,637

)

-

-

99,621

Net Book Value

17,243,176

19,236,582

The submarine cables represent the Company’s proportionate investment in submarine cable circuits jointly constructed, operated, maintained and owned with other countries, based on the respective contracts and/or the construction and maintenance agreements.

During the six months ended June 30, 2004 and 2005, sales of certain property and equipment were made as follows:

2004

2005

Proceeds from sale

798

147

Net book value

(1,997

)

(14)

Gain (loss)

(1,199

)

133

Depreciation charged to operations amounted to Rp1,192,753 and Rp1,424,289 in 2004 and 2005, respectively.

In 2004, the Company recognized impairment loss on Sisindosat property and equipment amounting to Rp17,637 due to the impairment of its investment in Sisindosat as indicated by the sales price of Sisindosat being below the amount of the Company’s investment. Following the sale of the Company’s investment in Sisindosat in January 2005 (Note 1d), such impairment loss was reversed.

Management believes that there is no further impairment in assets value or recovery of the impairment reserve as contemplated in SAK 48.

As of June 30, 2005, approximately 0.87% of property and equipment are pledged as collateral to letter of credit facilities obtained by Lintasarta (Note 17).

As of June 30, 2005, the Companies carry insurance on their respective property and equipment (except submarine cables and landrights) for US$133,847 and Rp22,239,150, including insurance on the Company‘s satellite amounting to US$50,000. In management’s opinion, the sum insured is sufficient to cover possible losses arising from fire, explosion, lightning and aircraft damage and other natural disasters.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

11.

PROPERTY AND EQUIPMENT (continued)

Starting January 1, 2005, the Company changed the estimated useful lives of certain of its property and equipment (Note 2j). The effects of the change are to increase income before income tax as follows:

Period

Amount

Six months ended June 30, 2005

118,674

Six months ending December 31, 2005

154,670

Year ending December 31, 2006

229,343

Year ending December 31, 2007

223,998

Year ending December 31, 2008

179,771

Year ending December 31, 2009

161,843

Year ending December 31, 2010

107,061

The details of the Companies’ properties under construction and installation as of June 30, 2004 and 2005 are as follows:

Percentage of

Estimated Date

2004

Completion

Cost

of Completion

Cellular technical equipment

60 - 80

1,888,260

July 2004

Inland link

70 - 80

171,241

September 2004

Submarine cables

99

147,738

September 2004

FWA technical equipment

95

98,155

 July 2004

Building and leasehold improvements

25 - 70

84,827

August 2004

Telecommunications peripherals

15 - 25

30,157

September 2004

Information technology equipment

15 - 25

23,336

September 2004

Switching equipment

50 - 60

12,638

September 2004

Satellite technical equipment

60 - 80

7,276

August 2004

Others

15 - 95

72,799

August - December 2004

Total

2,536,427

2005

Cellular technical equipment

55 - 95

2,999,842

July - October 2005

Inland link

84 - 94

98,554

July - November 2005

FWA technical equipment

70 - 78

98,033

July - November 2005

Telecommunications peripherals

90 - 96

47,576

July - December 2005

Building and leasehold improvements

64 - 90

32,517

July - August 2005

Information technology equipment

60 - 76

11,521

July 2005

Building

5 - 82

5,671

July - December 2005

Switching equipment

95

937

July 2005

Satellite technical equipment

95

17

July 2005

Submarine cables

95

7

July 2005

Others

60 - 97

31,479

July - August 2005

Total

3,326,154

Borrowing costs (interest expense) capitalized to properties under construction and installation for the six months ended June 30, 2004 and 2005 amounted to Rp40,718 and Rp5,278, respectively.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

12.

GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill arose from acquisition of equity interest in Bimagraha and Satelindo in 2001 and 2002, respectively (Note 1e).

The details of the other intangible assets arising from the acquisition of Satelindo in 2002 are as follows:

Amount

Customer base

- Post-paid

154,220

- Prepaid

73,128

Spectrum license

222,922

Brand

147,178

Total

597,448

Starting January 2003, the Company changed its goodwill amortization period from 5 years to become 15 years. The effect of the change is an increase in income before income tax as follows:

Period

Amount

Six months ended June 30, 2005

286,160

Six months ending December 31, 2005

286,159

Year ending December 31, 2006

271,798

The analysis of goodwill and other intangible assets is as follows:

2004

2005

Balance at beginning of period

3,344,939

3,012,578

Amortization of goodwill

(113,174

)

(113,174)

Amortization of other intangible assets

(53,007

)

(53,006

)

Balance at end of period

3,178,758

2,846,398

13.

LONG-TERM ADVANCES

This account represents advances to suppliers and contractors for the procurement or construction of property and equipment which will be reclassified to the related property and equipment accounts upon the receipt of the property and equipment purchased or after the construction of the property and equipment has reached a certain percentage of completion.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

14.

PROCUREMENT PAYABLE

This account consists of payables to the following vendors/contractors:

2004

2005

Ericsson AB, Sweden (including US$3,659 in 2004

and US$67,601 in 2005)

34,448

656,610

Siemens Aktiengesellschaft, Germany (including US$49,593 in 2004 and US$19,204 in 2005)

467,545

186,529

Alcatel CIT, France (including US$13,691 in 2004 and

US$15,155 in 2005)

129,424

147,522

Nokia Corporation, Finland (including US$13,762)

-

133,675

PT Siemens Indonesia (including US$740 in 2004 and

US$3,674 in 2005)

9,641

78,699

PT Alcatel Indonesia (including US$2,213 in 2004 and

US$4,673 in 2005)

20,834

70,322

PT Senopati Sellularindo

-

 61,892

Kopindosat

6,465

49,774

PT Dawamiba Engineering

-

44,263

PT Sisindosat Lintasbuana (including US$4,025)

-

39,914

ZTE Indonesia (including US$3,653)

-

38,749

Siemens Mobile Communications S.p.A, Italy (US$3,756)

-

36,483

Sumacom Mitra (including US$3,390)

-

34,581

PT Karya Mitra Nugraha

.-

33,991

PT Alvarid Mas (including US$3,042)

-

33,711

PT

 Kopnatel Jaya

10,965

33,513

PT Ciptakomunindo Pradipta

-

33,123

PT Sekar Kedaton Nusantara

-

29,221

PT Ekaprasarana Primatel (including US$1,898 in 2004

and US$2,953 in 2005)

18,148

                28,886

PT Bahyutama Kerta Mukti

-

27,082

PT Bukaka Teknik Utama

-

25,237

NT System Company Limited, Hong Kong (US$2,560)

-

24,863

PT Ericsson Indonesia (including US$22,397 in 2004 and

US$568 in 2005)

310,197

24,552

PT Bukit Jaya Abadi

-

24,072

PT Gihon Telekomunikasi Indonesia

-

24,000

ZTE Corporation, China (including US$2,710 in 2004 and

US$2,218 in 2005)

34,833

21,935

PT Catur Elang Perkasa

-

19,511

PT NEC Indonesia (including US$1,709)

-

18,319

PT Telemedia Mitra Erajaya (US$1,881)

-

18,268

Alcatel Italia S.p.A, Italy (US$2,012 in 2004 and US$1,864 in 2005)

18,944

18,102

PT Industri Telekomunikasi Indonesia (including US$2,718 in 2004)

26,625

17,562

PT Atma Sugih Abadi

7,070

17,247

PT Westindo Esa Perkasa (including US$2,658 in 2004 and

US$1,599 in 2005)

26,801

17,018

PT Citramas Jaya Teknik Mandiri

-

15,199

PT Lintas Teknologi Indonesia (US$1,501)

-

14,576

Veraz Network (US$1,487)

-

14,442

PT Rekapranata Ciptatangguh

              6,793

13,887

PT Tricipta Persada Nusantara (including US$1,326)

-

13,453

PT Alita Praya Mitra

11,382

13,358

PT Bumikharisma Lininusa

-

13,311

PT Piranti Bhakti Nusantara

-

12,721

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

14.

PROCUREMENT PAYABLE (continued)

2004

2005

PT Nexwave (US$1,303)

-

12,652

PT Karunia Berca Indonesia

-

12,554

PT Logica CMG Indonesia (US$864 in 2004 and US$1,210 in 2005)

8,136

11,965

PT Duta Sembilan Kartika (including US$5 in 2004)

7,324

11,924

PT Menara Bina Diesel

-

11,508

PT Reka Matra Bestari

-

11,434

PT Hariff Daya Tunggal Engineering

(including US$242)

-

 10,939

CV Jasa Utama

-

 10,876

Others (including US$51,764 in 2004 and US$12,438

in 2005, each below Rp10,000)

727,348

346,371

Total

1,882,923

2,620,396

15.

TAXES PAYABLE

The taxes payable as of June 30, 2004 and 2005 are as follows:

2004

2005

Estimated corporate income tax payable,

less tax prepayments of Rp22,288 in 2004

and Rp181,123 in 2005

17,190

55,000

Income taxes:

Article 21

6,129

21,120

Article 22

3,409

2,899

Article 23

64,029

40,969

Article 25

1,493

20,049

Article 26

8,847

19,219

Article 29

243

102

VAT

11,119

828

Others

7,225

4,445

Total

119,684

164,631

The reconciliation between income before income tax and estimated taxable income (tax losses    carry-over) of the Company for the six months ended June 30, 2004 and 2005 is as follows:

         2004

 (As Restated -

       Note 4)

        2005

Income before income tax per consolidated statements of income

1,224,216

1,151,754

Subsidiaries’ income before income tax and effect of inter-company consolidation eliminations

(63,545

)

(51,246)

Income before income tax of the Company

1,160,671

1,100,508

Positive adjustments

Compensation expense for ESOP

29,770

77,840

Provision for doubtful accounts

-

77,612

Accrual of employee benefits - net

30,833

16,901

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

15.

TAXES PAYABLE (continued)

         2004

 (As Restated -

       Note 4)

        2005

Assessments for income taxes

and related penalties

2,612

12,472

Donation

11,905

8,948

Representation and entertainment

9,073

5,937

Sale of investment in associated company

32,688

-

  Others

6,706

6,660

Negative adjustments

Depreciation - net

(252,239

)

(348,981)

Sale of investment in associated company and other long-term investment

(25,000

)

(109,951)

Interest income already subjected

to final tax

(64,654

)

(70,170)

Equity in net income of investees

(105,757

)

(59,316)

Amortization of goodwill and other intangible assets

(37,208

)

(22,206)

Capitalization of interest expense and personnel expense

to property and equipment

-

(20,269)

Net periodic pension cost

(3,830

)

(8,031)

Amortization of debt and bonds issuance cost and discount

(552

)

(4,753)

Realization of stock option resulting from the exercise of

ESOP Phase I

-

(4,285)

Gain on sale of property and equipment

(2,723

)

(76)

Reversal of allowance for doubtful accounts

(18,273

)

-

Write-off of accounts receivable

(6,184

)

-

Estimated taxable income of the Company before tax losses carry-over

767,838

658,840

Tax losses carry-over at beginning of period

(934,637

)

-

Estimated taxable income (tax losses carry-over) at end of period of the Company

(166,799)

658,840

The computation of the total income tax expense for the six months ended June 30, 2004 and 2005 is as follows:

         2004

 (As Restated -

       Note 4)

        2005

Estimated taxable income of the Company

-

658,840

Income tax expense - current (at statutory tax rates)

Company

-

197,635

Subsidiaries

39,478

38,488

Total income tax expense - current

39,478

236,123

Income tax expense (benefit) - deferred

Effect of temporary differences at enacted maximum tax rate (30%)

Company

Depreciation - net

75,672

104,694

Sale of investment in associated company and other long-term investment

(2,307

)

32,985

Equity in net income of investees

31,727

17,795

Amortization of goodwill and other intangible assets

11,163

6,662

Capitalization of interest expense and personnel expense

to property and equipment

-

6,081

Net periodic pension cost

1,149

2,409

Amortization of debt and bonds issuance cost and discount

166

1,426

Allowance for doubtful accounts

-

(23,284)

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

15.

TAXES PAYABLE (continued)

         2004

 (As Restated -

       Note 4)

        2005

Compensation expense for ESOP

(8,931

)

(22,067)

Accrual of employee benefits - net

(9,250

)

(5,069)

Tax loss carry-over applied

230,351

-

Reversal of allowance for doubtful accounts

5,482

-

Write-off of accounts receivable

1,855

-

Others

(696

)

(5,084)

336,381

116,548

Subsidiaries

Depreciation - net

(5,320

)

(3,265)

Allowance for doubtful accounts

-

(1,005)

Reversal of allowance for decline in value of other long-term investments

8,094

(832)

Reversal of allowance for doubtful accounts

9,077

-

Write-off of accounts receivable

755

-

Equity in net income of investees

742

-

Tax loss

(953

)

(297)

Others

56

459

12,451

(4,940)

Income tax expense - deferred

348,832

111,608

Total income tax expense

388,310

347,731

The computation of the estimated income tax payable and claim for tax refund for the six months ended June 30, 2004 and 2005 is as follows:

2004

2005

Income tax expense - current

Company

-

197,635

Subsidiaries

39,478

38,488

Total income tax expense - current

39,478

236,123

Less prepayments of income tax of the Company

Article 22

20,224

11,143

Article 23

49,423

29,826

Article 25

93,187

108,989

Total prepayments of income tax of the Company

162,834

149,958

Less prepayments of income tax of Subsidiaries

Article 22

728

1,362

Article 23

14,595

17,938

Article 25

8,508

11,865

Total prepayments of income tax of Subsidiaries

23,831

31,165

Total prepayments of income tax

186,665

181,123

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

15.

TAXES PAYABLE (continued)

2004

2005

Estimated income tax payable

Company

-

47,677

Subsidiaries

17,190

             7,323

Total estimated income tax payable

17,190

55,000

Claims for tax refund (presented as part of

“Prepaid Taxes”)

Company

(162,834

)

-

Subsidiaries

(1,543

)

-

Total claims for tax refund

(164,377

)

-

The reconciliation between the income tax expense calculated by applying the applicable tax rate of 30% to the combined income, net of loss, before income tax of the Company and Subsidiaries, and the income tax expense as shown in the consolidated statements of income is as follows:

         2004

 (As Restated -

       Note 4)

        2005

Income before income tax per consolidated statements of income

1,224,216

1,151,754

Company’s equity in Subsidiaries’ income before income tax and reversal of inter-company consolidation eliminations

45,511

56,506

Combined income, net of loss, before income tax of the Company and

Subsidiaries

1,269,727

1,208,260

Income tax expense at the applicable tax rate of 30%

380,918

362,478

Tax effect on permanent differences

Assesments for income taxes and related penalties

1,057

3,697

Donation

3,571

2,687

Representation and entertainment

3,132

1,781

Employee benefits

1,156

1,098

Interest income already subjected

to final tax

(21,194

)

(23,846)

Others

9,881

(550)

Unrealized tax loss

9,028

-

Valuation allowance adjustment

814

456

Adjustment due to tax audit and others

(53

)

(70)

Income tax expense - net per consolidated statements of income

388,310

347,731

The tax effects of significant temporary differences between financial and tax reporting which are outstanding as of June 30, 2004 and 2005 are as follows:

2004

(As Restated -

Note 4)

2005

Company

Deferred tax assets

Allowance for doubtful accounts - net

138,027

180,026

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

15.

TAXES PAYABLE (continued)

2004

(As Restated -

Note 4)

2005

Allowance for decline in value of investments in associated

companies and

other long-term investments

77,960

82,324

Accrual of employee benefits - net

59,720

74,072

Compensation expense for ESOP

16,374

43,429

Pension cost

43,165

37,115

Allowance for short-term investment

7,619

7,619

Tax loss carry-over

50,040

-

Others

1,513

-

Total

394,418

424,585

Deferred tax liabilities

Property and equipment

594,109

887,564

Investment in subsidiaries/associated companies, net of

goodwill and other intangible assets

48,348

128,544

Deferred bonds and loans issuance costs and discount

6,664

8,018

Difference in transactions of equity changes in associated

companies/subsidiaries

1,807

1,801

Others

925

871

Total

651,853

1,026,798

Deferred tax liabilities - net

257,435

602,213

Subsidiaries (APE and Asiatel in 2004, and APE and IMM in 2005)

Deferred tax assets

Allowance for decline in value of other long-term investments

-

10,294

Allowance for doubtful accounts - net

490

7,761

Tax loss carry-over

6,149

4,082

Others

41

470

6,680

22,607

Valuation allowance

(6,232

)

(20,077)

Net

448

2,530

Deferred tax liabilities

Investments in subsidiaries/associated companies

-

1,891

Property and equipment

1,804

98

Others

394

2,809

Total

2,198

4,798

Deferred tax liabilities - net

1,750

2,268

Total deferred tax liabilities - net

259,185

604,481

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

15.

TAXES PAYABLE (continued)

2004

(As Restated -

Note 4)

2005

Subsidiaries (IMM, Sisindosat and Lintasarta in 2004,

and Lintasarta in 2005)

Deferred tax assets

Property and equipment

21,989

24,744

Allowance for doubtful accounts - net

15,178

2,423

Allowance for decline in value of investments in associated

companies and

other long-term investments

13,934

-

Others

11,388

11,031

Total

62,489

38,198

Valuation allowance

(15,747

)

-

Net

46,742

38,198

Deferred tax liabilities

Prepaid expenses and rights of use

564

450

Others

901

-

Total

1,465

450

Total deferred tax assets - net

45,277

37,748

The breakdown by entity of the foregoing deferred tax assets and liabilities outstanding as of June 30, 2004 and 2005 is as follows:

2004

(As Restated - Note 4)

2005

Deferred Tax

Deferred Tax

Deferred TaxDeferred Tax

Assets

Liabilities

Assets

Liabilities

Company

-

257,435

-

602,213

Subsidiaries

Sisindosat

11,387

-

-

-

Asiatel

-

691

-

-

Lintasarta

30,582

-

37,748

-

IMM

3,308

-

-

940

APE

-

1,059

-

1,328

Total

45,277

259,185

37,748604,481

The significant temporary differences on which deferred tax assets have been computed are not deductible for income tax purposes until the decrease in the carrying value of investments in subsidiaries/associated companies and the allowance for decline in value of investments in associated companies and other long-term investments are realized upon sale of the investments, the doubtful accounts are written off, the tax losses carryover are utilized, and the accrued employee benefits are paid. The deferred tax liabilities relate to the differences in the book and tax bases of property and equipment, goodwill and other intangible assets, and investments in associated companies/subsidiaries.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

15.

TAXES PAYABLE (continued)

A valuation allowance has been established for certain deferred tax assets. This valuation allowance reduces tax assets to an amount which is more likely than not to be realized.

Under the current tax laws of Indonesia, the Company and Subsidiaries submit their respective tax returns on the basis of self-assessment. The tax authorities may assess or amend taxes within ten years after the fiscal year when the tax became payable. Any loss on income tax basis can be carried forward and used to offset against future taxable income for a maximum period of 5 years.

On January 19, 2005, the Company received assessment letters on tax underpayment (“SKPKB”/”STP”) from the Directorate General of Taxation for 2003 VAT of Satelindo amounting to Rp9,677 (including penalties and interest). The assessments have been fully settled by the Company as of June 30, 2005.

No current income tax was provided for Sisindosat, Asiatel, SIB and APE in 2004, and for SMM in 2004 and 2005 because they were in tax loss position during those periods.

The Company provides for deferred tax liabilities and deferred tax assets relating to the book-versus-tax-basis differences in its investment in domestic subsidiaries as the Company believes that for certain subsidiaries the investment will be recovered through the sale of the shares which is a taxable transaction and for certain subsidiaries the differences will be deductible from ordinary income as a result of a merger.

The above treatment was also applied to the merged subsidiaries up to the merger date (Note 1e).

The tax losses carryover of SMM as of June 30, 2005 can be carried forward through 2010 based on the following schedule:

Year of Expiration

Amount

2006

10,226

2008

356

2009

2,035

2010

989

Total

13,606

16.

ACCRUED EXPENSES

This account consists of the following:

2004

(As Restated -

Note 4)

2005

Other employee benefits

225,536

191,388

Network repairs and maintenance

104,195

185,331

Interest

166,211

177,731

Postretirement benefits

89,918

155,801

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

16.

ACCRUED EXPENSES (continued)

2004

(As Restated -

Note 4)

2005

Concession fee

84,528

81,383

Labor Law No. 13 benefits (Note 29)

36,505

47,661

Universal Service Obligation (“USO”)

33,494

41,076

Consultancy fees

37,467

31,994

Radio frequency fee

165,384

30,395

Link

14,955

29,105

Rental

13,849

15,217

Pension cost (Note 29)

18,711

13,599

Utilities

10,350

4,684

Annual leave

39,564

-

Others

132,355

98,920

Total

1,173,022

1,104,285

17.

LOANS PAYABLE

This account consists of the following:

2004

2005

Related parties

Syndicated loan facility 2

BNI - net of unamortized debt issuance cost of Rp12,459

in 2004 and Rp8,570 in 2005

812,541

509,075

Mandiri - net of unamortized debt issuance cost of Rp2,941

in 2004 and Rp1,984

 in 2005

197,059

118,608

Others

164

-

Third parties - net of unamortized debt issuance cost of Rp14,711 in 2004 and Rp10,107 in 2005

1,059,783

725,794

Total loans payable

2,069,547

1,353,477

Less current maturities

Related parties

BNI

123,750

-

Mandiri

44,440

-

Third parties

189,827

60,899

Total current maturities

358,017

60,899

Long-term portion

1,711,530

1,292,578

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

17.

LOANS PAYABLE (continued)

The details of the loans from related parties are as follows:

Syndicated Loan Facility 2

On October 2, 2003, the Company entered into a syndicated loan agreement covering Rp3,165,000 with the following syndicated banks:

Bank

Amount

BCA

975,000

Mandiri *

900,000

BNI

*

900,000

Danamon *

240,000

Bukopin

150,000

Total

3,165,000

* related parties

The facility is divided into 3 tranches:

Tranche

Bank

Amount

A

Danamon

240,000

Bukopin 150,000

B

Mandiri

900,000

C

BCA

975,000

BNI

900,000

Total

3,165,000

The Company drew Rp200,000 and Rp1,800,000 from its facility under Tranches B and C, respectively, on December 8, 2003.

Based on the loan agreement, the Company should use the proceeds of the loans to repay IM3’s debts and Satelindo’s debts based on the MRA, and/or for capital expenditure financing, and/or for other corporate general needs if IM3’s debts are repaid using other facility.

The annual interest rates ranged from 11.00% to 12.92% and from 9.30% to 11.92% for the six months ended June 30, 2004 and 2005, respectively.

On December 7, 2004, the Company paid the first semi-annual installments amounting to Rp73,125, Rp61,875 and Rp22,220 to BCA, BNI and Mandiri, respectively.

On March 31, 2005, the Company made early payments of the loans amounting to Rp290,112, Rp245,480 and Rp57,188 to  BCA, BNI and Mandiri, respectively.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

17.

LOANS PAYABLE (continued)

Syndicated Loan Facility 2 (continued)

On the same date, the Company also entered into agreements amending the loan agreement with BCA, BNI and Mandiri. The amendments covered, among others, the following:

•

The remaining balance of the loan will mature on April 1, 2008. However, the amendment provides early repayment option for the Company, commencing on April 1, 2007 up to the maturity date. Any repayment made before April 1, 2007 will require the Company to pay penalty amounting to 1% of such repaid amount.

•

The loan bears interest as follows:

-

April 1, 2005 - March 31, 2007 : fixed interest rate of 9.3% per annum

-

April 1, 2007 - March 31, 2008 : a reference rate plus margin rate of 2.5% or 10.5%, whichever is higher

As of June 30, 2004 and 2005, the outstanding balances of the loans are as follows:

Bank

2004

2005

BCA

975,000

611,763

BNI*

825,000

517,645

Mandiri*

200,000

120,592

Balance

2,000,000

1,250,000

Unamortized debt issuance cost

 (30,111

)

(20,661)

Net

1,969,889

1,229,339

*

related parties

The amortization of debt issuance cost charged to operations amounted to Rp4,608 in 2004 and Rp4,601 in 2005.

The loans from third parties consist of the following:

2004

2005

Syndicated Loan Facility 2 (refer to previous section on loans from related parties)

BCA - net of unamortized debt issuance cost of Rp14,711

in 2004 and Rp10,107

 in 2005

960,289

601,656

Investment Credit Facility 3 from Niaga

28,772

97,939

Investment Credit Facility 1 from Niaga

54,699

15,699

Import Sight Letter of Credit (“L/C”) Facility and Investment

Credit Facility 2 from Niaga

15,000

10,500

Others

1,023

-

Total

1,059,783

725,794

Less current maturities

189,827

60,899

Long-term portion

869,956

664,895

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

17.

LOANS PAYABLE (continued)

a.

Investment Credit Facility 3 from Niaga

On June 29, 2004, Lintasarta obtained a loan from a new credit facility from Bank Niaga for the purchase of telecommunication equipment, computer and other supporting facilities amounting to Rp98,000. The loan bears interest at 3-month time deposits rate guaranteed by  Bank Indonesia plus 3.5%. The loan has a grace period in the repayment of principal up to the quarter ended June 29, 2005. The quarterly repayment of the principal will start on September 29, 2005, at Rp9,800 each quarter up to December 29, 2007. As of  June 30, 2004  and  2005, the outstanding balances of the loan amounted to Rp28,772 and Rp97,939, respectively, (of which Rp13,018 or the equivalent of US$1,574 was used to finance Import Sight L/C facility - see point c below).

The loan is collateralized by all equipment purchased from the proceeds of the credit facility, receivables from frame relay (Note 7) and trade receivables from one of Lintasarta’s customers.

The loan also has the same restrictive covenants as the Import Sight L/C Facility and Investment Credit Facility 1 from Niaga.

b.

Investment Credit Facility 1 from Niaga

On October 16, 2001, Lintasarta obtained investment credit facility amounting to Rp117,000 from Niaga. In 2002, Lintasarta drew Rp113,199 from the facility. This loan bears interest at 3-month time deposits rate guaranteed by Bank Indonesia plus 3.25% (subsequently changed to 2.75% on April 8, 2002). The repayment of the principal started on January 6, 2003, with installments amounting to Rp9,750 payable quarterly up to October 6, 2005. As of June 30, 2004 and 2005, this loan had outstanding balances of Rp54,699 and Rp15,699, respectively.

Up to June 30, 2004 and 2005, total payments of these loans amounted to Rp58,500 and   Rp97,500, respectively.

The loan is collateralized by all equipment purchased from the proceeds of the credit facilities, receivables from frame relay (Note 7) and time deposit placed in Niaga amounting to Rp10,000  (presented as part of “Non-current Assets - Others”). Based on the amendment No. 201/CBG/JKT/2004 dated June 29, 2004 of the credit agreement, the loan is also secured by trade receivables from one of Lintasarta’s customers. Lintasarta is required to obtain written approval from Niaga if:

-

The combined ownership of the Company and YKKBI in Lintasarta shall become less than 51% during the facility period.

-

Lintasarta will obtain new debts (Note 18).

-

Lintasarta will invest in other than Lintasarta’s current business.

Lintasarta is also required to maintain certain financial ratios and its dividends distribution should not be more than 50% of the current period’s net income.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

17.

LOANS PAYABLE (continued)

b.

Investment Credit Facility 1 from Niaga (continued)

In addition, on May 31, 2000, Lintasarta obtained Standby L/C and Bank Guarantee facilities from Niaga. The facilities consist of the following:

•

Standby L/C facility amounting to US$5,000 for the importation of electronic and telecommunication equipment and amounting to US$100 for the payment to Lintasarta’s supplier. On August 6, 2003, the facility was rolled over until August 6, 2004 but the facility amount was reduced to US$1,000. On June 29, 2004, the facility was rolled over until August 6, 2005. As of June 30, 2005, Lintasarta has not used this facility.

•

Bank guarantee facility amounting to US$3,000. On August 4, 2003, this facility was rolled over until August 6, 2004 but the facility amount was reduced to US$500. On June 29, 2004, the facility was rolled over until August 6, 2005. No drawdowns have been made from the reduced facility as of June 30, 2005.

c.

Import Sight L/C Facility and Investment Credit Facility 2 from Niaga

On August 14, 2003, Lintasarta obtained facilities from Niaga as follows:

•

Import Sight L/C facility for the purchase of telecommunication equipment, computer and other supporting facilities amounting to US$10,000 wherein Rp15,000 of the facility would be financed through investment credit facility 2 and the remainder would be financed by Lintasarta itself. The expiry date of the facility was extended from August 14, 2004 to December 31, 2004. As of December 31, 2004, Lintasarta has already used this facility to the extent of US$5,101. The facility used was financed by investment credit facility 2 amounting to US$1,827 or equivalent to Rp15,000 (see below) and the remaining balance of US$3,274 was financed by Lintasarta itself amounting to US$1,700 and by investment credit facility 3 amounting to US$1,574 (see point “a” above). This facility expired on December 31, 2004.

•

Investment credit facility 2 amounting to Rp15,000 to finance the above facility. This loan bears interest at 3-month time deposits rate guaranteed by Bank Indonesia plus 2.75% (subsequently changed to 3% on October 1, 2003). Lintasarta has a grace period until August 14, 2004 to start paying the interest on the loan. The repayment of the principal started on November 14, 2004, with installments amounting to Rp1,500 payable quarterly up to February 14, 2007. As of June 30, 2005, Lintasarta has fully drawn this facility.

The loan is collateralized by all equipment (purchased from the proceeds of the credit facilities) and receivables from frame relay (Note 7).

The loan also has the same restrictive covenants as the Import Sight L/C Facility and Investment Credit Facility 1 from Niaga.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

17.  LOANS PAYABLE (continued)

The scheduled principal payments from 2006 to 2008 of all the loans payable as of June 30, 2005 are as follows:

         Twelve months ended June 30,

2006

2007

2008

Total

In rupiah

Syndicated Loan Facility 2*

BCA

-

-

611,763

611,763

BNI

-

-

517,645

517,645

Mandiri

-

-

120,592

120,592

Niaga

60,899

43,700

19,539124,138

Total

60,899

43,700

1,269,5391,374,138

Less unamortized debts issuance cost

20,661

Net

1,353,477

*  please refer to previous discussion on early repayment option

18.

BONDS PAYABLE

As of June 30, 2004 and 2005, this account consists of:

2004

2005

Guaranteed Notes Due 2010 (US$300,000) - net of unamortized

notes issuance cost of Rp26,260 in 2004

and Rp22,934 in 2005

2,798,240

2,890,849

Third Indosat Bonds in Year 2003 with Fixed Rate - net of

unamortized bonds issuance cost of Rp27,380 in 2004

and Rp22,840 in 2005

2,452,844

2,477,160

Guaranteed Notes Due 2012 (US$250,000) - net of unamortized

notes discount of Rp16,216 and unamortized notes issuance

cost of Rp24,618

-

2,387,416

Second Indosat Bonds in Year 2002 with Fixed and Floating Rates

1,075,000

1,075,000

First Indosat Bonds in Year 2001 with Fixed and Floating Rates

1,000,000

1,000,000

Fourth Indosat Bonds in Year 2005 with Fixed Rate - net of

unamortized bonds issuance cost of Rp8,617

-

806,383

Indosat Syari’ah Ijarah Bonds in Year 2005 - net of unamortized bonds issuance cost of Rp3,057

-

281,943

Indosat Syari’ah Mudharabah Bonds in Year 2002

175,000

175,000

Limited bonds issued by Lintasarta*

30,436

30,436

Convertible bonds issued by Lintasarta**

6,106

6,106

Total bonds payable

7,537,626

11,130,293

Less current maturities

-

1,030,436

Long-term portion

7,537,626

10,099,857

*  after elimination of limited bonds amounting to Rp9,564 issued to the Company

** after elimination of convertible bonds amounting to Rp13,893 issued to the Company

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

18.

BONDS PAYABLE (continued)

Guaranteed Notes Due 2010

In October 2003, the Company, through IFB, issued Guaranteed Notes Due 2010 with fixed rate.
The notes have a total face value of US$300,000. The notes bear fixed interest rate at 7.75% per annum payable in semi-annual installments on May 5 and November 5 of each year, commencing   May 5, 2004. The notes will mature on November 5, 2010.

The notes are redeemable at the option of IFB, in whole or in part at any time on or after November 5, 2008. The notes are redeemable at prices equal to 103.8750%, 101.9375% and 100.0000% of the principal amount during the 12-month period commencing on November 5 of 2008, 2009 and 2010, respectively. In addition, prior to November 5, 2006, IFB may redeem up to a maximum of 35% of the original aggregate principal amount, with the proceeds of one or more public equity offerings of the Company, at a price equal to 107.75% of the principal amount thereof, plus accrued and unpaid interest and additional amounts, if any. The notes are also redeemable at the option of IFB, in whole but not in part, at any time, at a price equal to 100% of the principal amount thereof, plus any accrued and unpaid interest and additional amount to the date of redemption, in the event of certain changes affecting withholding taxes in Indonesia and The Netherlands that would require IFB or the Company to pay an additional amount in respect of any note in excess of certain amounts. Upon a change in control of IFB (including sale, transfer, assignment, lease, conveyance or other disposition of all or substantially all of IFB’s assets), the holder of the notes has the right to require IFB to repurchase all or any part of such holder’s notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest and additional amounts, if any, to the purchase date.

The Company received the proceeds of the notes on November 5, 2003.

The net proceeds, after deducting the underwriting fee and offering expenses, were used primarily to repay a portion of Indosat’s (including Satelindo’s and IM3’s) outstanding indebtedness amounting to Rp1,500,000 and US$447,500.

The amortization of notes issuance cost charged to operations amounted to Rp1,568 in 2004 and Rp1,695 in 2005.

Based on the latest rating report released in June 2005, the notes currently have BB- and B2 ratings from Standard & Poor’s (“S&P”) and Moody’s Investors Service (“Moody’s”), respectively.

Third Indosat Bonds in Year 2003 with Fixed Rate

On October 15, 2003, the Company issued at face value its Third Indosat Bonds in Year 2003 with Fixed Rate (“Third Indosat Bond”), with BRI as the trustee. The bonds have a total face value of Rp2,500,000 in Rp50 denomination. The bonds consist of two series:

•

Series A bonds amounting to Rp1,860,000 which bear interest at the fixed rate of 12.5% per annum for 5 years starting October 22, 2003

•

Series B bonds amounting to Rp640,000 which bear interest at the fixed rate of 12.875% per annum for 7 years starting October 22, 2003

The bonds will mature if the Company exercises the following options:

•

Early Settlement Option

:

the Company has the right to make early payment for all the Series A bonds on the 4th anniversary of the bonds at 100% of the bonds’ nominal value. The Company has also the right to make early payment for all the Series B bonds on the 4th and 6th anniversaries of the bonds at 100% of the bonds’ nominal value.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

18. BONDS PAYABLE (continued)

Third Indosat Bonds in Year 2003 with Fixed Rate (continued)

•

Buy-back Option

:

after the 1st anniversary of the bonds, the Company has the right to buy back part or all of the bonds at market price temporarily or as an early settlement.

PT Kustodian Sentral Efek Indonesia (“KSEI”), acting as payment agent, shall pay interest on the bonds, as follows:

Series A

:

Starting on January 22, 2004 and every quarter thereafter up to October 22, 2008

Series B

:

Starting on January 22, 2004 and every quarter thereafter up to October 22, 2010

The proceeds of the bonds were used as capital injection to Satelindo which, in turn, used the proceeds to repay its debts and Guaranteed Floating Rate Bonds (Note 1d - SIB).

The bonds are neither collateralized nor guaranteed by other parties.

Based on the bonds indenture, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

The amortization of bonds issuance cost charged to operations amounted to Rp2,063 in 2004 and Rp1,990 in 2005.

Based on the latest rating report released in April 2005, the bonds currently have an idAA+ (stable outlook) rating from PT Pemeringkat Efek Indonesia (“Pefindo”).

Guaranteed Notes Due 2012

On June 22, 2005, the Company, through IIFB, issued Guaranteed Notes Due 2012 with fixed rate. The notes have a total face value of US$250,000 and were issued at 99.323% of their principal amount. The notes bear fixed interest rate at 7.125% per annum payable in semi-annual installments due on June 22 and December 22 of each year, commencing December 22, 2005. The notes will mature on June 22, 2012.

The notes will be redeemable at the option of IIFB, in whole or in part at any time on or after June 22, 2010 at prices equal to 103.5625%, 101.7813% and 100.0000% of the principal amount during the 12-month period commencing on June 22, 2010, 2011 and 2012, respectively, plus accrued and unpaid interest and additional amounts, if any. In addition, prior to June 22, 2008, IIFB may redeem up to a maximum of 35% of the original aggregate principal amount, with the proceeds of one or more public equity offerings of the Company, at a price equal to 107.125% of the principal amount thereof, plus accrued and unpaid interest and additional amounts, if any. The notes are also redeemable at the option of IIFB, in whole but not in part, at any time, at a price equal to 103.5625% of the principal amount thereof, plus any accrued and unpaid interest and additional amounts to the date of redemption, in the event of certain changes affecting withholding taxes in Indonesia and The Netherlands that would require IIFB or the Company to pay an additional amount in respect of any note in excess of certain amounts. Upon a change in control of IIFB (including sale, transfer, assignment, lease, conveyance or other disposition of all or substantially all of IIFB’s assets), the holder of the notes has the right to require IIFB to repurchase all or any part of such holder’s notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest and additional amounts, if any, to the purchase date.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

18.

BONDS PAYABLE (continued)

Guaranteed Notes Due 2012 (continued)

The Company received the proceeds of the notes on June 23, 2005.

The net proceeds, after deducting the underwriting fee and offering expenses, were used for general corporate purposes, including capital expenditures.

The amortization of notes discount and issuance cost charged to operations amounted to Rp40 and Rp61, respectively, in 2005.

Based on the latest rating report released in June 2005, the notes have BB- and B1 ratings made by S&P and Moody’s, respectively.

Second Indosat Bonds in Year 2002 with Fixed and Floating Rates

On November 6, 2002, the Company issued its Second Indosat Bonds in Year 2002 with Fixed and Floating Rates (“Second Indosat Bond”), with BRI as the trustee. The bonds have a total face value of Rp1,075,000 in Rp50 denomination. The bonds consist of three series:

•

Series A bonds amounting to Rp775,000 which bear interest at the fixed rate of 15.75% per annum for 5 years starting February 6, 2003

•

Series B bonds amounting to Rp200,000 which bear interest at the fixed rate of 16% per annum for 30 years starting February 6, 2003. The bonds mature if the Company or the bondholder exercises the following options:

-

Buy Option

:

the Company has the right to make early payment for all the Series B bonds on the 5th, 10th, 15th, 20th and 25th anniversaries of the bonds at 101% of the bonds’ nominal value.

-

Sell Option

:

the bondholder has the right to ask for early settlement from the Company at  100% of the bonds’ nominal value: 1) at any time, if the rating of the bonds decreases to idAA- or lower (Special Sell Option) or 2) on the 15th, 20th and 25th anniversaries of the bonds (Regular Sell Option).

•

Series C bonds amounting to Rp100,000 which bear interest at the fixed rate of 15.625% per  annum for the first year starting February 6, 2003 and floating rates for the succeeding years  until November 6, 2007. The floating rates are determined using the last interest rate for three-month period of Certificates of Bank Indonesia, plus 1.625% margin. The floating rates should have a maximum limit of 18.5% and a minimum limit of 15% per annum.

KSEI, acting as payment agent, shall pay interest on the bonds, as follows:

Series A and C

:

Starting February 6, 2003 and every quarter thereafter up to November 6, 2007

Series B

:

Starting February 6, 2003 and every quarter thereafter up to November 6, 2032

Buy Option

:

February 6, 2003 and every quarter thereafter up to November 6, 2007, 2012, 2017, 2022 and 2027

Sell Option

:

February 6, 2003 and every quarter thereafter up to November 6, 2017, 2022 and 2027

The bonds are neither collateralized by any specific Company assets nor guaranteed by other parties. All of the Company’s assets, except for the assets that have been specifically used as security to its other creditors, are used as pari-passu security for all of the Company’s other liabilities including the bonds.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

18.

BONDS PAYABLE (continued)

Second Indosat Bonds in Year 2002 with Fixed and Floating Rates (continued)

The proceeds of the bonds were used to repay the working capital loan from Mandiri and time loan facility from BCA.

Based on the bonds indenture, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

Based on the latest rating report released in April 2005, the bonds have an idAA+ (stable outlook) rating from Pefindo.

First Indosat Bonds in Year 2001 with Fixed and Floating Rates

On April 12, 2001, the Company issued its First Indosat Bonds in Year 2001 with Fixed and Floating  Rates (“First Indosat Bond”), with BRI as the trustee. The bonds, which consist of two series, have a total face value of Rp1,000,000 in Rp50 denomination and will mature on April 12, 2006.

The Series A bonds amounting to Rp827,200 bear interest at the fixed rate of 18.5% per annum for 5  years starting April 12, 2001. The Series B bonds amounting to Rp172,800 bear interest at the fixed rate of 18.5% per annum for the first year starting April 12, 2001 and floating rates for the succeeding years. The floating rates are determined using the average for 5 working days of the average 3-month rupiah time deposits with Mandiri, BCA, BNI and Danamon, plus a fixed premium of 2.25%.
The floating rates should have a maximum limit of 21% and a minimum limit of 16% per annum. KSEI, acting as payment agent, pays quarterly interest on the bonds starting July 12, 2001 until April 12, 2006.

The bonds are neither collateralized by any specific Company assets nor guaranteed by other parties. All of the Company’s assets, except for the assets that have been specifically used as security to its other creditors, are used as pari-passu security for all of the Company’s other liabilities including the bonds.

The proceeds of the bonds have been used for developing cellular business through a subsidiary (IM3), the Company’s domestic network, and internet and multimedia infrastructure; improving the service and quality of international direct dialing and related services; and increasing submarine cable capacity.

Based on the bonds indenture, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

Based on the latest rating report released in April 2005, the bonds have an idAA+ (stable outlook) rating from Pefindo.

Fourth Indosat Bonds in Year 2005 with Fixed Rate

On June 21, 2005, the Company issued its Fourth Indosat Bonds in Year 2005 with Fixed Rate (“Fourth Indosat Bond”), with BRI as the trustee. The bonds have a total face value of Rp815,000 in Rp50 denomination. The bonds bear interest at the fixed rate of 12.00% per annum, payable on a quarterly basis. The bonds will mature on June 21, 2011.

The bonds will mature if the Company exercises the following options:

•

Early Settlement Option

:

the Company has the right to make early payment for all the bonds on the 4th anniversary of the bonds at 100% of the bonds’ nominal value.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

18.

BONDS PAYABLE (continued)

Fourth Indosat Bonds in Year 2005 with Fixed Rate (continued)

•

Buy-back Option

:

after the 1st anniversary of the bonds, the Company has the right to buy back part or all of the bonds at market price.

The proceeds of the bonds are used for capital expenditure to expand the Company’s cellular network.

The bonds are not collateralized by any specific Company assets nor guaranteed by other parties and rank pari passu with other unsecured debts.

Based on the bonds indenture, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

The amortization of bonds issuance cost charged to operations amounted to Rp25 in 2005.

Based on the latest rating report released in April 2005, the bonds have an idAA+ (stable outlook) rating from Pefindo.

Indosat Syari’ah Ijarah Bonds in Year 2005 (“Syari’ah Ijarah Bonds”)

On June 21, 2005, the Company issued its Syari’ah Ijarah Bonds, with BRI as the trustee. The bonds have a total face value of Rp285,000 in Rp50 denomination. The bonds will mature on June 21, 2011.

Each bondholder is entitled to a fixed Ijarah return (“Cicilan Imbalan Ijarah”) amounting to Rp8,550, payable on a quarterly basis starting September 21, 2005 up to June 21, 2011.

The bonds will mature if the Company exercises the following options:

•

Early Settlement Option

:

the Company has the right to make early payment for all the bonds on the 4th anniversary of the bonds at 100% of the bonds’ nominal value.

•

Buy-back Option

:

after the 1st anniversary of the bonds, the Company has the right to buy back part or all of the bonds at market price.

The proceeds of the bonds are used for capital expenditure to expand the Company’s cellular network.

The bonds are not collateralized by any specific Company assets nor guaranteed by other parties.

Based on the bonds indenture, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

The amortization of bonds issuance cost charged to operations amounted to Rp9 in 2005.

Based on the latest rating report released in April 2005, the bonds have an idAA(sy)+ (stable outlook) rating from Pefindo.

Indosat Syari’ah Mudharabah Bonds in Year 2002 (“Syari’ah Bonds”)

On November 6, 2002, the Company issued its Syari’ah Bonds, with BRI as the trustee. The bonds have a total face value of Rp175,000 in Rp50 denomination and will mature on November 6, 2007.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

18.

BONDS PAYABLE (continued)

Indosat Syari’ah Mudharabah Bonds in Year 2002 (“Syari’ah Bonds”) (continued)

Each bondholder is entitled to a revenue-sharing income [Pendapatan Bagi Hasil (“PBH”)], which is determined on the basis of the bondholder’s portion (Nisbah) of the Shared Revenue (Pendapatan Yang Dibagihasilkan). Shared revenue refers to the operating revenue of Satelindo and IMM earned from their satellite and internet services, respectively. The bondholders’ portions (expressed in percentages) of the satellite and internet services revenue, are as follows:

Percentage (%)

Year

Satellite

Internet

1

6.91

10.75

2

6.91

9.02

3

6.91

7.69

4

6.91

6.56

5

6.91

5.50

Based on an agreement reached between the Company and the bondholders in the Syari’ah Bondholders’ General Meeting held on October 1, 2003, the shared revenue which previously referred to the operating revenue of Satelindo earned from its satellite services was changed to the operating revenue of the Company earned from the same services. The bondholders’ portions (expressed in percentages) of the Company’s satellite revenue also changed as follows:

Year

Percentage (%)

1

6.91

2

9.34

3

9.34

4

9.34

5

9.34

KSEI, acting as payment agent, shall pay quarterly the revenue-sharing income on the bonds starting February 6, 2003 until November 6, 2007.

The bonds are not collateralized by any specific Company assets nor guaranteed by other parties. All  of the Company’s assets, except for the assets that have been specifically used as a security to its other creditors, are used as pari-passu security for all of the Company’s other liabilities including the bonds.

The proceeds of the bonds replaced the Company’s internal funds used for the development of its cellular business through the acquisition of Satelindo.

Based on the bonds indenture, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

Based on the latest rating report released in April 2005, the bonds have an idAA(sy)+ (stable outlook) rating from Pefindo.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

18.

BONDS PAYABLE (continued)

Limited Bonds Issued by Lintasarta

In June 2003, Lintasarta entered into an agreement with its stockholders for the former to issue limited bonds amounting to Rp40,000. The limited bonds represent unsecured bonds which mature on June 2, 2006 and bear interest at the fixed rate of 16% per annum for the first year and floating rates for the succeeding years. The floating rates are determined using the average 3-month rupiah time deposit rates with Mandiri, BNI, BRI and BTN, plus a fixed premium of 3%. The floating rates should have a maximum limit of 19% and a minimum limit of 11% per annum. Lintasarta pays interest on the bonds quarterly starting September 2, 2003.

On September 26, 2003, Lintasarta obtained approval from Niaga on the issuance of the limited bonds (Note 17).

Convertible Bonds Issued by Lintasarta

At Lintasarta’s Stockholders’ Annual General Meeting held on March 21, 2002, the stockholders approved, among others, the declaration of cash dividend amounting to Rp25,300 or 37.5% of Lintasarta’s net income in 2001. Cash dividend paid on June 3, 2002 amounted to Rp4,149 (net of tax). The remaining dividend is distributed in the form of unsecured convertible bonds, which bear interest at the annual fixed rate of 19% and payable on a quarterly basis. The bonds will be converted into Lintasarta’s common stock at par value of Rp1,000,000 per share on the bonds’ maturity date on June 30, 2007.

On May 23, 2003, Lintasarta obtained approval from Niaga on the issuance of the convertible bonds (Note 17).

Based on the first amendment dated July 12, 2004 of the Convertible Bonds Agreement, the fixed interest rate of the convertible bonds issued by Lintasarta has been changed to become a floating rate. The floating rate is determined using the average rate for 6-month rupiah time deposits with Mandiri, BNI and BTN, plus a fixed premium of 3%. The floating rate should have a maximum limit of 19% and a minimum limit of 11%. The first amendment is effective starting July 1, 2004.

The scheduled principal payments of all the bonds payable outstanding as of June 30, 2005 are as follows:

Twelve months ended June 30,

2012 and

        2006

   2008

 2009

2011

thereafterTotal

In U.S. dollar

Guaranteed Notes *

Due 2010

(US$300,000)

-

-

-

     2,913,783

-

2,913,783

Due 2012

(US$250,000)

-

-

-

     -

2,428,250

2,428,250

Sub-total

-

-

-

2,913,783

2,428,2505,342,033

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

18.

BONDS PAYABLE (continued)

Twelve months ended June 30,

2012 and

        2006

   2008

 2009

2011

thereafterTotal

In rupiah

Third Indosat Bonds *

-

-

1,860,000

640,000

-2,500,000

Second Indosat Bonds *

-

875,000

-

-

200,000

1,075,000

First Indosat Bonds

1,000,000

-

-

-

-1,000,000

Fourth Indosat Bonds *

-

-

-

815,000

-

815,000

Syari’ah Ijarah Bonds *

-

-

-

285,000

-

285,000

Syari’ah Bonds

-

175,000

-

-

-175,000

Limited Bonds

of Lintasarta

30,436

-

-

-

-30,436

Sub-total

1,030,436

1,050,000

1,860,000

1,740,000200,0005,880,436

Convertible Bonds of Lintasarta which will be converted into Lintasarta’s shares of common stock

6,106

Total

11,228,575

Less:

-

unamortized notes issuance cost

(47,552)

-

unamortized bonds issuance cost

(34,514)

-

unamortized notes discount

(16,216)

Net

11,130,293

*  please refer to previous discussion on options for each bond/note

19.

CAPITAL STOCK

The Company’s capital stock ownership as of June 30, 2004 and 2005 is as follows:

2004

Number of

Percentage

Shares Issued

of Ownership

Stockholders

and Fully Paid

Amount

(%)

A Share

Government of the Republic

of Indonesia

1

-

-

B Shares

Indonesia Communications

Limited, Mauritius

2,171,250,000

217,125

41.94

Government of the Republic

of Indonesia

776,624,999

77,662

15.00

Directors:

Wahyu Wijayadi

27,500

3

0.00

Sutrisman

17,500

2

0.00

Hasnul Suhaimi

15,000

1

0.00

Widya Purnama

5,000

1

0.00

Others (each holding below 5%)

2,229,560,000

222,956

43.06

Total

5,177,500,000

517,750

100.00

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

19.

CAPITAL STOCK (continued)

2005

Number of

Percentage

Shares Issued

of Ownership

Stockholders

and Fully Paid

Amount

(%)

A Share

Government of the Republic

of Indonesia

1

-

-

B Shares

Indonesia Communications

Limited, Mauritius

2,171,250,000

217,125

41.01

Government of the Republic

of Indonesia

776,624,999

77,662

14.67

Commissioner:

Roes Aryawijaya

135,000

14

0.00

Directors:

Wahyu Wijayadi

252,500

25

0.01

Hasnul Suhaimi

240,000

24

0.01

Wityasmoro Sih Handayanto

200,000

20

0.00

Ng Eng Ho

169,000

17

0.00

Joseph Chan Lam Seng

90,000

9

0.00

Johnny Swandi Sjam

30,000

3

0.00

Raymond Tan Kim Meng

22,500

2

0.00

S. Wimbo S. Hardjito

2,500

-

0.00

Others (each holding below 5%)

2,345,606,500

234,561

44.30

Total

5,294,623,000

529,462

100.00

The “A” share is a special share held by the Government of the Republic of Indonesia and has special voting rights. The material rights and restrictions which are applicable to the “B” shares are also applicable to the “A” share, except that the Government may not transfer the “A” share, and it has a veto right with respect to  (i) amendment to the objective and purposes of the Company; (ii) increase of capital without pre-emptive rights; (iii) merger, consolidation and acquisition; (iv) amendment to the provisions regarding the rights of “A” share as stipulated in the Articles of Association; and (v) dissolution and liquidation of the Company.

Based on a letter dated December 30, 2002 from the Government of the Republic of Indonesia to the Chairman of BAPEPAM and a press release held by the Government on December 15, 2002, the Government through the Ministry of State-Owned Enterprises had entered into a Share Purchase Agreement dated December 15, 2002 with ICL and STT Communications Limited (“STTC”), the  sole  shareholder of ICL, for the sale of the Government’s 2,171,250,000 B shares (as restated) (representing 41.94%  ownership interest in 2004 or 41.01% ownership interest in 2005) in the Company to ICL. The closing date of the transaction was December 20, 2002.

Based on a letter from STT to the Chairman of BAPEPAM which was prepared in accordance with  BAPEPAM Regulations No. IX.H.1, “Open Company Takeover”, and No. X.M.1, “Disclosure Requirements for Certain Shareholders”, STT reported the above transaction to BAPEPAM. In addition, STT also reported to BAPEPAM the following matters, among others:

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

19.

CAPITAL STOCK (continued)

•

Based on an agreement dated December 15, 2002 between the Government of the Republic of Indonesia and ICL which expires in 3 years, ICL will not resell the Company’s shares within 3 years. Moreover, STTC was required to maintain at least 50.1% equity interest in ICL.

•

STT through ICL will support, along with the Government of Indonesia, the merger plan of Satelindo and IM3 into the Company.

•

The Government of the Republic of Indonesia agreed to vote together with ICL within one year on dividend distribution, amendment of the Articles of Association, merger, consolidation and acquisitions by the Company (where the consolidation will not affect the continuing business operations of the Company).

At the Company’s Stockholders’ Extraordinary Meeting held on December 27, 2002 the minutes of which were notarized under deed No. 42 of Rini Yulianti, S.H. (as a substitute notary of Poerbaningsih Adi Warsito, S.H.) on the same date, the stockholders approved to amend the Company’s Articles of Association relating to, among others, the right of the “A” share to appoint one director and one commissioner of the Company and to have the veto right with respect to the amendment to the provisions regarding the rights of “A” share as stipulated in the Articles of Association.

Based on a letter from ICL to the Company regarding a notification of pledge of shares with respect to shares of the Company, ICL informed the Company that ICL pledged all of its B Shares as collateral for a loan facility obtained by STTC from third parties.

Based on a resolution at the Company’s Stockholders’ Extraordinary Meeting held on March 8, 2004, the Stockholders approved, among others, to:

•

Split the nominal value of the Company’s A share and B shares from Rp500 to Rp100 per share, resulting in an increase in the number of authorized shares from 4,000,000,000 to 20,000,000,000 shares and in the number of issued and fully paid shares from 1,035,500,000 to 5,177,500,000 shares

•

Reclassify four A shares resulting from the stock split to B shares

•

Change the exercise price of ESOP Phase I (Note 20) from Rp7,837.2 to Rp1,567.4 (in full amounts) and increase the number of options by 5 times.

In connection with the exercise of ESOP Phase I commencing from August 1, 2004, 117,123,000 B shares have been issued as of June 30, 2005 (Note 20) at a total premium of Rp225,748.

20.

STOCK OPTIONS

At the Company’s Annual Stockholders’ General Meeting held on June 26, 2003, the stockholders resolved to, among others, issue 258,875,000 Company B shares (as restated, Note 19) in reserve which are equal to 5% of the Company’s issued and fully paid capital with nominal value of Rp100 per share (as restated) by implementing BAPEPAM Regulation No. IX.D.4, “Capital Increases Without Pre-emptive Rights”, which will be allocated to the employees through an Employee Stock Option Program (“ESOP”). The exercise price for ESOP Phase I is 90% of the average closing price of the Company’s shares within 25 consecutive exchange days in the regular market prior to the announcement for the above-mentioned Annual Stockholders’ General Meeting [i.e., Rp1,567.4 (in full amount, as restated)].

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

20.

STOCK OPTIONS (continued)

The ESOP will be distributed in two phases:

a.

Phase I: 50% of the ESOP shares or 129,437,500 stock options (as restated) will be distributed to the Company’s and its subsidiaries’ permanent employees and Boards of Directors and Commissioners from August 1, 2003 with one year vesting period. The exercise period for the options is one year commencing August 1, 2004.

b.

Phase II: 50% of the ESOP shares or 129,437,500 stock options will be distributed to the Company’s and its subsidiaries’ permanent employees and Boards of Directors and Commissioners from August 1, 2004 with one year vesting period. The exercise period for the options is one year commencing August 1, 2005.

At the Company’s Annual Stockholders’ General Meeting held on June 22, 2004, the stockholders resolved, among others, that the exercise price for ESOP Phase II is 90% of the average closing price of the Company’s shares within 25 consecutive exchange days in the regular market prior to the announcement for the 2004 Annual Stockholders’ General Meeting [i.e., Rp3,702.6 (in full amount)].  It is also resolved that the undistributed ESOP shares from ESOP Phase I will be reallocated for distribution in ESOP Phase II.

In 2004, the Company made an adjustment to decrease the compensation expense of ESOP Phase I as a result of options amounting to Rp3,609 being forfeited.

The total fair values of stock options under ESOP Phase I and Phase II are Rp55,932 and Rp155,681, respectively.

The fair values of stock options under ESOP Phase I and Phase II were computed by adopting the Black-Scholes option pricing model and applying the following assumptions:

Phase I

Phase II

Risk-free interest rate

10.00%

8.90%

Expected dividend yield

4.36%

3.50%

Expected volatility

36.50%

37.00%

Expected option period

2 years

2 years

In 2004, the Company recognized proportionate six months’ compensation expense relating to ESOP Phase I amounting to Rp29,770, while in 2005, the Company recognized  proportionate six months’ compensation expense relating to ESOP Phase II amounting to Rp77,840 as part of “Operating Expenses - Personnel” (Note 24).

Since 7,847,000 shares under ESOP Phase I were forfeited, based on the Directors’ Decree dated January 28, 2005, they were added to the total shares to be distributed in ESOP Phase II resulting in the number of shares allocated in ESOP Phase II to become 137,284,500 shares. The vesting period for the additional shares granted in ESOP Phase II is the same as that for the original ESOP Phase II, which is up to July 31, 2005.

As of June 30, 2005, the number of stock options under ESOP Phase I exercised by the employees is 117,123,000 shares (Note 19).

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

21.

OPERATING REVENUES - CELLULAR

This account consists of:

2004

2005

Usage charges

1,913,923

2,552,059

Features

959,751

1,305,076

Interconnection income

347,870

375,158

Connection fee

70,083

71,948

Monthly subscription charges

56,254

23,821

Others

22,148

75,803

Total

3,370,029

4,403,865

The above interconnection income includes interconnection income from related parties amounting to Rp271,274 and Rp245,756 in 2004 and 2005, respectively (Note 30).

22.

OPERATING REVENUES - FIXED TELECOMMUNICATION

The “Operating Revenues - Fixed Telecommunication” account represents the Company’s share of revenue from the following:

2004

2005

International calls

Incoming calls

495,372

342,207

Outgoing calls

406,757

232,582

Others

42,856

85,525

Total

944,985

660,314

Net settlements from other foreign telecommunications carriers of international telephone services amounted to Rp373,545 and Rp333,667 in 2004 and 2005, respectively.

Operating revenues - fixed telecommunication from related parties amounted to Rp526,904 and Rp226,191 in 2004 and 2005, respectively. These amounts represent 55.76% and 34.26% of total operating revenues - fixed telecommunication in 2004 and 2005, respectively (Note 30).

23.

OPERATING REVENUES - MIDI

This account consists of:

2004

2005

Related parties

Frame net

54,914

50,502

Application services

16,343

42,438

World link and direct link

34,644

35,904

Satellite lease

13,015

15,225

Leased line

4,651

10,421

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

23.

OPERATING REVENUES - MIDI (continued)

2004

2005

Internet

6,723

9,805

Digital data network

7,526

6,721

Packet net

6,330

3,024

Others

7,690

10,330

151,836

184,370

Third parties

Internet

119,859

178,383

Frame net

148,802

116,055

World link and direct link

105,747

91,521

Satellite lease

62,525

59,197

Digital data network

58,834

59,193

Leased line

35,057

59,024

Application services

9,445

16,183

TV link

5,126

10,650

Packet net

4,270

2,169

Others

23,712

43,320

573,377

635,695

Total

725,213

820,065

24.

OPERATING EXPENSES - PERSONNEL

This account consists of:

2004

(As Restated -

Note 4)

2005

Salaries

110,294

103,986

Incentives and other employee benefits

81,105

97,229

Bonuses

128,305

96,033

Employee income tax

77,931

   91,725

ESOP compensation expense (Note 20)

29,770

  77,840

Outsourcing

31,662         59,364 Postretirement healthcare benefit

24,067         44,644 Medical expense18,370         23,049 Pension (Note 29)17,461         14,154 Separation, appreciation and compensation expense

under Labor Law No. 13/2003 (Note 29)

5,908

     6,709

Others25,753         23,570

Total

550,626

 638,303

The personnel expenses capitalized to properties under construction and installation amounted to nil in 2004 and Rp14,991 in 2005.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

25.

OPERATING EXPENSES - ADMINISTRATION AND GENERAL

This account consists of:

2004

2005

Provision (reversal of allowance) for doubtful accounts

(26,597

)

68,102

Rent

39,909

45,962

Travel

25,544

37,817

Training, education and research

13,771

25,375

Insurance

16,855

16,735

Professional fees

35,629

16,313

Utilities

12,120

16,266

Communication

15,110

15,871

Public relations

5,296

10,972

Catering

12,501

10,577

Office supplies and stationery

7,088

7,228

Others

21,499

26,443

Total

178,725

297,661

26. OPERATING EXPENSES - COMPENSATION TO TELECOMMUNICATIONS CARRIERS AND SERVICE PROVIDERS

This account consists of compensation to telecommunications carriers and service providers, as follows:

2004

2005

Telkom

252,176

211,131

Other telecommunications carriers and service providers

15,375

8,155

Total

267,551

219,286

The compensation expenses consist of interconnection and other expenses of the Company.

Interconnection relates to the expenses for the interconnection between the Company’s telecommunications networks and those owned by Telkom or other telecommunications carriers.

Other expenses charged by Telkom relate to the billings for the use of circuit, infrastructure rental and billing processing services provided by Telkom (Note 30). Other expenses charged by other telecommunications carriers mainly consist of billings for the use of their circuits.

The Company, Satelindo and IM3 have interconnection arrangements with domestic and overseas operators (Notes 30, 36 and 37). The operating revenues from interconnection services are presented on a net basis, except for those which are based on tariff as stipulated by the Government (Note 2o). The details of interconnection revenues which are presented on a net basis and shown as part of Operating Revenues are as follows:

2004

2005

Domestic

Interconnection revenues

899,113

921,443

Interconnection charges

(519,658

)

(702,158)

Net

379,455

219,285

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

26. OPERATING EXPENSES - COMPENSATION TO TELECOMMUNICATIONS CARRIERS AND SERVICE PROVIDERS (continued)

2004

2005

Overseas

Revenues from international carriers

577,340

437,069

Charges from international carriers

(203,795

)

(103,402)

Net

373,545

333,667

27.

OPERATING EXPENSES - OTHER COSTS OF SERVICES

This account consists of:

2004

2005

Cost of SIM cards and pulse reload vouchers

145,927

189,028

Radio frequency license

153,612

180,430

Content provider

45,510

91,502

Rent

83,998

79,188

Utilities

48,893

61,232

Concession fee

46,920

59,739

Billing and collection

15,455

30,129

USO (Note 36)

33,124

26,986

Delivery and transportation

16,167

19,145

Communication network

11,447

10,069

Wartel (“Phone Kiosk”) commission

1,409

6,535

Insurance

9,778

6,366

Cost of software sold

31,724

-

Others

34,852

45,130

Total

678,816

805,479

28.

OTHER EXPENSES - FINANCING COST

This account consists of:

2004

2005

Interest on loans

540,090

586,228

Amortization of debts/bonds issuance cost (Notes 17 and 18)

8,239

8,381

Bank charges

1,575

736

Amortization of bonds discount (Note 18)

-

40

Total

549,904

595,385

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

29.

PENSION PLAN

The Company, Satelindo and Lintasarta have defined benefit and defined contribution pension plans covering substantially all of their qualified permanent employees.

Defined Benefit Pension Plan

The Company, Satelindo and Lintasarta provide defined benefit pension plans to their respective employees under which pension benefits to be paid upon retirement are based on the employees’ most recent basic salary and number of years of service. PT Asuransi Jiwasraya (“Jiwasraya”), a state-owned life insurance company, manages the plans. Pension contributions are determined by periodic actuarial calculations performed by Jiwasraya. The employees contribute 3% - 3.5% of their basic salary to the plans and the companies contribute any remaining amount required to fund their respective plans.

Based on an amendment dated December 22, 2000 of the Company’s pension plan, which was further amended on March 29, 2001, the benefits and premium payment pattern were changed.
Before the amendment, the premium was regularly paid annually until the plan would be fully funded and the benefits consisted of retirement benefit (regular monthly or lump-sum pension) and death insurance. In conjunction with the amendment, the plan would be fully funded after making installment payments up to January 2002 of the required amount to fully fund the plan determined as of  September 1, 2000. The amendment also includes an additional benefit in the form of thirteenth-month retirement benefit, which is payable annually 14 days before Idul Fitri (“Moslem Holiday”).

The amendment covers employees registered as participants of the pension plan as of
September 1, 2000 and includes an increase in basic salary pension by 9% compounded annually starting from September 1, 2001. The amendment also stipulates that there will be no increase in the premium even in cases of mass employee terminations or changes in marital status.

The total premium installments based on the amendment amounted to Rp355,000, which was paid on due dates.

In 2002, the Company made additional payments to Jiwasraya amounting to Rp20,433 for additional pension benefits which will be received by the directors when they retire.

On June 25, 2003, Satelindo entered into an agreement with Jiwasraya to amend the benefit and premium payment pattern of the former’s pension plan. The amendment covers employees registered as participants of the pension plan as of December 25, 2002 up to June 25, 2003. Other new conditions include the following:

•

An increase in pension basic salary at 6% compounded annually starting from December 25, 2002

•

Thirteenth-month retirement benefit, which is payable annually 14 days before Idul Fitri

•

An increase in periodic payment of retirement benefit at 6% compounded annually starting one year after receiving periodic retirement benefit for the first time

•

Profit sharing provided by Jiwasraya to Satelindo if the average annual interest rate of time deposits of government banks exceeds 15%. The profit sharing is determined by a formula agreed by both parties and is intended to increase the participants’ retirement benefit.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

29.

PENSION PLAN (continued)

Defined Benefit Pension Plan (continued)

On April 15, 2005, Lintasarta entered into an agreement with Jiwasraya to replace their existing agreement. Based on the new agreement, the benefits and premium payment pattern were changed. This agreement is effective starting January 1, 2005. The total premium installments based on the agreement amount to Rp61,623 which is payable in 10 annual installments starting 2005 until 2015.

The amendment covers employees registered as participants of the pension plan as of April 1, 2003. Other new conditions include the following:

•

An increase in basic salary pension by 3% compounded annually starting April 1, 2003.

•

An increase in periodic payment of retirement benefit at 5% compounded annually starting one year after receiving periodic retirement benefit for the first time.

•

Profit sharing provided by Jiwasraya to Lintasarta if the average annual interest rate of time deposits of government banks exceeds 15%. The profit sharing is determined by a formula agreed by both parties and is intended to increase the participants’ retirement benefit.

On May 2, 2005, Lintasarta entered into an agreement with Jiwasraya to amend the above agreement. The amendment covers employees registered as participants of the pension plan as of April 2, 2003 up to November 30, 2004 with additional total premium installments amounting to Rp1,653 which are payable in 10 annual installments starting 2005 until 2015.

The composition of the net periodic pension cost for the six months ended June 30, 2004 and 2005 is as follows:

2004

(As Restated -

Note 4)

2005

Interest cost

24,595

28,110

Service cost

17,329

20,415

Net amortization and deferral

2,814

427

Return on plan assets

(27,277

)

(34,798)

Net periodic pension cost

17,461

14,154

The net periodic pension cost for the pension plans for the six months ended June 30, 2004 (as restated) and 2005 was calculated based on the actuarial valuation as of December 31, 2004.

The actuarial valuation was prepared by an independent actuary, using the projected-unit-credit method and applying the following assumptions:

Annual discount rate

10%

Expected return on plan assets

10%

Annual rate of increase in compensation

9%

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

29.

PENSION PLAN (continued)

Defined Benefit Pension Plan (continued)

The funded status of the plans as of June 30, 2004 and 2005 is as follows:

2004

(As Restated

- Note 4)

2005

Projected benefit obligation

535,868

619,626

Plan assets at fair value

543,832

715,913

Excess of plan assets over projected benefit obligation

7,964

96,287

Unrecognized actuarial gain

124,260

81,749

Prepaid pension cost

132,224

178,036

Prepaid pension cost - net consists of:

2004

(As Restated -

Note 4)

2005

Prepaid pension cost of

the Company:

Current portion (presented as part of “Prepaid Expenses”)

25,737

22,905

Long-term portion

125,198

168,730

Accrued pension cost of

  Lintasarta

(18,711

)

(13,599)

Net

132,224

178,036

Plan assets as of June 30, 2004 and 2005 principally consisted of time deposits, debt securities, long-term investment in shares of stock and property.

Defined Contribution Pension Plan

In May 2001 and January 2003, the Company and Satelindo assisted their employees in establishing their respective employees’ defined contribution pension plans, in addition to the defined benefit pension plan as mentioned above. Starting June 2004, the Company also assisted ex-IM3’s employees in establishing their defined contribution pension plan. Under the defined contribution pension plan, the employees contribute 10% - 20% of their basic salaries while the Company does not contribute to the plans. Total contributions of the employees for the six months ended June 30, 2004 and 2005 amounted to Rp8,535 and Rp8,575, respectively. The plan assets are being administered and managed by seven financial institutions appointed by the Company and Satelindo, based on the choice of the employees.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

29.

PENSION PLAN (continued)

Defined Contribution Pension Plan (continued)

On June 20, 2000, the Ministry of Manpower issued Decree No. KEP-150/Men/2000 (“KEP-150”) regarding the settlement of work dismissal and determination of separation, appreciation and compensation benefits by companies. Subsequently, KEP-150 was revoked by Labor Law No. 13/2003 dated March 25, 2003. The Companies’ employees will receive the benefits under this new law at the minimum. For the six months ended June 30, 2004 and 2005, the benefits provided by the Companies in accordance with this law amounted to Rp5,908 (as restated) and Rp6,709, respectively. The accruals provided in 2004 and 2005 were determined on the basis of actuarial computations. Such benefits provided are included in Personnel Expenses in the consolidated statements of income.

30.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES

The details of the accounts and the significant transactions entered into with related parties (affiliates, unless otherwise indicated) are as follows:

Amount

  Percentage to Total Assets/Liabilities (%)

2004

2005

2004

2005

Cash and cash equivalents

State-owned banks (Note 5)

2,658,746

4,792,974

9.6514.86

Accounts receivable - trade

Telkom

444,115

248,283

1.61

0.77

PT Televisi Republik Indonesia

(Persero) (“TVRI”)

38,888

42,689

0.140.13StarHub Pte. Ltd. (“StarHub”),

Singapore

21,375

27,402

0.080.08

Singapore Telecommunications Ltd.

(“SingTel”), Singapore

30,945

25,219

0.11

0.08

State-owned banks

22,318

23,458

0.080.07

Telkomsel

88,087

20,396

0.320.06

PT Infokom Elektrindo

8,698

9,956

0.030.03

PT Pos Indonesia

9,516

9,632

0.030.03

PT Citra Sari Makmur (“CSM”)

5,939

5,849

0.020.02

Belgacom S.A.

12,086

5,581

0.040.02

Cable & Wireless Optus

(“Optus”), Australia

-

3,923

-

0.01

Philippine Globe Telecom

-

2,573

-

0.01

PT Telekomindo Selular

Raya

(“Telekomindo”)

-

2,426

-

0.01

PSN

-

1,823

-

0.01

Others

32,907

20,784

0.12

0.06

Total

714,874

449,994

2.581.39

Less allowance for doubtful accounts

127,510

146,951

0.46

0.46

Net

587,364

303,043

2.120.93

Prepaid expenses (as restated)

Jiwasraya

25,737

22,905

0.090.07

Kopindosat

-

8,969

-

0.03

Telkom

1,801

-

0.01

-

Others

1,019

3,012

0.000.01

Total

28,557

34,886

0.100.11

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

30.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

Amount

  Percentage to Total Assets/Liabilities (%)

2004

2005

2004

2005

Other current assets

State-owned banks

1,760

4,600

0.010.02

Others

545

-

0.00

-

Total

2,305

4,600

0.010.02

Due from related parties - net

Key management personnel

       31,056

    19,019

0.11

0.06

PT Yasawirya Indah Mega

Media (“YIMM”)

       10,413

     10,413

0.04

          0.03

                Kopindosat

2,239

6,197

0.010.02

       Telkomsel

       16,363

4,978

0.060.02

       Optus

       2,506

2,388

0.010.01

PT Yasawirya Tama Cipta (“YTC”)

       23,412

              -

0.08

-

PT Kalimaya Perkasa

    Finance (“Kalimaya”)

10,401

-

0.04

-

      Others

8,135

3,006

0.030.01

Total

104,525

46,001

0.380.15

Less allowance for doubtful accounts

45,383

12,487

0.14

0.04

Net

59,142

33,514

0.240.11

Long-term prepaid pension

(as restated)

Jiwasraya

125,198

168,730

0.450.52

Long-term advances

Kopindosat

27,744

7,529

0.100.02

Others

1,724

395

0.010.00

Total

29,468

7,924

0.110.02

Non-current assets - others

State-owned banks

15,748

10,231

0.060.03

Telkom

28,182

-

0.10

-

Others

3,648

-

0.01

-

Total

47,578

10,231

0.170.03

Short-term loans

Mandiri

3,524

-

0.02

-

Accounts payable - trade

Telkom

2,453

7,750

0.02

0.04

Others

5,199

5,384

0.030.03

Total

7,652

13,134

0.050.07

Procurement payable

Kopindosat

6,465

49,774

0.040.26

PT Industri Telekomunikasi Indonesia

26,625

17,562

0.17

0.09

Total

33,090

67,336

0.210.35

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

30.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

Amount

  Percentage to Total Assets/Liabilities (%)

2004

2005

2004

2005

Dividend payable

ICL

316,902

334,872

2.061.76

Government of the Republic

of Indonesia

113,341

119,779

0.740.63

Others

-

7,484

-

0.04

Total

430,243

462,135

2.802.43

Accrued expenses (as restated)

      Ministry of Communications and

Information Technology (formerly

“Ministry of Communications”)

283,406

152,854

1.840.80

               Key management personnel

68,154

53,027

0.44

0.28

 Kopindosat

-

24,575

-

0.13

      Jiwasraya

18,711

13,599

0.120.07

      Telkom

2,399

3,495

0.020.02

      State-owned banks

8,795

-

0.06

-

      Others

1,388

31,385

0.010.17

Total

382,853

278,935

2.491.47

Due to related parties

Telkom

201

25,745

0.00

0.14

State-owned banks

-

2,178

-

0.01

Kopindosat

5,397

1,530

0.040.01

PT Pos Indonesia

-

1,006

-

0.01

Sing Tel

2,720

-

0.02

-

TVRI

2,262

-

0.01

-

Others

5,192

3,753

0.030.02

Total

15,772

34,212

0.100.19

Loans payable (including current

maturities)

      State-owned banks

1,009,764

627,683

6.553.30

Other non-current liabilities

Ministry of Communications and

Information Technology

145,991

145,991

0.950.77

Telkom

1,635

-

0.01

-

Total

147,626

145,991

0.960.77

Percentage to Respective

Income or Expenses

Amount

(%)

2004

2005

2004

2005

Operating revenues

Telkom

651,601

431,855

12.847.34

State-owned banks

85,165

88,640

1.68

1.51

Telkomsel

143,118

44,943

2.820.76

StarHub

5,127

10,222

0.100.17

PT Infokom Elektrindo

8,116

8,826

0.160.15

Lembaga Kantor Berita Negara Antara

8,504

8,546

0.170.15

Sing Tel

7,335

7,547

0.140.13

Belgacom S.A.

14,202

4,794

0.280.08

CSM

3,267

4,279

0.060.07

PT Angkasa Pura

2,483

3,227

0.050.05

PT Garuda Indonesia

1,901

1,825

0.040.03

PSN

2,810

1,701

0.060.03

Optus

1,416

-

0.03

-

Others

17,942

39,912

0.350.68

Total

952,987

656,317

18.7811.15

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

30.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

Percentage to Respective

Income or Expenses

Amount

(%)

2004

2005

2004

2005

Operating expenses

Personnel (as restated)

Key management personnel

72,840

70,484

2.181.78Jiwasraya17,46114,1540.520.36Others36,19530,2581.080.76

Total

126,496

114,896

3.782.90

Administration and general

Kopindosat

2,968

24,358

0.090.61

PT Usaha Gedung Bank Dagang

Negara (“UGBDN”)

2,248

1,624

0.070.04

Kantor Pos dan Giro Besar I

175

31

0.01

0.00

Total

5,391

26,013

0.170.65

Compensation to telecommunications

carriers and

service providers

Telkom

252,176

211,131

7.555.32

Others

794

2,146

0.020.05

Total

252,970

213,277

7.575.37

Leased circuits

PT Indonesia Comnet Plus (“Comnet“)

6,679

16,361

0.200.41Sing Tel7,22610,5090.220.26

StarHub

919

3,564

0.030.09

Total

14,824

30,434

0.450.76

Other costs of services

Ministry of Communications and

Information Technology

233,656

267,155

6.996.73

Pemda DKI Jakarta

1,012

12,238

0.030.31

Others

5,662

14,064

0.170.35

Total

240,330

293,457

7.197.39

Other income

Interest income

State-owned banks

30,494

10,176

(5.35

)(1.33)

The following are the significant agreements/transactions with related parties:

a.

State-owned banks

The Companies place a substantial amount of their cash and cash equivalents in various state-owned banks. Interest rates on these placements are comparable to those offered by third-party banks.

The Company and Sisindosat also obtained loans from Mandiri and BNI (Note 17).

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

30.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

b.

Telkom

(1)

a.

International telecommunications services

The Company and Satelindo have an agreement with Telkom, a majority state-owned local telecommunications services company, for the provision of international telecommunications services to the public. The principal matters covered by the agreement are as follows:

•

Telkom provides the local network for customers to make or receive international calls. The Company and Satelindo provide the international network for the customers. The international telecommunications services include international calls, telex, telegram, packet net, TV link, frame net, etc.

•

The Company, Satelindo and Telkom are responsible for their respective telecommunications facilities.

•

Telkom handles customer billing and collection, except for leased circuits and public phones located at the international gateways. The Company and Satelindo pay Telkom 1% of the collections made by Telkom, plus the billing process expenses which are fixed at Rp41 per record of outgoing call up to December 31, 2001 and Rp82 per record of outgoing call starting January 1, 2002, as compensation for billing processing (Note 26).

•

The compensation arrangement for the services provided is based on interconnection tariffs (Note 36) determined by the Ministry of Communications.

Receivables from Telkom are settled according to payments received by Telkom from the respective customers. These receivables are non-interest bearing.

Under a cooperation agreement with Telkom, the compensation of Telkom relating to leased circuit/channel services, such as world link and bit link, is calculated at 15% of the Company’s collected revenues from such services.

The Company and Satelindo also lease circuits from Telkom to link Jakarta, Medan and Surabaya.

b.

Cellular Services

Satelindo and IM3 also have an agreement with Telkom for the interconnection of Satelindo’s and IM3’s GSM mobile cellular telecommunications network with Telkom’s Public Switched Telephone Network (“PSTN”), enabling Satelindo’s and IM3’s customers  to make outgoing calls to or receive incoming calls from Telkom’s customers. The interconnection tariffs are determined by the Ministry of Communications (Note 36).

(2)

In 1994, Satelindo entered into a Land Transfer Agreement with Telkom for the transfer of Telkom’s rights to use 134,925 square meters of land located at Daan Mogot, West Jakarta, where Satelindo’s earth control station is currently situated. The Land Transfer Agreement enables Satelindo to use the land for a period of 30 years from the date of the agreement, for a price equivalent to US$40,000 less Rp43,220, and could be extended based on mutual agreement. This agreement was subsequently superseded by Land Rental Agreement dated December 6, 2001, under the same terms as those of the Land Transfer Agreement, except for a provision fixing the exchange rate in the conversion of the outstanding balance of the price which was paid in 2001.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

30.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

b.

Telkom (continued)

(3)

In 1999, Lintasarta entered into an agreement with Telkom, whereby Telkom agreed to lease transponder to Lintasarta. This agreement has been amended several times, the latest amendment of which is based on the fourth amendment agreement dated April 8, 2005. Transponder lease expense charged to operations amounted to Rp8,016 in 2004 and Rp4,125 in 2005 which are presented as part of “Operating Expenses - Compensation to Telecommunications Carriers and Service Providers”.

The following is a summary of the significant transactions between the Companies and Telkom:

Percentage to Respective

Amount

Income or Expenses (%)

2004

2005

2004

2005

Net operating revenues

651,601

431,855

12.847.34

Operating expenses

252,176

211,131

7.55

5.32

c.

Telkomsel

The Company, Satelindo and IM3 have interconnection transactions with Telkomsel, a subsidiary of Telkom, under a contractual sharing agreement which provides the following:

•

The Company’s and Satelindo’s international gateway exchanges are interconnected with Telkomsel’s GSM mobile cellular telecommunications network to make outgoing or receive incoming international calls through the Company’s and Satelindo’s international gateway exchanges.

•

The Company and Satelindo receive as compensation for the interconnection, a portion of Telkomsel’s revenues from the related services that are made through the Company’s and Satelindo’s  international gateway exchanges.

•

Satelindo and IM3 also have agreements with Telkomsel for the interconnection of Satelindo’s and IM3’s GSM mobile cellular telecommunications network with Telkomsel’s network, enabling Telkomsel’s customers to make calls to or receive calls from Satelindo’s and IM3’s customers.

•

The agreements are renewable annually.

Interconnection revenues earned from Telkomsel for the six months ended June 30, 2004 and 2005 amounted to Rp351,903 and Rp341,708, respectively, which are net of interconnection charges amounting to Rp119,193 and Rp23,653 respectively.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

30.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

d.

Jiwasraya

Jiwasraya is a state-owned life insurance company that provides services to the Companies in managing the Companies’ pension plans.

e.

Key Management Personnel

The amounts due from key management personnel represent portions of housing and transportation allowances which were given in advance by the Company to its employees and transformation incentive (incentive given to employees to encourage them to adapt to the transformation of the business of the Company from fixed line international provider to cellular operator) which is amortized over the average remaining service period of the employees.
The prepaid/unamortized portions of housing and transportation advances and transformation incentives which were given to key management personnel in 2004 and 2005 amounted to Rp31,056 and Rp19,019, respectively, and are presented as part of “Due from Related Parties”, while those given to non-key management personnel amounting to Rp2,362 and Rp2,794 as of June 30, 2004 and 2005 are presented as part of “Accounts Receivable - Others” for the current portion, and Rp131,233 and Rp125,654 as of June 30, 2004 and 2005, respectively, as “Long-term Receivables” for the long-term portion.

f.

Kopindosat

Kopindosat is a cooperative established by the Company’s employees to engage in various activities from which it earns revenues, such as providing housing and car loans and other consumer loans principally to the Company’s employees, as well as car, house and equipment rental and other services principally to the Company.

Kopindosat and certain of its subsidiaries are under the supervision of the Company’s management. The Company also seconded several of its employees on a temporary basis to support Kopindosat and its subsidiaries in conducting their businesses and to provide managerial training for the Company’s employees. In addition, the Company provides Kopindosat and certain of its subsidiaries some office spaces in its buildings for use in their businesses.

As of  June 30, 2004 and 2005, Kopindosat has investments in the following entities:

Equity Interest (%)

PT Puri Perkasa Farmindo

95.00

PT Duta Sukses Utama

90.00

PT Mutiara Data Caraka Lintas

15.00

Lintasarta

0.66

Sisindokom (formerly Sisindosat)

0.53

IMM

0.50

Kopindosat distributes annually to the Company’s employees a portion of its profit earned during the preceding fiscal year. The Company initially makes the distribution (charged to a receivable account) to the employees and is subsequently reimbursed by Kopindosat. The timing of such reimbursement, which has historically occurred within the year of distribution, is subject to negotiations between the Company and Kopindosat. The receivable is non-interest bearing.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

30.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

f.

Kopindosat (continued)

Due to the merger of the Company and Satelindo (Note 1e), Kopindosat and Koperasi Karyawan Satelindo Antariksa, a cooperative established by Satelindo’s employees, agreed to merge on March 2, 2004 with Kopindosat as the surviving entity.

g.

PSN

In 1997, Satelindo entered into an operation agreement with PSN, an investee of Telkom, in respect of the Palapa-C satellites. In accordance with the agreement, Satelindo agreed to operate and control the Palapa-C satellites through Satelindo’s Master Control Station (“MCS”) located at Daan Mogot, West Jakarta. Under the agreement, PSN shall pay an annual operation fee of US$323 to Satelindo. The operation fee is payable in quarterly installments.

The agreement was amended in 1999 relating to the de-orbit of one of the satellites.

h.

GLP

In 1997, GLP (an associated company) issued a promissory note amounting to US$10,000 payable to PT Asuransi Jasa Indonesia, which note was subsequently arranged to be made payable to PT Rekasaran Utama on the maturity date of the note in 1997. The note was secured by a corporate guarantee issued by Sisindosat.

As a result of the economic condition in Indonesia (Note 40), GLP could no longer pay the note. As guarantor, Sisindosat had become liable for the payment of the note. At the Extraordinary Meeting of the Stockholders of GLP in 1998, the stockholders approved that Sisindosat be entitled to take custody of the office building when GLP defaulted in the payment of the note. Based on a negotiable promissory note agreement in 1999, the note was settled from the proceeds of a loan acquired by Sisindosat from the Company and Sisindosat’s guarantee was released.

Sisindosat provided an allowance for possible loss from the non-collection of this loan receivable and related interest in 2002 and 2003, after considering GLP’s financial position. GLP was sold in 2004 (Note 9).

The management believes that the allowance provided on accounts receivable - trade and others from related parties is adequate to cover possible loss from uncollectible accounts.

The relationship and nature of account balances/transactions with other related parties are as follows:

Nature of Account

No.

Related Parties

Relationship

Balances/Transactions

1.

TVRI

Affiliate

Operating revenues - MIDI and

marketing expenses

(advertising)

2.

StarHub

Affiliate

Operating revenues -

international calls

3.

Sing Tel

Affiliate

Operating revenues - cellular and

international calls

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

30.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

Nature of Account

No.

Related Parties

Relationship

Balances/Transactions

4.

 PT Infokom Elektrindo

Affiliate

Operating revenues - cellular,

international calls and MIDI

5.

PT Pos Indonesia

Affiliate

Operating revenues - MIDI

6.

CSM

Affiliate

Operating revenues - MIDI

7.

Optus

Affiliate

Operating revenues - cellular and

international calls

8.

Telekomindo

Affiliate

Operating revenues - cellular and

international calls

9.

PT Garuda Indonesia

Affiliate

Operating revenues - MIDI

10.

Mobisel

Affiliate

Operating revenues - cellular and

international calls

11.

Ministry of Communication and

Information Technology

Government agency

Operating revenues - MIDI and

concession fee

12.

YIMM

Associated company

Interest-bearing loan

13.

Kalimaya

Associated company

Interest-bearing loan

14.

Comnet

Affiliate

Other cost of services - rent of

transmission channel

15.

PT Industri Telekomunikasi

Indonesia

Affiliate

Procurement payable

16.

Lembaga Kantor Berita

Negara Antara

Affiliate

Operating revenues - MIDI

17.

Belgacom S.A.

Affiliate

Operating revenues - cellular and

international calls

18.

PT Angkasa Pura

Affiliate

Operating revenues - MIDI

19.

UGBDN

Affiliate

Rent expense

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

31.

EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

2004

(As Restated -

Note 4)

2005

Numerator for basic and diluted earnings per share

Net income

823,910

786,326

Denominator - number of shares

Denominator for basic earnings per share

Weighted-average number of shares outstanding

during the period including effect of exercise of

ESOP Phase I

5,177,500,000

5,230,709,735

Dilutive effect of ESOP (Note 20)

Phase I

42,688,386

-

Phase II

-

24,328,237

Denominator for diluted earnings per share

5,220,188,386

5,255,037,972

Basic earnings per share

159.13

150.33

Diluted earnings per share

157.83

149.63

32.

DISTRIBUTION OF INCOME AND APPROPRIATION OF RETAINED EARNINGS

At the Company’s Annual Stockholders’ General Meeting held on June 22, 2004, the stockholders resolved to, among others:

a.

Approve the utilization of 2003 net income as follows:

-

51% for reinvestment and working capital

-

1% for reserve fund

-

48% for dividend or Rp145.55 per share

a.

Pay the dividend on July 29, 2004, except payment of dividend for the Government which would be paid in accordance with the prevailing laws and regulations.

At the Company’s Annual Stockholders’ General Meeting held on June 8, 2005, the stockholders resolved to, among others:

a.

Approve the utilization of 2004 net income as follows:

-

50% for reinvestment and working capital

-

1%  for reserve fund

-

49%  for dividend or Rp154.23 per share

a.

Pay the dividend on July 15, 2005, except payment of dividend for the Government which will be paid in accordance with the prevailing laws and regulations.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

33.

DERIVATIVES

The Company’s overall treasury and funding policies focus on managing financial risks, including interest rate and foreign exchange risks, and on cost-efficient funding. The Company does not enter into derivative financial instruments for trading purposes.

During 2004 and 2005, the Company entered into several swap contracts. Listed below is information related to the contracts and their fair values as of June 30, 2004 and 2005:

Cross Currency Swap:

                  Fair Value (Rp)

Notional

             2004

2005

Amount

(US$)

Receivable

Payable

ReceivablePayable

a. Goldman Sachs Capital Market, L.P.,

New York (“GSCM”)

(1)

50,000

-

96,431

--

b. GSCM (1)

25,000

-

44,476

--

c. GSCM (1)

25,000

-

82,874

--

d. Standard Chartered Bank, Jakarta

Branch

25,000

-

4,394

4,084-

e. GSCM (2)

100,000

-

-

--

f.  JPMorgan Chase Bank, Singapore

Branch

 (“JPMorgan”)

25,000

-

-

-9,657

g. Goldman Sachs International (“GSI”)

100,000

-

-

17,831-

h. GSI

25,000

-

-

-13,840

Sub-total

-

228,175

21,91523,497

Interest Rate Swap:

                  Fair Value (Rp)

Notional

             2004

2005

Amount

(US$)

Receivable

Payable

ReceivablePayable

i.  Barclays Capital, London

 (“Barclays”)

(3)

50,000

-

36,071

--

j.  ABN AMRO Bank, N.V., London

Branch (“ABN”) (4)

25,000

-

13,613

--

k. GSCM (1)

25,000

-

8,306

--

l.  ABN (4)

25,000

-

697

--

m.The Hongkong and Shanghai

Banking Corporation Limited,

Jakarta Branch (“HSBC“)(2)

25,000

-

1,017

--

n. ABN (2)

50,000

-

-

--

Sub-total

-

59,704

--

Total

-

287,879

21,91523,497

(1)

terminated in 2004

(2)

terminated in May 2005

(3)

terminated in April 2005

(4)

terminated in January 2005

The net change in fair value of the swap contracts totalling Rp295,037 and Rp44,104 in 2004 and 2005, respectively, is presented as “Loss on Change in Fair Value of Derivatives - Net” under Other Income (Expenses) in the consolidated statements of income. “Derivative Assets” is presented under current assets amounting to Rp21,915 as of June 30, 2005 and “Derivative Liabilities” is presented under current liabilities amounting to Rp287,879 and Rp23,497 as of June 30, 2004 and 2005, respectively.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

33.

DERIVATIVES (continued)

The following are the details of the swap contracts:

Cross Currency Swap Contracts

a.

On January 20, 2004, the Company entered into a cross currency swap contract with GSCM. Based on the contract, the Company would swap, at the final exchange date (termination date)
on October 30, 2010, a total of Rp419,400 for US$50,000 minus Contingent Notional Amount. The Contingent Notional Amount would be computed based on 12-month LIBOR rate.
The contract provided for the Company to make semi-annual payments, every April 30 and October 30 up to the termination date, at 12-month U.S. dollar LIBOR plus 2.125% (subject to a maximum of 3.64%) per annum if the 12-month U.S. dollar LIBOR was equal to or less than 5.90%. Otherwise, the semi-annual payments would be at 12-month U.S. dollar LIBOR plus 2.125% per annum. Total swap cost in 2004 amounting to Rp11,216 is presented as part of “Loss on Change in Fair Falue of Derivatives - Net” under Other Income (Expenses).

Based on the contract, as of June 30, 2004, the Company had transferred margin deposit to  GSCM’s account amounting to US$10,250 which amount was charged to restricted cash, a component of “Other Non-current Assets” account.

This contract was terminated on August 9, 2004. Based on the termination confirmation, the Company should pay US$2,340 to GSCM for the termination payment and to roll over the US$2,340 outstanding balance under the contract into the new cross currency swap contract  (Note 33e).

b.

On February 20, 2004, the Company entered into a cross currency swap contract with GSCM. Based on the contract, the Company would swap, at the final exchange date (termination date) on October 30, 2010, a total of Rp210,000 for US$25,000 minus Contingent Notional Amount.
The Contingent Notional Amount would be computed based on 12-month LIBOR rate.
The contract provided for the Company to make semi-annual payments, every April 30 and October 30 up to the termination date, at 12-month U.S. dollar LIBOR plus 1.75% (subject to a maximum of 3.65%) per annum if the 12-month U.S. dollar LIBOR was equal to or less than 6.20%. Otherwise, the semi-annual payments would be at 12-month U.S. dollar LIBOR plus 1.75% per annum. Total swap cost in 2004 amounting to Rp5,452 is presented as part of “Loss on Change in Fair Falue of Derivatives - Net” under Other Income (Expenses).

Based on the contract, as of June 30, 2004, the Company had transferred margin deposit to GSCM’s account amounting to US$4,750 which amount was charged to restricted cash, a component of “Other Non-current Assets” account.

This contract was terminated on August 9, 2004. Based on the termination confirmation, the Company should pay US$1,020 to GSCM for the termination payment and to roll over the US$1,020 outstanding balance under the contract into the new cross currency swap contract
(Note 33e).

c.

On March 31, 2004, the Company entered into a cross currency swap contract with GSCM. Based on the contract, the Company would swap, at the final exchange date (termination date) on October 30, 2010, a total of Rp211,250 for US$25,000 minus Contingent Notional Amount.
The Contingent Notional Amount would be computed based on 12-month LIBOR rate.
The contract provided for the Company to make semi-annual payments, every April 30 and
October 30 up to the termination date, at 12-month U.S. dollar LIBOR plus 0.95% per annum. Total swap cost in 2004 amounting to Rp4,537 is presented as part of “Loss on Change in Fair Falue of Derivatives - Net” under Other Income (Expenses).

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

33.

DERIVATIVES (continued)

Cross Currency Swap Contracts (continued)

Based on the contract, as of June 30, 2004, the Company had transferred margin deposit to GSCM’s account amounting to US$9,000 which amount was charged to restricted cash, a component of “Other Non-current Assets” account.

This contract was terminated on August 9, 2004. Based on the termination confirmation, the Company should pay US$4,140 to GSCM for the termination payment and to roll over the US$4,140 outstanding balance under the contract into the new cross currency swap contract (Note 33e).

d.

On April 23, 2004, the Company entered into a cross currency swap contract with Standard Chartered Bank, Jakarta Branch. Based on the contract, the Company will swap at the final exchange date (termination date) on November 5, 2008, a total of Rp214,625 for US$25,000.
The contract provides for the Company to make semi-annual payments, every May 5 and November 5 up to the termination date, at 6-month U.S. dollar LIBOR plus 2.60% per annum. Total swap cost amounting to Rp1,947 and Rp5,995 in 2004 and 2005, respectively, is presented as part of “Loss on Change in Fair Value of Derivatives - Net” under Other Income (Expenses).

e.

On August 9, 2004, the Company entered into a new cross currency swap contract with GSCM to roll over the outstanding balance under its 3 previous cross currency swap contracts with GSCM (Notes 33a, 33b and 33c above). Based on the contract, the Company would swap at termination date on November 5, 2010, a total of Rp840,650 for US$100,000. The contract provided for
the Company to make semi-annual payments, every May 5 and November 5, up to termination date, at  6-month  U.S. dollar   LIBOR  plus  2.62%   per   annum. Total   swap  cost  amounting  to Rp29,142 in 2005 is presented as part of “Loss on Change in Fair Value of Derivatives - Net” under Other Income (Expenses).

On May 13, 2005, the Company terminated its cross currency swap contract with GSCM. Based on the termination confirmation, the Company was required to make termination payment in the amount of US$11,750 (equivalent to Rp111,508). The payment was made on May 16, 2005.

f.

On November 5, 2004, the Company entered into a cross currency swap contract with JPMorgan. Based on the contract:

•

If the spot rate at termination date is less than Rp14,000 to US$1 (in full amounts), the Company will swap at the final exchange date (termination date) on November 5, 2010, a total of Rp225,000 for US$25,000.

•

If the spot rate at termination date is higher than Rp14,000 to US$1 (in full amounts), the Company will swap at the final exchange date (termination date) on November 5, 2010, a certain rupiah amount [i.e., equivalent to US$25,000 multiplied by exchange rate of Rp9,000 (in full amount) plus the excess of actual spot rate over Rp14,000 (in full amount)] for US$25,000.

The contract provides for the Company to make semi-annual payments, every May 5 and November 5, up to termination date, at the fixed rate of 5% per annum of Rp225,000. Total swap cost amounting to Rp5,687 in 2005 is presented as part of “Loss on Change in Fair Value of Derivatives - Net” under Other Income (Expenses).

The contract provides early termination option for JPMorgan and the Company on
November 5, 2008 or November 5, 2009.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

33.

DERIVATIVES (continued)

Cross Currency Swap Contracts (continued)

b.

On May 13, 2005, the Company entered into a cross currency swap contract with GSI. Based on the contract which is effective starting May 5, 2005, the Company will swap at termination date on November 5, 2010, a total of Rp832,250 for US$100,000. Based on the contract, the Company will make semi-annual payments, every May 5 and November 5 up to termination date, at (i) fixed rate of 6.96% for US$50,000 and at (ii) 6-month U.S. dollar LIBOR plus 2.62% per annum for US$50,000 and will receive (i) semi-annual payments in the amount of 6-month U.S. dollar LIBOR per annum multiplied by US$11,750 during the period May 13, 2005 through May 13, 2008 and (ii) the amount of US$11,750 on May 13, 2008.

c.

On May 13, 2005, the Company entered into a cross currency swap contract with GSI which is effective starting May 5, 2005. Based on the contract:

•

If the Company determines rupiah/US$ fixing rate at any time during the period from May 13, 2005 up to December 2, 2005, the Company will swap at the final exchange date (termination date) on November 5, 2010, a certain rupiah amount (i.e., equivalent to US$25,000 multiplied by the determined rupiah/US$ fixing rate).

•

If the Company does not determine rupiah/US$ fixing rate, the Company will swap at the final exchange date (termination date) on November 5, 2010, a fixed rupiah amount (equivalent to US$25,000 multiplied by rupiah/US$ fixing rate provided by calculation agent based on prevailing rupiah/US$ spot rate). Such rupiah/US$ fixing rate should always be capped at the maximum of Rp12,000 (in full amount).

The contract provides for the Company to make semi-annual payments, every May 5 and November 5 up to termination date, at the fixed rate of 4.30% per annum of US$25,000.

Interest Rate Swap Contracts

b.

On February 10, 2004, the Company and Barclays entered into an interest swap contract with a notional amount of US$50,000. Based on the contract, the Company agreed to pay at floating rate, in semi-annual intervals, every May 5 and November 5 up to the termination date on November 5, 2010, 6-month U.S. dollar LIBOR plus 0.45% (subsequently changed to 1.33%*), in exchange for 7.75% per annum, times the actual number of days in which the 6-month U.S. dollar LIBOR was to be located in the pre-determined annual (subsequently changed to semi-annual*) range. The range was to be predetermined annually (subsequently changed to semi-annually*) up to 2010 and would take effect on May 5 (subsequently changed to May 5 and November 5*) of each year. The swap income arising from this transaction amounting to Rp10,512 in 2004 is presented as part of “Loss on Change in Fair Value of Derivatives - Net” under Other Income (Expenses).

The contract provided early termination option for Barclays, every May 5 and November 5, commencing on May 5, 2006 up to termination date.

On April 15, 2005, the Company terminated its interest rate swap contract with Barclays. Based on the termination confirmation, the Company was required to make termination payment in the amount of US$3,880 (equivalent to Rp37,124). The payment was made on April 21, 2005.

* effective on September 15, 2004

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

33.

DERIVATIVES (continued)

Interest Rate Swap Contracts (continued)

c.

On April 19, 2004, the Company and ABN entered into an interest swap contract with a notional amount of US$25,000. Based on the contract, the Company agreed to pay at floating rate, in semi-annual intervals, every May 5 and November 5 up to termination date on November 5, 2008, 6-month U.S. dollar LIBOR plus 0.25%, in exchange for 7.75% per annum times the actual number of days on which the 6-month U.S. dollar LIBOR was less than the upper limit. The upper limit was to be pre-determined semi-annually up to 2008 and would take effect on May 5 and November 5 of each semester. The swap income arising from this transaction amounting to Rp2,241 in 2004 is presented as part of “Loss on Change in Fair Value of Derivatives - Net” under Other Income (Expenses).

The contract allowed ABN to terminate the contract, every May 5 and November 5, commencing on May 5, 2006.

On January 20, 2005, ABN preterminated this contract (Note 33n).

d.

On April 26, 2004, the Company and GSCM entered into an interest swap contract with a notional amount of US$25,000. Based on the contract, the Company agreed to pay at floating rate, in semi-annual intervals, every April 30 and October 30 up to the termination date on October 30, 2010, 6-month U.S. dollar LIBOR minus 0.25% (subject to a maximum of 7.64%) plus a Contingent Spread, in exchange for 7.75% per annum. The Contingent Spread was to be pre-determined semi-annually up to 2010 and would take effect on April 30 and October 30 of each semester. The swap income arising from this transaction amounting to Rp2,263 in 2004 is presented as part of “Loss on Change in Fair Value of Derivatives - Net” under Other Income (Expenses).

Based on the contract, as of June 30, 2004, the Company had transferred margin deposit to GSCM’s account amounting to US$1,000 which amount was charged to restricted cash, a component of “Other Non-current Assets” account.

The contract provided early termination option for GSCM, every April 30 and October 30, commencing on October 30, 2004 up to October 30, 2008.

On October 30, 2004, GSCM terminated this contract.

e.

On May 6, 2004, the Company and ABN entered into an interest swap contract with a notional amount of US$25,000. Based on the contract, the Company agreed to pay at floating rate, in annual intervals, every November 5 up to termination date on November 5, 2006, 12-month U.S. dollar LIBOR plus 3.50% in exchange for 7.75% per annum. The swap income arising from this transaction amounting to Rp464 in 2004 is presented as part of “Loss on Change in Fair Value of Derivatives - Net” under Other Income (Expenses).

On January 20, 2005, ABN preterminated this contract (Note 33n).

f.

On May 7, 2004, the Company and HSBC entered into an interest swap contract with a notional amount of US$25,000. Based on the contract, the Company agreed to pay at floating rate, in annual intervals, every November 5 up to the termination date on November 5, 2006, 12-month U.S. dollar LIBOR plus 3.50% in exchange for 7.75% per annum. The swap income arising from this transaction amounting to Rp515 and Rp9,174 in 2004 and 2005, respectively, is presented as part of “Loss on Change in Fair Value of Derivatives - Net” under Other Income (Expenses).

On May 12, 2005, the Company terminated its interest rate swap contract with HSBC. Based on the termination confirmation, the Company was required to make termination payment in the amount of US$1,060 (equivalent to Rp10,065). The payment was made on May 13, 2005.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

33. DERIVATIVES (continued)

Interest Rate Swap Contracts (continued)

g.

On January 20, 2005, the Company entered into an interest rate swap contract with ABN with a notional amount of US$50,000 to unwind its existing 2 interest rate swap contracts with ABN (Notes 33j and 33l). Based on the contract which was effective starting May 5, 2005, the existing interest rate swap contracts and all related cash flows were cancelled effective January 20, 2005 and the fair value of the existing interest rate swap contracts as of January 20, 2005 was transferred into the new interest rate swap contract. Based on the contract, the Company agreed to pay at floating rate, in semi-annual intervals, on November 5, 2005 and thereafter every May 5 and November 5 up to the termination date on November 5, 2008, 6-month U.S. dollar LIBOR plus 3.15% in exchange for 7.75% per annum times the actual number of days in which the 6-month U.S.dollar LIBOR was located in the pre-determined ranges up to the termination date.

On May 12, 2005, the Company terminated its interest rate swap contract with ABN. Based on the termination confirmation, the Company was required to make termination payment in the amount of US$2,685 (equivalent to Rp25,494). The payment was made on May 13, 2005.

34.

COMMITMENTS AND CONTINGENCIES

a.

As of June 30, 2005, commitments on capital expenditures which are contractual agreements not yet realized relate to the procurement, installation and maintenance of property and equipment, and procurement of SIM cards and pulse reload vouchers stock amounting to US$219,755,
EUR1,135,248 (in full amount, equivalent to US$1,371) and Rp1,270,985 (Note 41).

The significant commitments on capital expenditures are as follows:

•

On April 15, 2004, the Company entered into a Construction of Single Network Jabotabek Area Agreement with PT Ericsson Indonesia and Ericsson AB (“Ericsson”), whereby Ericsson agreed to provide equipment and services in the construction of a single network for the Company’s GSM telecommunication system for contract amounts of US$95,951 and Rp194,087.

As of June 30, 2005, the Company has issued several Purchase Orders (“POs”) which relate to the purchase commitment under this agreement. The POs that have not been served amounted to US$18,665 and Rp177,350 as of June 30, 2005.

•

On March 15, 2005, the Company entered into Supply and Installation of BSS, MSC and IN Expansion Agreements with Ericsson, whereby Ericsson agreed to provide equipment and services in the installation of BSS, MSC and IN for total contract amounts of US$59,833 and Rp87,271.

As of June 30, 2005, the Company has issued several POs which relate to the purchase commitment under these agreements. The POs that have not been served amounted to US$49,871 and Rp87,271 as of June 30, 2005.

•

On November 5, 2003, IM3 entered into an agreement with Nokia for the latter to enhance the former’s radio network in East Java for contract amounts of Rp61,761 and US$43,074. On October 19, 2004, the Company and Nokia amended the contract amounts to become Rp113,923 and US$65,247.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

34.

COMMITMENTS AND CONTINGENCIES (continued)

As of June 30, 2005, the Company has issued several POs which relate to the purchase commitment under this agreement and its amendment. The POs that have not been served amounted to Rp28,383  and US$15,276 as of June 30, 2005.

b.

As of June 30, 2005, commitments made by the Company under operating lease agreements amounted to Rp39,047 and US$440 (Note 41).

c.

In 1994 and 1998, the Company was appointed as a Financial Administrator (“FA”) and Central Billing Party (“CBP”), respectively, by a consortium which was established to build and sell/lease Asia Pacific Cable Network (“APCN”) submarine cable in countries in the Asia-Pacific Region. As an FA, the Company collected and distributed funds from the sale of APCN’s IRU and Defined Underwritten Capacity (“DUC”) and Occasional Commercial Use (“OCU”) service, while as a CBP, the Company manages funds from the members of the consortium for upgrading the APCN cable. The funds received from the sale of IRU and DUC, OCU services and funds received for upgrading the APCN cable do not belong to the Company and, therefore, are not recorded in the Company’s books. However, the Company manages these funds in separate accounts. Subsequently, on April 25, 2005, the Company was discharged as the CBP.

As of June 30, 2005, the balance of the funds (including interest earned) amounted to US$25,677. Besides the funds from the sale of IRU, the members of the consortium also receive their share of the interest earned by the above funds.

d.

Based on letters No. S-5341/LK/2002 and No. S-5327/LK/2002, both dated December 4, 2002, from the Ministry of Finance (“MOF”) of the Republic of Indonesia, the Company was fined 2% interest per month as penalty (maximum of interest for 24 months) for the late payment of the Government’s dividends. The Company paid the dividends in accordance with the payment schedule approved in its Stockholders’ Annual General Meeting.

The penalties amounted to Rp20,633 and Rp38,096 for the dividends from the Company’s net income in 1999 and 2000, respectively. Based on a letter dated January 6, 2003, the Company requested the MOF to reconsider its decision to impose the penalties.

On December 1, 2003, MOF, through its letter No. S-6287/LK/2003, refused to reconsider its decision. Based on the letter, the penalty for the dividend from the Company’s net income in 2000 has been increased from Rp38,096 to Rp42,902.

Based on letter No. S-20/MBU.S/2004 dated January 28, 2004 of the Ministry of State-owned Enterprises of the Republic of Indonesia, the Ministry requested the MOF to reconsider its decision to penalize the Company for the late payment of dividends to the Government.

On February 5, 2004, the MOF, in its letter No. S-498/LK/2004, reminded the Company to settle the penalties.

In response to letter No. S-20/MBU.S/2004 dated January 28, 2004 from the Ministry of State-owned Enterprises (see above), the MOF through its letter No.  S-126/MK.6/2004 dated March 15, 2004 stated that the request of the Ministry of State-owned Enterprises to release the Company from the penalty on late payment of dividends was difficult to consider as there was no regulation for the release of the penalty on the late payments of dividends.

On June 15, 2005, the MOF, in its letter No. S-1680/AP/2005, reconfirmed the Company’s penalties amounting to Rp63,535 and requested the Company to immediately settle the penalties.

As of June 30, 2004 and 2005, the Company did not accrue any penalties on the dividends because, in the opinion of the Company’s legal counsels, the Company has assurance that it may not be liable to pay such penalties.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

35.

TARIFF SYSTEM

a.

International telecommunications services

The service rates (“tariffs”) for overseas exchange carriers are set based on the international telecommunications regulations established by the International Telecommunications Union (“ITU”). These regulations require the international telecommunications administrations to establish and revise, under mutual agreement, accounting rates to be applied among them, taking into account the cost of providing specific telecommunications services and relevant recommendations from the Consultative Committee on International Telegraph and Telephone (“CCITT”). The rates are divided into terminal shares payable to the administrations of terminal countries and, where appropriate, into transit shares payable to the administrations of transit countries.

The ITU also regulates that the monetary unit to be used, in the absence of special arrangements, shall be the Special Drawing Right (“SDR”) or the Gold franc which is equivalent to 1/3.061 SDR. Each administration shall, subject to applicable national law, establish the charges to be collected from its customers.

The tariffs billed to domestic subscribers for international calls originating in Indonesia, also known as collection rates, are established in a decision letter of the Ministry of Communications, which rates are generally higher than the accounting rates. During the period 1996 to 1998, the Ministry of Communications made tariff changes effective January 1, 1997, March 15, 1998 and November 15, 1998.

b.

Cellular services

Tariffs for cellular providers are set on the basis of Regulation No. KM 27/PR.301/MPPT-98 dated February 23, 1998 of the Ministry of Tourism, Posts and Telecommunications (subsequently renamed “Ministry of Communications” and most recently as “Ministry of Communications and Information Technology”). Under this regulation, the cellular tariffs consist of the following:

•

Connection fee

•

Monthly charges

•

Usage charges

The maximum tariff for connection fee is Rp200,000 per new connection number. The maximum tariff for monthly charges is Rp65,000. Usage charges consist of the following:

1.

Airtime

The maximum airtime tariff charged for “origin” cellular is Rp325/minute. The details of the tariff system are as follows:

a.

Cellular to cellular

: 2 times airtime rate

b.

Cellular to PSTN

: 1 time airtime rate

c.

PSTN to cellular

: 1 time airtime rate

d.

Card phone to cellular

: 1 time airtime rate plus 41% surcharge

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

35.

TARIFF SYSTEM (continued)

b.

Cellular services (continued)

2.

Usage

a.

Usage tariff charged to a cellular subscriber who makes a call to another subscriber using PSTN network is similar to the usage tariff of PSTN, which is applied on a time differentiation basis. For the use of local PSTN network, the tariff is computed at 50% of the prevailing local PSTN tariff.

b.

Long-distance usage tariff between two different service areas without using PSTN network is similar to the prevailing tariff on domestic long-distance call (“SLJJ”) for a PSTN subscriber.

The maximum tariff for active roaming is Rp1,000 per call and is charged to in-roaming cellular subscriber who makes a call.

Tariffs for prepaid customers are also regulated by the Ministry of Communications in its Decree No. KM.79 Year 1998 dated December 14, 1998, and are typically higher than tariffs for post-paid subscribers. Cellular operators are allowed to set their own tariffs. However, the maximum usage tariffs for prepaid customers may not exceed 140% of peak time tariffs for post-paid subscribers.

36.

INTERCONNECTION TARIFFS

Interconnection tariffs among domestic telecommunications operators are regulated by the Ministry of Communications through its decree No. KM.108/PR.301/MPPT-94 dated December 28, 1994. The decree has been updated several times with the latest update being decree No. KM.37 Year 1999 dated June 11, 1999. This decree, along with decree No. KM.46/PR.301/MPPT-98 dated February 27, 1998, prescribes interconnection tariff structures between mobile cellular telecommunications network and PSTN, mobile cellular telecommunications network and international telecommunications network, mobile cellular telecommunications network and other domestic mobile cellular telecommunications network, international telecommunications network and PSTN, and between two domestic PSTNs.

Based on the decree of the Ministry of Communications and Information Technology, the interconnection tariff arrangements are as follows:

1.

Structure of Interconnection Tariff

a.

Between international and domestic PSTN

Based on decision letter No. KM.37 Year 1999 dated June 11, 1999 of the Ministry of Communications, the interconnection tariffs are as follows:

Tariff

Basis

Access charge

Rp850 per call

Number of successful outgoing

and incoming calls

Usage charge

Rp550 per paid minute

Duration of successful outgoing

and incoming calls

USO

Rp750 per call

Number of successful outgoing

and incoming calls

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

36.

INTERCONNECTION TARIFFS (continued)

1.

Structure of Interconnection Tariff (continued)

a.

Between international and domestic PSTN (continued)

For a ten-year period effective January 1, 1995, the Company (Indosat only, not including Satelindo) was originally exempted from the obligation to pay USO to Telkom.

Based on a letter from the Ministry of Communications, the access and usage charges to be paid by an international telecommunications carrier to a domestic carrier for the next ten years up to 2004 are not to exceed 25% of the international telecommunications carrier’s international telecommunications revenue.

Based on regulation No. 28 year 2005 dated July 5, 2005 of the Government of the Republic of Indonesia, the USO tariff has been changed from Rp750 per successful international outgoing or incoming call to 0.75% of gross revenues from all services. The Company applied the new tariff starting January 1, 2005 (Note 27).

b.

Between domestic PSTN and another domestic PSTN

Interconnection charges for domestic telecommunication traffic (local and SLJJ) between a domestic PSTN and another domestic PSTN are based on agreements made by those domestic PSTN telecommunication carriers.

c.

Between cellular telecommunications network and domestic PSTN

Based on the Ministry of Tourism, Posts and Telecommunications Decree No. KM.46/PR.301/ MPPT-98 (“Decree No. 46”) dated February 27, 1998 which became effective starting April 1, 1998, the interconnection tariffs are as follows:

(1)

Local Calls

For local calls from a cellular telecommunications network to a PSTN subscriber, the cellular operator pays the PSTN operator 50% of the prevailing tariff for local calls.
For local calls from the PSTN to a cellular subscriber, the cellular operator receives the airtime charged by the PSTN operator to its subscribers.

(2)

SLJJ

For SLJJ which originates from the PSTN to a cellular subscriber, the cellular operator receives a portion of the prevailing SLJJ tariff, which portion ranges from 15% of the prevailing SLJJ tariff plus the airtime charges in cases where the entire long-distance portion is not carried by the cellular operator, to 60% of the tariff plus the airtime charges in cases where the entire long-distance portion is carried by the cellular operator.

For SLJJ which originates from a cellular telecommunications network to a PSTN subscriber, the cellular operator is entitled to retain a portion of the prevailing SLJJ tariff, which portion ranges from 15% of the tariff in cases where the entire long-distance portion is not carried by the cellular operator, to 60% of the tariff in cases where the entire long-distance portion is carried by the cellular operator.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

36.

INTERCONNECTION TARIFFS (continued)

1.

Structure of Interconnection Tariff (continued)

d.

Between cellular telecommunications network and another cellular telecommunications network

Based on Decree No. 46, the interconnection tariffs are as follows:

(1)

Local Calls

For local calls from a cellular telecommunications network to another, the “origin” cellular operator pays the airtime to the “destination” cellular operator. If the call is carried by a PSTN, the cellular operator pays the PSTN operator 50% of the prevailing tariff for local calls.

(2)

SLJJ

For SLJJ which originates from a cellular telecommunications network, the cellular operator is entitled to retain a portion of the prevailing SLJJ tariff, which portion ranges from 15% of the tariff in cases where the entire long-distance portion is not carried by the cellular operator, to 85% of the tariff in cases where the entire long-distance portion is carried by the cellular operator and the call is delivered to another cellular operator, and to 100% if the call is delivered to the same cellular operator.

e.

Between international PSTN and cellular telecommunications network

Starting from 1998, the interconnection tariff for international cellular call traffic to/from overseas from/to domestic cellular subscribers, regardless of whether the traffic is made through domestic PSTN or not, is based on the same tariff applied to traffic made through domestic PSTN as mentioned in “a” above. However, up to June 30, 2005, as agreed mutually with the cellular telecommunications operators, the Company (including Satelindo until it was merged - Note 1e) still applied the original contractual sharing agreements regarding the interconnection tariffs (Note 37).

f.

Between international gateway exchanges

Interconnection charges for international telecommunications traffic between international gateway exchanges are based on agreements between international telecommunications carriers and international telecommunications joint ventures.

2.

Revenue Sharing

Revenue from access and usage charges from international telecommunications traffic with telecommunications networks owned by more than one domestic telecommunications carrier which is not regulated by this decree, is to be proportionally shared with each carrier, which proportion is to be arranged by the Director General of Post and Telecommunications.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

37.

INTERCONNECTION AGREEMENTS WITH OTHER CELLULAR TELECOMMUNICATIONS OPERATORS

The Company, Satelindo and IM3 have interconnection agreements with each of PT Excelcomindo Pratama or “Excelcom” and Komselindo (for the interconnection agreement with Telkomsel,
Note 30). The principal matters covered by the agreements are as follows:

•

The Company’s and Satelindo’s international gateway exchanges are interconnected with mobile cellular telecommunication operators’ networks to make outgoing or receive incoming international calls through the Company’s and Satelindo’s international gateway exchanges.

•

The Company and Satelindo receive, as compensation for the interconnection, a portion of the cellular telecommunications operators’ revenues from the related services that are made through the Company’s and Satelindo’s international gateway exchanges.

•

Satelindo and IM3 also have an agreement with the above operators for the interconnection of Satelindo’s and IM3’s GSM mobile cellular telecommunications network with the above operators’ network, enabling the above operators’ customers to make calls/send short message services (“SMS”) to or receive calls/SMS from Satelindo’s and IM3’s customers.

•

The agreements are renewable annually.

As of June 30, 2005, the latest agreement with Komselindo was signed on July 6, 2004, while the latest agreement with Excelcom was signed on May 12, 2003. The Company (including Satelindo and IM3 until they were merged - Note 1e) and the above operators still continue their business under the agreements by applying the original compensation formula.

Interconnection (revenues) charges - net (earned) incurred by the Company from the operators are as follows:

2004

2005

Excelcom

8,695

18,961

Komselindo

(616

)

(1,211)

Net

charges

8,079

17,750

38.

ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

The Companies’ monetary assets and liabilities denominated in various foreign currencies as of     June 30, 2005 (converted to equivalent U.S. dollar if currency is other than U.S. dollar) are as follows:

Amount in

Equivalent

U.S. Dollar

Rupiah *

Assets:

Cash and cash equivalents

331,860

3,223,355

Accounts receivable

Trade

109,904

1,067,495

Others

1,479

14,365

Derivative assets

2,256

21,915

Other current assets

121

1,170

Due from related parties

650

6,318

Non-current assets - others

3,681

35,754

Total assets

449,951

4,370,372

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

38.

ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES (continued)

Amount in

Equivalent

U.S. Dollar

Rupiah *

Liabilities:

Accounts payable - trade

10,133

98,420

Procurement payable

176,794

1,717,200

Accrued expenses

23,265

225,973

Derivative liabilities

2,419

23,497

Other current liabilities

29

278

Bonds payable

548,307

5,325,777

Total liabilities

760,947

7,391,145

Net liabilities position

310,996

3,020,773

*

translated using the average of the buying and selling rates prevailing at balance sheet date as published by Bank Indonesia

39.

SEGMENT INFORMATION

The Companies manage and evaluate their operations in three major reportable segments: cellular, fixed telecommunication and MIDI. The operating segments are managed separately because each offers different services/products and serves different markets. The Companies operate in one geographic area only, so no geographical information on segments is presented.

Segment results and assets include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Expenditures for segment assets represent the total cost incurred during the period to acquire segment assets that are expected to be used for more than one year.

Consolidated information by industry segment follows:

Major Segments

Fixed

OtherSegment

Cellular

Telecommunication

MIDI

ServicesTotal

2004 (As Restated - Note 4)

Operating revenues

Revenues from external

customers

3,370,029

944,985

725,21333,8215,074,048

Inter-segment revenues

(45,904

)

45,904

58,87812,65471,532

Total operating revenues

3,324,125

990,889

784,09146,4755,145,580

Inter-segment revenues

elimination

(71,532)

Operating revenues - net

5,074,048

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

39.

SEGMENT INFORMATION (continued)

Major Segments

Fixed

OtherSegment

Cellular

Telecommunication

MIDI

ServicesTotal

2004 (As Restated - Note 4)

(continued)

Income

Operating income (loss)

1,159,608

431,406

168,708(27,137)1,732,585

Gain on sale of investment in

associated company

278,743

Gain on sale of other

long-term investment

110,929

Interest income

98,046

Equity in net income of

associated companies

61,647

Financing cost

(549,904)

Income tax expense

(388,310)

Loss on change in fair value of

derivatives

- net

(295,037)

Amortization of goodwill

(113,174)

Loss on foreign exchange - net

(109,992)

Others - net

10,373

Income before Minority Interest in

Net Income of Subsidiaries

835,906

Other Information

Segment assets

19,279,737

1,699,195

2,982,488142,99224,104,412

Unallocated assets

7,152,092

Inter-segment assets elimination

(3,701,935)

Assets - net

27,554,569

Segment liabilities

14,119,144

1,039,857

968,58160,42316,188,005

Unallocated liabilities

2,126,263

Inter-segment liabilities elimination

(2,899,805)

Liabilities - net

15,414,463

Capital expenditure

1,751,433

184,891

334,7141,8622,272,900

Depreciation and amortization

955,275

77,525

210,882

2,0781,245,760

Major Segments

Fixed

OtherSegment

Cellular

Telecommunication

MIDI

ServicesTotal

2005

Operating revenues

Revenues from external

customers

4,403,865

660,314

820,065

-5,884,244

Inter-segment revenues

(57,652

)

57,652

118,370

-118,370

Total operating revenues

4,346,213

717,966

938,435

-6,002,614

Inter-segment revenues

elimination

(118,370)

Operating revenues - net

5,884,244

Income

Operating income

1,627,375

116,683

172,332

-1,916,390

Interest income

79,488

Equity in net income of

associated company

67

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

39.

SEGMENT INFORMATION (continued)

Major Segments

Fixed

OtherSegment

Cellular

Telecommunication

MIDI

ServicesTotal

2005 (continued)

Financing cost

(595,385)

Income tax expense

(347,731)

Loss on foreign exchange - net

(119,308)

Amortization of goodwill

(113,174)

Loss on change in fair value

of derivatives - net

(44,104)

Loss on sale of other

long-term investment

(1,046)

Others - net

28,826

Income before Minority Interest in

Net Income of Subsidiaries

804,023

Other Information

Segment assets

26,112,998

1,174,760

3,168,360

-30,456,118

Unallocated assets

8,047,395

Inter-segment assets elimination

(6,250,749)

Assets - net

32,252,764

Liabilities segment

19,796,465

933,067

1,030,113

-21,759,645

Unallocated liabilities

2,656,216

Inter-segment liabilities elimination

(5,409,739)

Liabilities - net

19,006,122

Capital expenditure

2,954,295

162,387

303,968

-3,420,651

Depreciation and amortization

1,148,398

114,990

213,907

-1,477,295

40.

ECONOMIC CONDITIONS

The operations of the Companies have been affected and may continue to be affected for the foreseeable future by the economic conditions in Indonesia that may contribute to volatility in currency values and negatively impact economic growth. Economic improvements and sustained recovery are dependent upon several factors such as fiscal and monetary actions being undertaken by the Government and others, actions that are beyond the control of the Companies.

41.

SUBSEQUENT EVENT

As of August 5, 2005, the average buying and selling rate of bank notes published by Bank Indonesia is Rp9,735 to US$1 (in full amounts), while as of June 30, 2005, the average buying and selling rate was Rp9,713 to US$1 (in full amounts). On the basis of the rate as of August 5, 2005, the Companies suffered foreign exchange loss amounting to approximately Rp6,842 on the foreign currency liabilities, net of foreign currency assets, as of June 30, 2005 (Note 38).

The commitments for the capital expenditures and operating leases denominated in foreign currencies as of June 30, 2005 as disclosed in Notes 34a and 34b would approximate Rp2,152,662 and Rp4,283, respectively, if translated at the rate as of August 5, 2005.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

42.

RECLASSIFICATION OF ACCOUNTS

Following are the accounts in the 2004 consolidated financial statements which have been reclassified to conform with the presentation of accounts in the 2005 consolidated financial statements:

As Previously Reported

As Reclassified

Amount

Due from related parties - net of

Accounts receivable - others - net of

allowance for doubtful accounts

allowance for doubtful accounts of

of Rp23,412

Rp23,412

-

Operating expenses -

Operating expenses - compensation to

leased circuits

telecommunication carriers and

service providers

32,036

      Other income -

interest income

Other expenses - loss on change in

fair value of derivatives - net

(15,994

)

      Other expenses - financing cost

Other expenses - loss on change in

fair value of derivatives - net

23,153

43.

COMPLETION OF THE FINANCIAL STATEMENTS

The management of the Company is responsible for the preparation of the accompanying consolidated financial statements that were completed on August 5, 2005.

101